Form 10-K, Exhibit 13
period 1996-06-30
CRAIG JENNY INC /DE
filed 1996-09-26
CIK 878865

                                                                      EXHIBIT 13


FINANCIAL HIGHLIGHTS

Years ended June 30, all amounts in thousands, except per share data.

                                   1992      1993       1994       1995       1996
- ----------------------------------------------------------------------------------
Revenues                       $461,153   490,549    403,341    378,093    401,018
Operating income                 72,850    59,178      1,021     17,363     35,521
Income before
   extraordinary item            43,095    36,760        534     11,772     22,912

Per share amounts:
   Income before
      extraordinary item           1.64      1.35        .02        .46        .95

   Net income                      1.40      1.35        .02        .46        .95
   Dividends declared               .40       .60        .45         --         --

Total assets                    115,262   124,243    104,190    115,376    104,401

Shares outstanding               27,500    26,500     26,076     25,196     20,856



                                      [1]

                                              Jenny Craig, Inc. and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS




FORWARD-LOOKING STATEMENTS

Information provided in this Annual Report may contain, and the Company may from time to time disseminate material and make statements which may contain "forward-looking" information, as that term is defined by the Private Securities Litigation Reform Act of 1995 (the "Act"). These cautionary statements are being made pursuant to the provisions of the Act and with the intention of obtaining the benefit of "safe harbor" provisions of the Act. The reader is cautioned that all forward-looking statements are necessarily speculative. The reader should carefully review the cautionary statements contained in the Company's Annual Report on Form 10-K for the year ended June 30, 1996, which identify important factors that could cause actual results to differ materially from those in the forward-looking statements, as well as the risk factors which may also be identified by the Company from time to time in other filings with the Securities and Exchange Commission, press releases and other communications.

   The following table gives certain key statistics regarding the Company during the past five years:

   Years Ended June 30,                        1992        1993         1994        1995         1996
- -----------------------------------------------------------------------------------------------------
   CENTRES OPEN AT END OF YEAR:
   Company-owned
      United States                             370         476          502         478          485
      Foreign                                    88         103          106         102          103
- -----------------------------------------------------------------------------------------------------
                                                458         579          608         580          588
- -----------------------------------------------------------------------------------------------------
   Franchise
      United States                             199         176          159         154          159
      Foreign                                    37          39           43          43           36
- -----------------------------------------------------------------------------------------------------
                                                236         215          202         197          195
- -----------------------------------------------------------------------------------------------------
            Total                               694         794          810         777          783
- -----------------------------------------------------------------------------------------------------

   AVERAGE REVENUE PER CENTRE IN THOUSANDS:
   Company-owned
      United States                            $965         859          628         600          642
      Foreign                                   447         387          346         356          407
   Franchise
      United States                             986         937          644         654          659
      Foreign                                   463         437          441         343          328

   Average revenue per centre for foreign operations is significantly less than for United States operations due to fewer program participants and, accordingly, operating margins for foreign operations are lower than for United States operations. See Note 13 of Notes to Consolidated Financial Statements for additional information regarding foreign operations.


                                      [15]

                                              Jenny Craig, Inc. and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(continued)




      The following table presents the range of initial service and maintenance fees charged by the Company:

                                        Initial Service           Maintenance
- -------------------------------------------------------------------------------
   Fiscal Year                         Low        High          Low        High
- -------------------------------------------------------------------------------
   1992                                $29          79           99         125
   1993                                 19          79           99         129
   1994                                 10          99           99         125
   1995                                 10          99           99          99
   1996                                 10         180           99         181

YEAR ENDED JUNE 30, 1996 AS COMPARED
TO YEAR ENDED JUNE 30, 1995

Revenues from United States Company-owned operations increased 6% from $291,327,000 in 1995 to $309,415,000 in 1996. There was a 1% increase in the total number of United States Company-owned centres in operation from 478 in fiscal 1995 to 485 in fiscal 1996. Average revenue per United States Company-owned centre increased 7% from $600,000 in 1995 to $642,000 in 1996. Although there was a 7% decrease in the number of new participants enrolled in the program between the years, service revenues from United States Company-owned operations increased 15%, from $18,870,000 in 1995 to $21,769,000 in 1996. This increase in service revenues was due to an increase in the average service fee charged per new participant. Product sales, which consists primarily of food products, from United States Company-owned operations increased 6% from $272,457,000 in 1995 to $287,646,000 in 1996, principally due to an increase in the average food purchase per active participant in the program between the years, and reflected an approximate 5% increase in the retail selling price of the Company's food products effected in November 1995. Revenues from foreign Company-owned operations increased 12% from $36,989,000 in 1995 to $41,590,000 in 1996 and average revenue per foreign Company-owned centre increased 14% from $356,000 in 1995 to $407,000 in 1996 principally due to an increase in the number of new enrollments in the program. There was a 2% average increase in the Australian and Canadian currencies in relation to the U.S. dollar between the years. The number of foreign Company-owned centres in operation increased 1% from 102 at June 30, 1995 to 103 at June 30, 1996.

   In April 1996, the United States Food and Drug Administration ("FDA") approved dexfenfluramine, commonly referred to by its trade name Redux,(TM) for use as a doctor-prescribed medication for the treatment of obesity. The Company believes that the extensive publicity that accompanied the introduction of Redux(TM) heightened the public's interest in weight loss pharmaceuticals, and appears to be responsible for softened demand being experienced by the Company for its products and services. For the months of July and August 1996, leads, which represent inquiries about the program received at the Company's centres, were reduced approximately 33%, new program sales were reduced approximately 38%, and active clients and weekly deposits were down approximately 14% and 13%, respectively, from the same period in the prior year. In July 1996, the Company began test marketing, on a very limited basis, a new weight loss program incorporating the traditional elements of the Company's program for qualified clients who choose to utilize weight loss medications. Preliminary results in the test markets appear to demonstrate interest in this new program with leads up in July and August 1996 from the same period in the prior year. New program sales, weekly deposits, and active clients in the test markets, however, did not increase and were down approximately the same as the remainder of the Company's cen-



                                      [16]

                                              Jenny Craig, Inc. and Subsidiaries

tres during July and August 1996 compared to the same period in the prior year.

   Costs and expenses of United States Company-owned operations increased less than 1% from $264,549,000 in 1995 to $264,693,000 in 1996. Costs and expenses of
United States Company-owned operations in 1995 included a $2,200,000 provision to reflect the settlement of certain securities class action litigation against the Company. Costs and expenses of United States Company-owned operations in 1996 were reduced by a $2,200,000 credit that resulted from the Company's successful litigation recovery from one of its insurance carriers related to the 1995 settlement. Costs and expenses of United States Company-owned operations as a percentage of United States Company-owned revenues decreased from 91% to 86% between the years principally due to the aforementioned credit for the litigation recovery, the favorable effect of the revenue increase between the years which reflected, in large part, an increase in the retail selling price of the Company's products and services without a related increase in costs and expenses, and the lower proportion of fixed costs when compared to the increased revenues. Costs and expenses of foreign Company-owned operations increased 12% from $35,127,000 in 1995 to $39,357,000 in 1996 principally because costs and expenses of foreign Company-owned operations in 1995 was reduced by $1,843,000 representing the reversal of a portion of a provision originally recorded in 1994 for centre closures and the increased variable costs related to the higher level of operations. After including the allocable portion of general and administrative expenses, foreign Company-owned operations had operating income of $58,000 for fiscal 1996 as compared to an operating loss of $203,000 for fiscal 1995.

   The Company's gross margin on product sales from Company-owned operations increased from 7% in 1995 to 11% in 1996 and its gross margin on service revenues increased from 35% in 1995 to 39% in 1996. Costs and expenses of Company-owned operations, other than direct product costs, are allocated between product and service based upon the respective percentage of total revenue from Company-owned operations derived from product sales and service revenue. The improvement in gross margins in 1996 compared to 1995 results principally from the increase in the retail selling price of the Company's products and services without a related increase in costs and expenses, and the $2,200,000 provision recorded in 1995 compared to the $2,200,000 credit recorded in 1996 pertaining to the aforementioned litigation.

   Revenues from franchise operations increased slightly from $49,777,000 in 1995 to $50,013,000 in 1996 despite a 1% decrease in the number of franchise centres operating between the years from 197 in 1995 to 195 in 1996.

   Costs and expenses of franchise operations, which consist primarily of product costs, decreased 5% from $34,726,000 in 1995 to $32,985,000 in 1996, and decreased as a percent of franchise revenues, principally because of a reduction in the purchase of national television advertising, a portion of which is allocated to franchise operations, and a $900,000 reversal of a portion of the Company's allowance for doubtful accounts reflecting improved collectibility of receivables from franchisees.

   General and administrative expenses increased 8% from $26,328,000 in 1995 to $28,462,000 in 1996 but remained relatively constant at 7.1% of total revenues in 1996 compared to 7.0% in 1995. The absolute increase was principally due to increased compensation and consulting expenses as well as a $1,000,000 charge for the early termination of the Company's corporate office lease, net of estimated sublease income.

   The elements discussed above combined to result in an increase in operating income from $17,363,000 in 1995 to $35,521,000 in 1996 and an increase in net income from $11,772,000, or $.46 per share, in 1995 to $22,912,000, or $.95 per share, in 1996.

   The Company and complaint counsel for the Federal Trade Commission have entered into a proposed Consent


                                      [17]

                                              Jenny Craig, Inc. and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(continued)

Order settling all contested issues raised in a complaint filed in September 1993 against the Company alleging that the Company violated the Federal Trade Commission Act by the use and content of certain advertisements for the Company's weight loss program featuring testimonials, claims for the program's success and safety, and statements as to the program's costs to participants. The proposed Consent Order does not admit any issue of fact or law or any violation by the Company of any law or regulation, and does not involve payment by the Company of any civil money penalty, damages, or other financial relief. The proposed Consent Order requires certain procedures and disclosures in connection with the Company's advertisements of its products and services. If the full Commission accepts the proposed Consent Order it will be published for public comment and, unless modified or withdrawn on the basis of public comments, it thereafter will become effective. The Company does not believe that compliance with the proposed Consent Order will have a material adverse effect on the Company's consolidated financial statements or its current advertising and marketing practices.

YEAR ENDED JUNE 30, 1995 AS COMPARED
TO YEAR ENDED JUNE 30, 1994

Revenues from United States Company-owned operations decreased 5% from $307,925,000 in 1994 to $291,327,000 in 1995. There was a 5% decrease in the total number of United States Company-owned centres in operation from 502 to
478. Average revenue per United States Company-owned centre declined 4% from $628,000 in 1994 to $600,000 in 1995. Although there was a 6% increase in the number of new participants enrolled in the program between the years, service revenues from United States Company-owned operations declined 11%, from $21,303,000 in 1994 to $18,870,000 in 1995. This decline in service revenues was due to a decrease in the average service fee charged per new participant. Product sales, which consists primarily of food products, from United States Company-owned operations declined 5% from $286,623,000 in 1994 to $272,457,000 in 1995, principally due to a decrease in the average number of active participants in the program between the years. Revenues from foreign Company-owned operations increased 2% from $36,140,000 in 1994 to $36,989,000 in 1995 and average revenue per foreign Company-owned centre increased 3% from $346,000 in 1994 to $356,000 in 1995 principally as a result of a net 5% average increase in the Australian and Canadian currencies in relation to the U.S. dollar between the years. There was a 4% decrease in the number of foreign Company-owned centres in operation, from 106 at June 30, 1994 to 102 at June 30, 1995.

   During fiscal 1994, the Company accrued a provision for loss of $5,029,000 in connection with the planned closure of 55 Company-owned centres, $2,529,000 of which was designated for 30 United States centres and $2,500,000 for 25 foreign centres. With respect to the United States planned closures, 48 centres were closed as of June 30, 1995. The additional 18 centres which were closed did not require an addition to the provision for centre closures as these centres were principally closed on their respective lease termination dates and therefore did not require material lease termination costs or fixed asset write-offs. Total cash payments made through June 30, 1995 in connection with the closure of U.S. centres were $1,155,000 and total non-cash fixed asset write-offs were $1,120,000. The Company estimates that future cash payments totaling approximately $250,000 will be made to complete the planned closure of the United States centres. With respect to the foreign centres, two centres were closed during the nine months ended March 31, 1995 which reduced the original accrual by $38,000. The revenues and operating results of most of the remaining 23 foreign centres originally designated for closure improved substantially during the quarter ended June 30, 1995 (and to a lesser extent during the quarter ended March 31, 1995), and management determined that 17 of these centres should not be closed.


                                      [18]

                                              Jenny Craig, Inc. and Subsidiaries

Management's decision to continue to operate these centres was based principally on the average revenue per centre levels attained by these centres during the quarter ended June 30, 1995. Average revenue per centre at these centres was approximately 40% higher in the quarter ended June 30, 1995 compared to the quarter ended March 31, 1994. As a result, $1,843,000, or $.07 per share, of the remaining accrued liability of $2,462,000 in connection with the closure of the foreign centres was reversed and is reflected in fiscal 1995 operating results in the Company-owned operations section of the "Costs and Expenses" caption of the Consolidated Statements of Income.

   Costs and expenses of United States Company-owned operations decreased 10% from $294,054,000 in 1994 to $264,549,000 in 1995. Costs and expenses of United States Company-owned operations in 1994 included provisions for loss totaling $8,779,000 pertaining to centre closures and certain litigation. Costs and expenses of United States Company-owned operations in 1995 included a $2,200,000 provision to reflect the settlement of certain securities class action litigation. This settlement required an aggregate payment of $9,500,000 into a settlement fund. The Company's primary insurance carrier paid $5,000,000 directly into this fund in connection with the settlement and covered defense costs and the Company paid $4,500,000 into the fund. The $2,200,000 is the net provision after taking into account previously accrued legal fees of $2,300,000 in connection with this litigation. The decrease in costs and expenses of United States Company-owned operations reflects the reduced variable costs related to the lower level of operations, the reduced fixed costs resulting from the reduced number of United States Company-owned centres in operation, the Company's efforts in controlling expenses, particularly advertising which was approximately $9,400,000 lower in 1995 compared to 1994, and the substantial difference in the provisions for loss between the years. As a result, costs and expenses of United States Company-owned operations as a percentage of United States Company-owned revenues decreased from 95% to 91% between the years. Costs and expenses of foreign Company-owned operations decreased 12% from $40,071,000 in 1994 to $35,127,000 in 1995 principally because 1994 included the aforementioned provision for loss of $2,500,000 for centre closures while 1995 included the reversal of $1,843,000 of such provision. After including this reversal and the allocable portion of general and administrative expenses, foreign Company-owned operations incurred an operating loss of $203,000 for fiscal 1995 as compared to an operating loss of $5,905,000 for fiscal 1994.

   The Company's gross margin on product sales from Company-owned operations increased from 1% in 1994 to 7% in 1995 and its gross margin on service revenues increased from 24% in 1994 to 35% in 1995. Costs and expenses of Company-owned operations, other than direct product costs, are allocated between product and service based upon the respective percentage of total revenue from Company-owned operations derived from product sales and service revenue. The improvement in gross margins in fiscal 1995 compared to fiscal 1994 results principally from the absence in fiscal 1995 of the provisions for loss pertaining to centre closures and certain litigation recorded in fiscal 1994.

   Revenues from franchise operations decreased 16% from $59,276,000 in 1994 to $49,777,000 in 1995. This decline is principally due to a 10% decrease in the average number of franchised centres operating between the years and an approximate 6% reduction in the price charged to United States franchisees for food products effective July 1, 1994. The decrease in the average number of franchised centres is principally due to the Company's acquisition of 31 centres from affiliated franchisees in April 1994.

   Costs and expenses of franchise operations, which consist primarily of product costs, decreased 21% from $43,686,000 in 1994 to $34,726,000 in 1995 primarily due to the reduced level of franchise operations. In addition,


                                      [19]

                                              Jenny Craig, Inc. and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(continued)

costs and expenses of franchise operations in 1994 included bad debt provisions totaling $4,155,000. The decrease in fiscal 1995 in costs and expenses of franchise operations as a percentage of franchise revenues was principally due to the aforementioned bad debt provisions recorded in the prior year offset in part by the reduction in the price charged to United States franchisees for food products.

   General and administrative expenses increased 7% from $24,509,000 in 1994 to $26,328,000 in 1995 and from 6.1% to 7.0% of total revenues for the years ended June 30, 1994 and 1995, respectively. This increase was principally due to professional fees and an increase in insurance costs.

   The elements discussed above combined to result in an increase in operating income from $1,021,000 in 1994 to $17,363,000 in 1995 and an increase in net income from $534,000, or $.02 per share, in 1994 to $11,772,000, or $.46 per share, in 1995.

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents, and short-term investments were $50,580,000 at June 30, 1996, a $9,198,000 decrease from 1995. This decrease was principally due to the Company's purchase of 4,396,689 shares of its common stock at a cost of $44,395,000, offset in part by net cash provided by operating activities. The Company believes that its cash flow from operations will be sufficient to fund its day-to-day operations and capital expenditures.

EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement requires that the Company review for impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 will be effective for the Company's fiscal year beginning July 1, 1996. The Company does not expect that the adoption of this statement will have a material impact on the Company's financial position or results of operations.

   The FASB also issued SFAS No. 123, "Accounting for Stock-Based Compensation." The Company is required to adopt SFAS 123 for the fiscal year beginning July 1, 1996. This statement establishes accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. Under SFAS 123 the Company may either adopt the new fair value-based accounting method or continue the intrinsic value-based method and provide pro forma disclosures of net income and earnings per share as if the fair value accounting provisions of this statement had been adopted. The Company plans to adopt only the disclosure requirements of SFAS 123; therefore such adoption will have no effect on the Company's financial position or results of operations.


                                      [20]

                                              Jenny Craig, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS
June 30, 1995 and 1996
($ in thousands)


                                                                                1995              1996
- ---------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                                $ 51,819            43,535
Short-term investments                                                      7,959             7,045
Accounts receivable, net                                                    2,129             3,668
Inventories                                                                17,676            17,401
Prepaid expenses and other assets                                           7,821             8,282
- ---------------------------------------------------------------------------------------------------
         Total current assets                                              87,404            79,931
Cost of reacquired area franchise rights, net                               8,218             7,496
Property and equipment, net                                                18,254            15,474
Other assets                                                                1,500             1,500
- ---------------------------------------------------------------------------------------------------
                                                                         $115,376           104,401
- ---------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable                                                           16,794            20,916
Accrued liabilities                                                        17,855            22,415
Income taxes payable                                                        3,311             2,102
Deferred service revenue                                                    3,269             4,506
- ---------------------------------------------------------------------------------------------------
         Total current liabilities                                         41,229            49,939
Stockholders' equity:
   Common stock $.000000005 par value, 100,000,000 shares authorized;
      Issued: 1995--27,500,400 shares; 1996--27,557,340 shares
      Outstanding: 1995--25,196,000 shares; 1996--20,856,251 shares            --                --
   Additional paid-in capital                                              71,148            71,478
   Retained earnings                                                       31,318            54,230
   Equity adjustment from foreign currency translation                        415             1,883
   Treasury stock, at cost:
      1995--2,304,400 shares; 1996--6,701,089 shares                      (28,734)          (73,129)
- ---------------------------------------------------------------------------------------------------
         Total stockholders' equity                                        74,147            54,462
Commitments and contingencies
- ---------------------------------------------------------------------------------------------------
                                                                         $115,376           104,401
- ---------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.


                                      [21]

                                              Jenny Craig, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
For the years ended June 30, 1994, 1995 and 1996
($ in thousands, except per share amounts)


                                               1994             1995              1996
- --------------------------------------------------------------------------------------
Revenues:
   Company-owned operations:
      Product sales                        $319,843          306,924           326,107
      Service revenue                        24,222           21,392            24,898
- --------------------------------------------------------------------------------------
                                            344,065          328,316           351,005
- --------------------------------------------------------------------------------------
   Franchise operations:
      Product sales                          49,782           41,852            42,059
      Royalties                               8,929            7,740             7,719
      Initial franchise fees                    565              185               235
- --------------------------------------------------------------------------------------
                                             59,276           49,777            50,013
- --------------------------------------------------------------------------------------
            Total revenues                  403,341          378,093           401,018
- --------------------------------------------------------------------------------------
Costs and expenses:
   Company-owned operations:
      Product                               315,771          285,700           288,954
      Service                                18,354           13,976            15,096
- --------------------------------------------------------------------------------------
                                            334,125          299,676           304,050
- --------------------------------------------------------------------------------------
   Franchise operations:
      Product                                39,880           32,520            30,699
      Other                                   3,806            2,206             2,286
- --------------------------------------------------------------------------------------
                                             43,686           34,726            32,985
- --------------------------------------------------------------------------------------
                                             25,530           43,691            63,983
General and administrative expenses          24,509           26,328            28,462
- --------------------------------------------------------------------------------------
            Operating income                  1,021           17,363            35,521
Other income, principally interest            1,589            2,403             2,960
- --------------------------------------------------------------------------------------
            Income before taxes               2,610           19,766            38,481
Provision for income taxes                    2,076            7,994            15,569
- --------------------------------------------------------------------------------------
            Net income                     $    534           11,772            22,912
- --------------------------------------------------------------------------------------
            Net income per share           $    .02              .46               .95
- --------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.


                                      [22]

                                              Jenny Craig, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended June 30, 1994, 1995 and 1996
($ in thousands)

                                                                                      Equity
                                                                                    adjustment
                                                                                       from
                                                          Additional                  foreign
                                                Common      paid-in     Retained     currency    Treasury
                                                 stock      capital     earnings    translation    stock        Total
- ---------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1993                          --        $71,145      30,745         (870)    (16,477)      84,543
Net income                                        --             --         534           --          --          534
Dividends on common stock ($.45 per share)        --             --     (11,733)          --          --      (11,733)
Purchase of 424,300 shares
      of common stock, at cost                    --             --          --           --      (6,330)      (6,330)
Translation adjustment                            --             --          --        1,334          --        1,334
- ---------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1994                          --         71,145      19,546          464     (22,807)      68,348
Net income                                        --             --      11,772           --          --       11,772
Purchase of 880,500 shares
      of common stock, at cost                    --             --          --           --      (5,927)      (5,927)
Exercise of stock options                         --              3          --           --          --            3
Translation adjustment                            --             --          --          (49)         --          (49)
- ---------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1995                          --         71,148      31,318          415     (28,734)      74,147
Net income                                        --             --      22,912           --          --       22,912
Purchase of 4,396,689 shares
      of common stock, at cost                    --             --          --           --     (44,395)     (44,395)
Exercise of stock options                         --            330          --           --          --          330
Translation adjustment                            --             --          --        1,468          --        1,468
- ---------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1996                          --        $71,478      54,230        1,883     (73,129)      54,462
- ---------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.


                                      [23]

                                              Jenny Craig, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS For the years ended June 30, 1994, 1995 and 1996 ($ in thousands)

                                                                          1994             1995              1996
- -----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                         $    534           11,772            22,912
   Adjustments to reconcile net income to net
      cash provided by operating activities:
         Depreciation and amortization                                   9,544            8,540             7,405
         Provision for doubtful accounts                                 4,155               --              (900)
         Provision for centre closures                                   5,029           (1,843)               --
         Loss on disposal of property and equipment                      1,074              694               167
         (Increase) decrease in:
            Accounts receivable                                         (2,432)           1,092              (639)
            Inventories                                                   (483)          (1,969)              275
            Prepaid expenses and other assets                           (7,784)           4,035              (461)
         Increase (decrease) in:
            Accounts payable                                             2,934            2,912             4,122
            Accrued liabilities                                         (3,439)             322             4,560
            Income taxes payable                                        (3,573)           3,311            (1,209)
            Deferred service revenue                                    (1,357)             682             1,237
- -----------------------------------------------------------------------------------------------------------------
               Net cash provided by operating activities                 4,202           29,548            37,469
- -----------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Purchase of property and equipment                                   (6,649)          (1,931)           (3,662)
   Purchase of short-term investments                                  (32,621)          (8,294)           (9,877)
   Proceeds from maturity of short-term investments                     46,141           23,932            10,791
   Payments for acquisition of franchised centres                         (239)              --                --
   Increase in other assets                                                 --           (1,500)               --
- -----------------------------------------------------------------------------------------------------------------
               Net cash provided by (used in) investing activities       6,632           12,207            (2,748)
- -----------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Purchase of treasury stock                                           (6,330)          (5,927)          (44,395)
   Dividends on common stock                                           (15,710)              --                --
   Proceeds from exercise of stock options                                  --                3               330
- -----------------------------------------------------------------------------------------------------------------
               Net cash used in financing activities                   (22,040)          (5,924)          (44,065)
- -----------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents             1,083               --             1,060
Net increase (decrease) in cash and cash equivalents                   (10,123)          35,831            (8,284)
Cash and cash equivalents at beginning of year                          26,111           15,988            51,819
- -----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                              $ 15,988           51,819            43,535
- -----------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
   Income taxes paid                                                  $ 11,482            3,652            16,780
Supplemental disclosure of noncash investing
   activities--acquisition of franchised centres:
      Cancellation of accounts receivable                             $  1,777               --                --
      Fair value of assets acquired                                   $  2,302               --                --
      Liabilities assumed                                             $    525               --                --

See accompanying Notes to Consolidated Financial Statements.


                                      [24]

                                              Jenny Craig, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 1994, 1995 and 1996


Jenny Craig, Inc. (the "Company"), through its wholly-owned subsidiaries, operates and franchises centres offering weight loss programs to the general public in the United States, Australia, New Zealand, Canada and Puerto Rico.


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.


CASH EQUIVALENTS Cash equivalents consist principally of money market funds and other highly liquid interest-bearing instruments with original maturities of three months or less.


SHORT-TERM INVESTMENTS Short-term investments consist principally of U.S. Government securities and tax exempt municipal obligations. The Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115) effective July 1, 1994. The adoption of SFAS 115 did not have a material effect on the Company's consolidated financial statements. Under SFAS 115, the Company currently classifies its securities as held-to-maturity. Held-to-maturity securities are those investments in which the Company has the ability and intent to hold the security until maturity. Held-to-maturity securities are recorded at amortized cost, which approximates market value. All investments mature within a 12-month period. Dividend and interest income are recognized in the period earned.


INVENTORIES Inventories, which consist primarily of food products held for sale, are stated at the lower of cost (determined using the first-in, first-out method) or market.


PROPERTY AND EQUIPMENT Property and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, predominantly five years. Leasehold improvements are amortized over the shorter of their useful life or related lease term, predominantly five years.


REACQUIRED AREA FRANCHISE RIGHTS The cost of reacquired area franchise rights is amortized using the straight-line method over their estimated useful lives of approximately 17 years. The Company evaluates the recoverability of the carrying amount of reacquired area franchise rights when events or circumstances indicate that the carrying amount may not be recovered. The Company would recognize an impairment charge if the evaluation indicated that the expected future net cash flows on an undiscounted basis were less than the carrying amount of reacquired area franchise rights.


REVENUE RECOGNITION Service revenue is derived from the sale of weight management and maintenance programs under contracts which entitle the customer to participate in the program. The Company recognizes $60 as revenue at the time of sale to match the costs incurred in establishing individual programs for new participants. The remaining service revenue is deferred and recognized as revenue based upon expected customer attendance at the centres. Service revenue not recognized in income is recorded as deferred service revenue in the accompanying consolidated balance sheets.

   The Company grants franchises in exchange for an initial franchise fee which is recorded as revenue when substantially all services have been performed and the franchisee commences operations. Costs associated with such sales, substantially all of which are incurred prior to the franchisee commencing operations, are expensed as incurred. Franchise royalties are calculated as a percentage of franchisees' revenue in accordance with the franchise agreements.


                                      [25]

                                             Jenny Craig, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

   The Company's allowance for doubtful accounts amounted to $5,620,000 and $1,464,000 at June 30, 1995 and 1996, respectively.


ADVERTISING COSTS Advertising costs are charged to expense as incurred.


TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS Assets and liabilities of foreign operations where the functional currency is other than the U.S. dollar are translated at fiscal year-end rates of exchange, and the related income and expense amounts are translated at the average rates of exchange in effect for the fiscal year. Gains or losses resulting from translating foreign currency financial statements are accumulated in a separate component of stockholders' equity.


FAIR VALUE OF FINANCIAL INSTRUMENTS The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate their fair value because of the short-term nature of those instruments.


USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS The Financial Accounting Standards Board (FASB) has issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement requires that the Company review for impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 will be effective for the Company's fiscal year beginning July 1, 1996. The Company does not expect that the adoption of this statement will have a material impact on the Company's financial position or results of operations.

   The FASB also issued SFAS No. 123, "Accounting for Stock-Based Compensation." The Company is required to adopt SFAS 123 for the fiscal year beginning July 1, 1996. This statement establishes accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. Under SFAS 123, the Company may either adopt the new fair value-based accounting method or continue the intrinsic value-based method and provide pro forma disclosures of net income and earnings per share as if the fair value accounting provisions of this statement had been adopted. The Company plans to adopt only the disclosure requirements of SFAS 123; therefore such adoption will have no effect on the Company's financial position or results of operations.


RECLASSIFICATION Certain prior year balances have been reclassified to conform with the current year's presentation.


2. PROPERTY AND EQUIPMENT Property and equipment at June 30 is summarized as follows ($ in thousands):

                                           1995      1996
- ---------------------------------------------------------
Furniture and equipment                 $37,218    39,421
Leasehold improvements                   19,033    20,155
- ---------------------------------------------------------
                                         56,251    59,576

Less accumulated depreciation
   and amortization                     (37,997)  (44,102)
- ---------------------------------------------------------
                                        $18,254    15,474
- ---------------------------------------------------------


                                      [26]

                                             Jenny Craig, Inc. and Subsidiaries

3. ACCRUED LIABILITIES
Accrued liabilities at June 30 are summarized as follows
($ in thousands):

                                           1995      1996
- ---------------------------------------------------------
Accrued salaries, wages and benefits    $12,478    14,267
Other accruals                            5,377     8,148
- ---------------------------------------------------------
                                        $17,855    22,415
- ---------------------------------------------------------


4. INCOME TAXES

The Company and its United States subsidiaries file consolidated federal and combined state income tax returns. Jenny Craig Weight Loss Centres, Pty. Ltd. and Jenny Craig Weight Loss Centres (Canada), Ltd., both foreign corporations, are subject to income tax in foreign jurisdictions.

   Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

   The Company's income before taxes results substantially from United States operations. For the years ended June 30, 1994, 1995, and 1996, income before taxes from United States operations was $5,808,000, $17,788,000 and $36,693,000, respectively.


The following summarizes income taxes
($ in thousands):

                               1994        1995      1996
- ---------------------------------------------------------
Current:
   Federal                   $5,169       5,670    11,459
   State                      1,425       1,393     2,494
   Foreign                       --         253     1,347
- ---------------------------------------------------------
      Total current           6,594       7,316    15,300
- ---------------------------------------------------------

Deferred:
   Federal                   (3,242)        814       794
   State                       (798)         78       215
   Foreign                     (478)       (214)     (740)
- ---------------------------------------------------------
      Total deferred         (4,518)        678       269
- ---------------------------------------------------------
   Total provision for
      income taxes           $2,076       7,994    15,569
- ---------------------------------------------------------

Deferred income taxes result from the temporary differences between the tax basis of an asset or a liability and its reported amount in the consolidated balance sheets. The components that comprise deferred tax assets and liabilities at June 30, 1995 and 1996 are as follows ($ in thousands):

                                           1995      1996
- ---------------------------------------------------------
Deferred tax assets:
   Employee benefits                     $2,384     2,745
   Allowance for doubtful accounts        1,921       545
   Depreciation and amortization          1,808     3,534
   State income taxes                       509       350
   Inventories                              298       354
   Other accruals                           818     1,470
- ---------------------------------------------------------
      Total gross deferred tax assets     7,738     8,998
   Less valuation allowance              (2,156)     (700)
- ---------------------------------------------------------
      Net deferred tax assets             5,582     8,298
Deferred tax liabilities:
   Receivable from foreign subsidiary        --    (3,725)
   Deferred service revenue                (935)     (195)
- ---------------------------------------------------------
      Total deferred tax liabilities       (935)   (3,920)
- ---------------------------------------------------------
         Net deferred tax asset          $4,647     4,378
- ---------------------------------------------------------


                                      [27]

                                              Jenny Craig, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)



The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets which may not be realized due to the uncertainty of the recoverability of such deferred tax assets. Based upon the Company's history of taxable income and its projection of future earnings, management believes that it is more likely than not that sufficient taxable income will be generated in the foreseeable future to realize the net deferred tax asset.

      Income taxes for the years ended June 30, 1994, 1995 and 1996 differed from the amounts expected by applying the U.S. federal income tax rate of 34% for 1994 and 35% for 1995 and 1996 to income before taxes as follows ($ in thousands):

                                  1994        1995      1996
- ------------------------------------------------------------
   Computed income taxes        $  887       6,918    13,468
   State taxes, net of
      federal benefit              414         956     1,761
   Change in the valuation
      allowance for deferred
      tax assets                   622         (50)   (1,456)
   Other                           153         170     1,796
- ------------------------------------------------------------
                                $2,076       7,994    15,569
- ------------------------------------------------------------


   5. PROVISIONS FOR LOSS

   During the year ended June 30, 1994, the Company recorded the following provisions for loss:

   Centre closures                               $ 5,029,000
   Allowance for doubtful accounts                 3,600,000
   Litigation settlement                           6,250,000
- ------------------------------------------------------------
                                                 $14,879,000
- ------------------------------------------------------------

The $5,029,000 provision for loss pertaining to centre closures was based upon management's plan to close 55 underperforming Company-owned centres, representing 9% of the total Company-owned centres operating as of June 30, 1994, with projected closure dates through the end of fiscal 1995. The provision was comprised of $2,418,000 estimated for lease termination costs, $417,000 for customer refunds, $402,000 for severance pay to employees and $1,792,000 for the write-off of fixed assets and leasehold improvements. The $5,029,000 provision for loss is reflected in the Company-owned operations section of the Consolidated Statements of Income for the year ended June 30, 1994. In 1995, the operating results of 17 of the centres originally designated for closure improved substantially and management determined that these centres should not be closed. As a result, $1,843,000 of the original accrual was reversed at June 30, 1995 and is reflected in operating results.

   During the quarter ended March 31, 1994, the allowance for doubtful accounts was increased by $3,600,000 in order to reduce aggregate receivables to their estimated net realizable value. This provision resulted from the fact that certain franchisees experienced unfavorable operating results during 1994 and thus were unable to meet their obligations to the Company when due. The $3,600,000 charge is reflected in the Franchise operations section of the "Costs and Expenses" caption of the Consolidated Statements of Income for the year ended June 30, 1994. In fiscal l996, receivables totaling $3,256,000 were written-off against the allowance for doubtful accounts with respect to this matter.

   In April 1994, the Company agreed to settle a consumer class action litigation entitled Ellen Schenk v. Jenny Craig, Inc. The settlement required the Company to make a payment of $4,000,000 into a settlement fund administered by the plaintiff's counsel and to pay certain administrative costs; it required the Company's insurance carriers to pay an aggregate of $6,000,000 directly into the settlement fund. As a result, the Company accrued $4,250,000 at March 31, 1994, which was included in the Company-owned operations section of the "Costs and Expenses" caption of the Consolidated Statements of Income for fiscal 1994. In June 1994, a dispute with the excess insurance carrier arose whereby the carrier refused to pay its $2,000,000 agreed portion of the settlement. The Company paid this additional amount in order to complete the settlement and, accordingly, the additional $2,000,000 was expensed by the Company in the quarter ended June 30,


                                      [28]

                                              Jenny Craig, Inc. and Subsidiaries

1994. All disbursements were made prior to June 30, 1994 and thus there were no accrued liabilities remaining with respect to this matter at June 30, 1994. The Company has commenced litigation against the excess carrier for its failure to pay the $2,000,000 agreed portion of the settlement.

   In March 1995, the Company agreed to settle the securities class action entitled In re Jenny Craig Securities Litigation. The settlement required an aggregate payment of $9,500,000 into a settlement fund. The Company's primary insurance carrier paid $5,000,000 directly into this fund. The Company's excess insurer, which also issued a $5,000,000 policy, refused to contribute any meaningful amount to the settlement. In order to complete the settlement, the Company paid $4,500,000 into the settlement fund and commenced litigation against the excess insurer to recover under the policy. The Company accrued a provision of $2,200,000 at March 31, 1995 after taking into account previously accrued legal fees of $2,300,000 in connection with this litigation. The $2,200,000 provision is reflected in the Company-owned operations section of the "Costs and Expenses" caption of the 1995 Consolidated Statements of Income. All disbursements were made prior to June 30, 1995 and thus, there were no accrued liabilities remaining with respect to this matter at June 30, 1995. In March 1996, the Company was successful in its litigation efforts against the excess insurer and, accordingly, received a net cash payment of $2,200,000. This amount is reflected as a reduction in the Company-owned operations section of the "Costs and Expenses" caption of the 1996 Consolidated Statements of Income.


6. COMMON STOCK AND NET INCOME PER SHARE

In August 1994, the Board of Directors authorized the purchase of up to 2,000,000 shares of the Company's outstanding common stock. The purchases may be made from time to time, depending upon the current market, economic and corporate circumstances, in the open market, through block trading, or in privately negotiated transactions. As of June 30, 1996, a total of 1,813,000 shares had been purchased pursuant to the August 1994 authorization.

   In March 1996, the Company purchased 3,464,189 shares of its common stock via a tender offer, in the form of a Dutch Auction, at a purchase price of $10 per share. The shares purchased pursuant to this transaction represented approximately 14.3% of the common stock outstanding immediately prior to the offer.

   The computation of net income per share is based on the weighted average number of outstanding common shares during each year and the assumed exercise of dilutive stock options using the treasury stock method. The weighted average number of common and common equivalent shares outstanding for the years ended June 30, 1994, 1995 and 1996 were 26,147,000, 25,534,000 and 24,195,000, respectively.

7. LEASES

The Company's operations are conducted from premises leased under noncancellable operating leases, generally for terms of five years with renewal options for like periods. The Company's rent expense under such noncancellable operating leases amounted to $25,019,000, $25,108,000 and $24,217,000 for the years ended June 30, 1994, 1995 and 1996, respectively.

   As of June 30, 1996, the scheduled minimum annual rent payments, excluding renewal provisions, are as follows ($ in thousands):

   1997                                              $20,437
   1998                                               12,257
   1999                                                5,808
   2000                                                2,520
   2001                                                1,187
   Thereafter                                             49
- ------------------------------------------------------------
                                                     $42,258
- ------------------------------------------------------------

Management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. A majority of the leases provide for the payment of taxes, maintenance, insurance and certain other expenses applicable to the leased premises.


                                      [29]

                                              Jenny Craig, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

8. RELATED PARTY TRANSACTIONS

In March 1996, a corporation controlled by the beneficial owners of a majority of the outstanding stock of the Company sold 2,000,000 shares of the Company's common stock to the Company at a price of $10 per share pursuant to a Dutch Auction self tender offer commenced by the Company in February 1996 and open to all shareholders. See Note 6.

   The beneficial owners of a majority of the outstanding stock of the Company own the franchise operations in New Zealand. The Company's revenue derived from these operations was $3,647,000, $3,251,000 and $4,143,000 for the years ended June 30, 1994, 1995 and 1996, respectively.

   A director and officer of the Company is a partner in a law firm which provided certain legal services to the Company. Legal fees incurred with such firm were $2,027,000, $2,239,000 and $2,096,000 in 1994, 1995 and 1996,
respectively.

   In accordance with the employment agreement of an executive of the Company, the Company made a $1,500,000 loan to such executive in 1995 for the purpose of purchasing a principal residence. The loan does not bear interest and is secured by a first trust deed on the principal residence. The loan is due and payable at the earlier of the sale of the principal residence or one year after termination of the executive's employment. Craig Enterprises, Inc. ("CEI"), a corporation controlled by the beneficial owners of a majority of the outstanding stock of the Company, has agreed with the executive that if the executive's employment is not terminated for cause, as defined in the executive's employment agreement, as and when the loan became due CEI would use its best efforts to cause the Company to forgive the loan or, if the loan was not forgiven, CEI would indemnify the executive for the amount of the loan. The loan is included in other assets in the accompanying balance sheet as of June 30, 1995 and 1996.

   In accordance with the employment agreement of a previous officer of the Company, $890,000 was paid to such officer in 1994 representing the amount due if appreciation in value of certain options granted to the previous officer were less than $900,000, adjusted to reflect a discount for early payment.

   In April l994, the Company completed the purchase of 31 franchised centres from four privately-held corporations owned by family members of individuals who, through wholly-owned corporations, are the beneficial owners of a majority of the outstanding stock of the Company. The purchase price consisted of $1,641,000 in cancelled trade receivables due to the Company and assumption of certain current liabilities. The transaction was negotiated and approved by a committee of independent directors of the Company's Board of Directors who received a fairness opinion from an independent investment banking firm.


   9. COST OF REACQUIRED AREA FRANCHISE RIGHTS

The Company has acquired, from time-to-time, centres which were previously owned by franchisees. The excess cost over net assets acquired of $10,758,000 is being amortized using the straight-line method over the then remaining term of the acquired franchise territorial rights, which averages 17 years. Amortization expense was $639,000, $842,000 and $837,000 for the years ended June 30, 1994, 1995 and 1996, respectively. Accumulated amortization was $2,708,000 and $3,705,000 at June 30, 1995 and 1996, respectively.


   10. EMPLOYEE BENEFITS

In 1996, the Company adopted a 401(k) Retirement Plan which allows all employees with one or more years of service to participate. The Company currently matches 25% of an employee's voluntary contribution up to a maximum of 6% of eligible compensation. The Company expensed $91,000 in 1996 with respect to this plan.

   In 1991, the Company adopted a management deferred bonus plan covering certain members of the Company's management group. The bonus pool, which is determined by the Board of Directors following each fiscal year, cannot exceed one percent of operating income for the fiscal


                                      [30]

                                            Jenny Craig, Inc. and Subsidiaries

year plus a percentage of the increase, if any, in operating income over the prior fiscal year. Participants receive 25% of their allocated portion of the bonus pool approximately 90 days after the end of each fiscal year. Payment of the remaining 75% is deferred for five years and is subject to vesting at the rate of 20% per year. The unvested portion is forfeited if the participant terminates employment for any reason other than retirement after attainment of age 65 and completion of 10 years of participation in the management plan. Amounts expensed under this plan were $10,000, $174,000 and $386,000 in 1994, 1995 and 1996, respectively.


11. STOCK OPTION PLAN

   The Company's Stock Option Plan (the "Option Plan") was adopted in October 1991.

   The Option Plan, under which a total of 2,500,000 shares of common stock may be issued, provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to key employees, and of nonqualified stock options to key employees, consultants, directors and Medical Advisory Board members.

   Except with regard to non-employee directors, who receive options upon election to the Board and annually thereafter, the Compensation Committee of the Board of Directors selects the optionees, authorizes the grant of options and determines the exercise price, term and vesting schedule for options. The exercise prices may not be less than fair market value on the date of grant. Additionally, no options may be exercisable more than 10 years after the date of grant and, with certain exceptions, no option may become exercisable prior to the expiration of six months from the date of grant. The options generally become exercisable over four to five years.

   The following summarizes the status of the Option Plan:

                                    Number       Exercise price
                                  of options       per option
- ---------------------------------------------------------------
   Outstanding at June 30, 1993     503,476     $14.82 to 24.00
      Granted                     1,071,500       6.57 to 14.56
      Cancelled or expired         (304,976)     14.82 to 21.00
- ---------------------------------------------------------------
   Outstanding at June 30, 1994   1,270,000       6.57 to 24.00
      Granted                       676,300       4.63 to  7.44
      Cancelled or expired         (268,000)      5.63 to 24.00
      Exercised                        (400)               6.57
- ---------------------------------------------------------------
   Outstanding at June 30, 1995   1,677,900       4.63 to 21.00
      Granted                       187,000       9.13 to 16.25
      Cancelled or expired          (59,380)      5.63 to 21.00
      Exercised                     (56,940)      5.63 to  7.32
- ---------------------------------------------------------------
   Outstanding at June 30, 1996   1,748,580       4.63 to 21.00
- ---------------------------------------------------------------
   Exercisable at June 30, 1996     671,810       4.63 to 21.00
- ---------------------------------------------------------------

During fiscal 1995, the compensation committee of the Board of Directors authorized the grant of 226,700 options at an exercise price of $5.63 per share, the fair market value on the date of grant. These grants were conditioned upon the cancellation of an equal number of previously existing options which had exercise prices ranging from $7.25 to $24.00 per share. The vesting rate of the new options is the same as the canceled options, commencing on the grant date of the new options.


12. CONTINGENCIES

Because of the nature of its activities, the Company is at times subject to pending and threatened legal actions which arise out of the normal course of business. In the opinion of management, based in part upon advice of legal counsel, the disposition of all such matters will not have a material effect on the consolidated financial statements.


                                      [31]

                                              Jenny Craig, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)


   The Company and complaint counsel for the Federal Trade Commission have entered into a proposed Consent Order settling all contested issues raised in a complaint filed in September 1993 against the Company alleging that the Company violated the Federal Trade Commission Act by the use and content of certain advertisements for the Company's weight loss program featuring testimonials, claims for the program's success and safety, and statements as to the program's costs to participants. The proposed Consent Order does not admit any issue of fact or law or any violation by the Company of any law or regulation, and does not involve payment by the Company of any civil money penalty, damages, or other financial relief. The proposed Consent Order requires certain procedures and disclosures in connection with the Company's advertisements of its products and services. If the full Commission accepts the proposed Consent Order it will be published for public comment and, unless modified or withdrawn on the basis of public comments, it thereafter will become effective. The Company does not believe that compliance with the proposed Consent Order will have a material adverse effect on the Company's consolidated financial statements or its current advertising and marketing practices.


13. BUSINESS SEGMENTS AND GEOGRAPHIC
INFORMATION

The Company operates in one industry segment. Substantially all revenue results from the sale of weight management products and services, whether the Centre is operated by the Company or its franchisees. The following presents information about operations in different geographic areas ($ in thousands):

                                    1994      1995      1996
- ------------------------------------------------------------
   Revenue derived from
      customers:
      Company-owned
         Operations:
         Unaffiliated:
            United States       $307,925   291,327   309,415
            Foreign               36,140    36,989    41,590
      Franchise Operations:
         Unaffiliated:
            United States         43,706    43,087    43,119
            Foreign                4,113     3,439     2,751
         Affiliated:
            United States          7,810        --        --
            Foreign                3,647     3,251     4,143
   Operating income (loss):
      Company-owned
         Operations:
            United States         (2,777)    8,453    25,226
            Foreign               (5,905)     (203)       58
      Franchise Operations:
            United States          7,312     7,259     8,818
            Foreign                2,391     1,854     1,419
   Identifiable assets:
            United States         95,254   105,960    93,208
            Foreign                8,936     9,416    11,193


                                      [32]

                                              Jenny Craig, Inc. and Subsidiaries

INDEPENDENT AUDITORS' REPORT



The Shareholders and Board of Directors
Jenny Craig, Inc.:

   We have audited the accompanying consolidated balance sheets of Jenny Craig, Inc. and subsidiaries as of June 30, 1995 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jenny Craig, Inc. and subsidiaries as of June 30, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1996, in conformity with generally accepted accounting principles.


                                                           KPMG Peat Marwick LLP

San Diego, California
August 16, 1996


                                      [33]

                                              Jenny Craig, Inc. and Subsidiaries

SELECTED QUARTERLY FINANCIAL INFORMATION
(Unaudited)


The following is a summary of the unaudited quarterly results of operations ($ in thousands, except per share data):

                                                                    Three-Month Period Ended
- ------------------------------------------------------------------------------------------------------------------------
                                          September 30,     December 31,     March 31,       June 30,         Total
Current Year                                  1995              1995           1996            1996           Year
- ------------------------------------------------------------------------------------------------------------------------
Total revenues                               $99,620          89,453          107,304         104,641         401,018
Operating income                               6,292           3,987           13,217          12,025          35,521
Net income                                     4,062           2,771            8,255           7,824          22,912
Net income per share                             .16             .11              .35             .36             .95

                                                                    Three-Month Period Ended
- ------------------------------------------------------------------------------------------------------------------------
                                          September 30,     December 31,     March 31,       June 30,         Total
Prior Year                                    1994              1994           1995            1995           Year
- ------------------------------------------------------------------------------------------------------------------------
Total revenues                               $95,135          86,527           98,199          98,232         378,093
Operating income                               5,488           2,424            1,643           7,808          17,363
Net income                                     3,392           1,570            1,217           5,593          11,772
Net income per share                             .13             .06              .05             .22             .46

The quarter ended March 31, 1995 includes a $2,200,000 pre-tax provision to reflect the settlement of certain securities class action litigation against the Company, while the quarter ended March 31, 1996 includes a pre-tax credit of $2,200,000 that resulted from the Company's successful litigation recovery from one of its insurance carriers related to the March 1995 settlement. The quarter ended June 30, 1995 includes a credit of $1,843,000 representing the reversal of a portion of the accrual for centre closures originally recorded at March 31, 1994. See Note 5.

   The net income per share computed for each quarter and the year are separate calculations.


                                      [34]

                                              Jenny Craig, Inc. and Subsidiaries

COMMON STOCK DATA
(Unaudited)



At August 31, 1996, there were approximately 3,500 holders of the Company's common stock, which is traded on the New York Stock Exchange (NYSE) under the symbol JC. The following table reflects the range of high and low sales prices as reported by the NYSE for the indicated periods.

                                                      1995                         1996
                                                ----------------             -----------------
                                                High        Low              High         Low
- ----------------------------------------------------------------------------------------------
First quarter ended September 30                $6 3/4      4 1/2            10 1/2       7 3/8
Second quarter ended December 31                 8          5 1/2            10 5/8       8 1/8
Third quarter ended March 31                     8 5/8      6 1/2            10 1/8       8 7/8
Fourth quarter ended June 30                     8 1/4      6 5/8            18           8 7/8

In June 1994, the Company suspended payment of its quarterly dividend, subject to quarterly review by the Board of Directors. The Company currently believes that its stockholders are best served by directing cash resources to the Company's marketing efforts and further improvement of its business, as well as periodic purchases of shares of the Company's common stock as circumstances warrant.


                                      [35]