Form 10-K, Exhibit 13
period 1997-06-30
CRAIG JENNY INC /DE
filed 1997-09-29
CIK 878865

                                                                      EXHIBIT 13

SELECTED FINANCIAL DATA

Years ended June 30, all amounts in thousands except per share data

                                     1993          1994         1995         1996         1997
----------------------------------------------------------------------------------------------
Revenues                         $490,549      $403,341     $378,093     $401,018     $365,134
Operating income                   59,178         1,021       17,363       35,521       11,840
Income before cumulative
    effect of accounting
    change                         36,760           534       11,772       22,912        8,332
Per share amounts:
    Income before cumulative
        effect of accounting
        change                       1.35           .02          .46          .95          .40
    Net income                       1.35           .02          .46          .95          .04
    Dividends declared                .60           .45           --           --           --
Total assets                      124,243       104,190      115,376      104,401      112,297
Note payable                           --            --           --           --        5,716
Shares outstanding                 26,500        26,076       25,196       20,856       20,688

In 1997, the Company changed its method of accounting for service fees received from customers. See Note 1 of Notes to Consolidated Financial Statements for further information regarding this change.

                                              Jenny Craig, Inc. and Subsidiaries


Management's Discussion and Analysis of
Financial Condition and Results of Operations


FORWARD-LOOKING STATEMENTS

Information provided in this Annual Report may contain, and the Company may from time to time disseminate material and make statements which may contain "forward-looking" information, as that term is defined by the Private Securities Litigation Reform Act of 1995 (the "Act"). These cautionary statements are being made pursuant to the provisions of the Act and with the intention of obtaining the benefit of "safe harbor" provisions of the Act. The reader is cautioned that all forward-looking statements are necessarily speculative. The reader should carefully review the cautionary statements contained in the Company's Annual Report on Form 10-K for the year ended June 30, 1997, which identify important factors that could cause actual results to differ materially from those in the forward-looking statements, as well as the risk factors which may also be identified by the Company from time to time in other filings with the Securities and Exchange Commission, press releases and other communications.

    The following table gives certain key statistics regarding the Company during the past five years:

Years Ended June 30,                                1993     1994      1995     1996      1997
----------------------------------------------------------------------------------------------
CENTRES OPEN AT END OF YEAR:

Company-owned
  United States                                      476      502       478      485       542
  Foreign                                            103      106       102      103       106
----------------------------------------------------------------------------------------------
                                                     579      608       580      588       648
----------------------------------------------------------------------------------------------
Franchise
  United States                                      176      159       154      159       113
  Foreign                                             39       43        43       36        36
----------------------------------------------------------------------------------------------
                                                     215      202       197      195       149
----------------------------------------------------------------------------------------------
          Total                                      794      810       777      783       797
==============================================================================================

AVERAGE REVENUE PER CENTRE IN THOUSANDS:

Company-owned
  United States                                     $859      628       600      642       538
  Foreign                                            387      346       356      407       483

Franchise
  United States                                      937      644       654      659       517
  Foreign                                            437      441       343      328       452

The increase in United States Company-owned centres and the decrease in United States franchised centres in 1997 reflects the Company's acquisition of 51 centres from three franchisees during 1997.

                                              Jenny Craig, Inc. and Subsidiaries


Management's Discussion and Analysis of
Financial Condition and Results of Operations
(continued)


    See Note 14 of Notes to Consolidated Financial Statements for additional information regarding United States and foreign operations.

    The following table presents the range of initial service and maintenance fees charged by the Company:

                                                      Initial Service             Maintenance
                                                     ------------------------------------------
Fiscal Year                                            Low      High             Low      High
-----------------------------------------------------------------------------------------------
1993                                                  $19         79             99        129
1994                                                   10         99             99        125
1995                                                   10         99             99         99
1996                                                   10        180             99        181
1997                                                   10        149             99         99

YEAR ENDED JUNE 30, 1997 AS COMPARED
TO YEAR ENDED JUNE 30, 1996

The Company operated in a difficult and dynamic environment in fiscal 1997. In April 1996, the United States Food and Drug Administration ("FDA") approved dexfenfluramine, commonly referred to by its trade name Redux(TM), for use as a doctor-prescribed medication for the treatment of obesity. The Company believes that the extensive publicity that accompanied the introduction of Redux heightened the public's interest in weight loss pharmaceuticals, including interest in a combination of two other medications commonly known as "phen-fen," and resulted in significantly reduced demand for the Company's program. In July 1996, the Company began test marketing an adjunct to its traditional weight loss program which incorporated weight loss pharmaceuticals. This program adjunct utilized independently-contracted physicians to examine clients and prescribe Redux only to persons who met the FDA's protocol and phen-fen to persons who met the appropriate medical criteria for this medication. In January 1997, the weight loss medication adjunct was incorporated into virtually all of the Company's centres in the United States. In August 1997, the Company ceased offering a weight loss medication adjunct to its program following reports from the medical community as to possible health risks associated with the use of Redux and phen-fen.

    Revenues from United States Company-owned operations decreased 10% from $309,415,000 in 1996 to $279,090,000 in 1997. There was a 12% increase in the total number of United States Company-owned centres in operation, from 485 at June 30, 1996 to 542 at June 30, 1997. The increase in United States Company-owned centres reflects the Company's acquisition of 51 centres from three franchisees and the net opening of six centres in 1997. Average revenue per United States Company-owned centre decreased 16% from $642,000 in 1996 to $538,000 in 1997. Service revenues from United States Company-owned operations decreased 1% from $21,769,000 in 1996 to $21,448,000 in 1997. This decrease in service revenues was primarily due to an 11% decrease (18% on an average per centre basis) in the number of new participants enrolled in the program between the periods offset, in part, by $804,000 of additional service revenues recognized in 1997 as a result of the Company's change in method of accounting for service fees described

                                              Jenny Craig, Inc. and Subsidiaries


below. The decline in new enrollments also resulted in a decline in the number of active participants in the program and led to a 10% decline in product sales, which consists primarily of food products, from United States Company-owned operations from $287,646,000 in 1996 to $257,642,000 in 1997. Revenues from foreign Company-owned operations increased 21% from $41,590,000 in 1996 to $50,308,000 in 1997, and average revenue per foreign Company-owned centre increased 19% from $407,000 in 1996 to $483,000 in 1997 principally due to an increase in the number of new enrollments in the program at the Company's 81 centres in Australia. There was a 2% average increase in the Australian and Canadian currencies in relation to the U.S. dollar between the years. The number of foreign Company-owned centres in operation increased 3% from 103 at June 30, 1996 to 106 at June 30, 1997.

    Costs and expenses of United States Company-owned operations decreased 2% from $264,693,000 in 1996 to $258,458,000 in 1997. Costs and expenses of United States Company-owned operations were reduced by a $2,200,000 net credit in 1996 and a $3,267,000 net credit in 1997 that resulted from the Company's successful litigation recoveries from certain of its insurance carriers. The decrease in costs and expenses in 1997 reflects the decreased variable costs, principally product costs, related to the lower level of operations offset, in part, by the additional costs, principally comprised of independently-contracted physicians and related medical professionals totaling $8,150,000 associated with offering the program adjunct utilizing weight loss medications, increased compensation expense associated with the introduction of this program, and increased fixed costs associated with operating the 57 additional Company-owned centres in 1997 compared to 1996. Costs and expenses of United States Company-owned operations as a percentage of United States Company-owned revenues increased from 86% to 93% between the years principally due to the higher proportion of fixed costs when compared to the reduced level of revenues, the increased expenses of the program component utilizing weight loss medications, and increased compensation expense related to staffing levels associated with the introduction of this program. After including the allocable portion of general and administrative expenses, United States Company-owned operations had operating income of $732,000 in 1997 compared to operating income of $25,226,000 in 1996. Costs and expenses of foreign Company-owned operations increased 8% from $39,357,000 in 1996 to $42,422,000 in 1997 principally because of the increased variable costs related to the higher level of operations. After including the allocable portion of general and administrative expenses, foreign Company-owned operations had operating income of $5,249,000, or 44% of total operating income, principally as a result of the Australian centres, for fiscal 1997 as compared to operating income of $58,000, or less than 1% of total operating income, for fiscal 1996.

    The Company's gross margin on product sales from Company-owned operations decreased from 11% in 1996 to 7% in 1997 and its gross margin on service revenues decreased from 39% in 1996 to 31% in 1997. Costs and expenses of Company-owned operations, other than direct product costs, are allocated between product and service based upon the respective percentage of total revenue from Company-owned operations derived from product sales and service revenue. The decline in gross margins in 1997 compared to 1996 results principally from the increased expenses associated with the program adjunct utilizing weight loss medications and the higher proportion of fixed costs, which

                                              Jenny Craig, Inc. and Subsidiaries


Management's Discussion and Analysis of
Financial Condition and Results of Operations
(continued)


include the fixed costs associated with operating the 57 additional Company-owned centres in 1997 compared to 1996, when compared to the reduced level of revenues.

    Revenues from franchise operations decreased 29% from $50,013,000 in 1996 to $35,736,000 in 1997. This decline was principally due to a 24% decrease in the number of franchise centres in operation, from 195 at June 30, 1996 to 149 at June 30, 1997, and a decrease in the number of new participants enrolled in the program at franchise centres resulting in reduced product sales and royalties. The decrease in the number of franchise centres reflects the Company's acquisition of 51 centres from three franchisees in 1997.

    Costs and expenses of franchise operations, which consist primarily of product costs, decreased 28% from $32,985,000 in 1996 to $23,907,000 in 1997 principally because of the reduced level of franchise operations. Franchise costs and expenses as a percentage of franchise revenues remained relatively constant at 66% in 1996 compared to 67% in 1997.

    General and administrative expenses remained relatively constant at $28,462,000 in 1996 compared to $28,507,000 in 1997, but increased from 7.1% to
7.8% of total revenues in 1996 and 1997, respectively. General and administrative expenses in 1996 included a one time $1,000,000 charge for the early termination of the Company's corporate office lease, net of estimated sublease income. After considering this one time charge in the prior year, the increase in general and administrative expenses in 1997 was principally due to an increase in consulting expenses, primarily pertaining to information systems.

    The elements discussed above combined to result in a decrease in operating income from $35,521,000 in 1996 to $11,840,000 in 1997 and a decrease in income before the cumulative effect of accounting change from $22,912,000, or $.95 per share, in 1996 to $8,332,000, or $.40 per share, in 1997.

    In June 1997, the Company changed its method of accounting for service fees received from customers, retroactively effective as of July 1, 1996. Previously, the Company recognized $60 as revenue at the time of each new sale and the remaining service revenue was deferred and recognized as revenue using an accelerated method based upon expected customer attendance at the centres. Under the new method, all service fees collected are deferred and recognized as revenue on a straight-line basis over the 14-month period of expected customer attendance at the centres. The Company believes the new method is preferable as it provides a better matching of revenues and expenses because the costs incurred in performing the weight loss consulting services are generally incurred on a level basis. The cumulative effect of this accounting change for periods prior to July 1, 1996 of $7,509,000, or $.36 per share, is shown as a cumulative adjustment on the consolidated statement of income. The effect of this change for the year ended June 30, 1997 was to increase income before cumulative effect of accounting change by $525,000, or $.03 per share. The pro forma effect of retroactive application of this new method of accounting would not have materially affected the results of operations for the years ended June 30, 1996 and 1995. The increase in deferred service revenue from $4,506,000 at June 30, 1996 to $14,558,000 at June 30, 1997 results principally from this change in accounting method.

    The Company and the Federal Trade Commission have entered into a proposed Consent Order settling all contested issues raised in a complaint filed in September 1993 against the Company alleging

                                              Jenny Craig, Inc. and Subsidiaries


that the Company violated the Federal Trade Commission Act by the use and content of certain advertisements for the Company's weight loss program featuring testimonials, claims for the program's success and safety, and statements as to the program's costs to participants. The proposed Consent Order does not admit any issue of fact or law or any violation by the Company of any law or regulation, and does not involve payment by the Company of any civil money penalty, damages, or other financial relief. The proposed Consent Order requires certain procedures and disclosures in connection with the Company's advertisements of its products and services. The full Commission accepted the proposed Consent Order and it has been published for public comment. Unless modified or withdrawn on the basis of public comment, it will become effective upon service of notice to the Company by the Commission. The Company does not believe that compliance with the proposed Consent Order will have a material adverse effect on the Company's consolidated financial position or results of operations or its current advertising and marketing practices.

    The Company along with other weight loss programs and certain pharmaceutical companies has been named as a defendant in an action filed in the Circuit Court for the Eleventh Judicial Circuit in Pickens County, Alabama. The action was commenced in August 1997 by three plaintiffs who are seeking to maintain the action as a class action on behalf of all persons in the United States and United States Territories who have suffered or may in the future suffer injury due to the administration of phentermine, fenfluramine (commonly known as "phen-fen" when taken together) and/or dexfenfluramine (trade name, "Redux"), which were manufactured or sold by the defendants. The complaint includes claims against the Company and other defendants, acting separately and in concert, for alleged unlawful and tortious acts, including sale of allegedly dangerous and defective products, negligent marketing and distribution, failure to warn of the risks associated with the weight loss medications, breach of warranty, fraud, and negligent misrepresentation. The complaint seeks compensatory and punitive damages in unspecified amounts and equitable relief including the establishment of a medical fund to cover future medical expenses resulting from the use of the weight loss medications, and a requirement that the defendants adequately warn the public of the risks associated with the use of the weight loss medications. The Company has tendered this matter to its insurance carriers. The Company has also asserted its indemnification rights under its agreement with the company which provided the physicians who prescribed the weight loss medications in the Company's centres. The claim has not progressed sufficiently for the Company to estimate a range of possible loss, if any. The Company intends to defend the matter vigorously.


YEAR ENDED JUNE 30, 1996 AS COMPARED
TO YEAR ENDED JUNE 30, 1995

Revenues from United States Company-owned operations increased 6% from $291,327,000 in 1995 to $309,415,000 in 1996. There was a 1% increase in the total number of United States Company-owned centres in operation, from 478 in fiscal 1995 to 485 in fiscal 1996. Average revenue per United States Company-owned centre increased 7% from $600,000 in 1995 to $642,000 in 1996. Although there was a 7% decrease in the number of new participants enrolled in the program between the years, service revenues from United States Company-owned operations increased 15% from $18,870,000 in 1995 to $21,769,000 in 1996. This increase in

                                              Jenny Craig, Inc. and Subsidiaries


Management's Discussion and Analysis of
Financial Condition and Results of Operations
(continued)


service revenues was due to an increase in the average service fee charged per new participant. Product sales, which consists primarily of food products, from United States Company-owned operations increased 6% from $272,457,000 in 1995 to $287,646,000 in 1996, principally due to an increase in the average food purchase per active participant in the program between the years, and reflected an approximate 5% increase in the retail selling price of the Company's food products effected in November 1995. Revenues from foreign Company-owned operations increased 12% from $36,989,000 in 1995 to $41,590,000 in 1996, and average revenue per foreign Company-owned centre increased 14% from $356,000 in 1995 to $407,000 in 1996, principally due to an increase in the number of new enrollments in the program. There was a 2% average increase in the Australian and Canadian currencies in relation to the U.S. dollar between the years. The number of foreign Company-owned centres in operation increased 1% from 102 at June 30, 1995 to 103 at June 30, 1996.

    In April 1996, the United States Food and Drug Administration ("FDA") approved dexfenfluramine, commonly referred to by its trade name Redux(TM), for use as a doctor-prescribed medication for the treatment of obesity. The Company believes that the extensive publicity that accompanied the introduction of Redux(TM) heightened the public's interest in weight loss pharmaceuticals and appears to be responsible for softened demand being experienced by the Company for its products and services. For the months of July and August 1996, leads, which represent inquiries about the program received at the Company's centres, were reduced approximately 33%, new program sales were reduced approximately 38%, and active clients and weekly deposits were down approximately 14% and 13%, respectively, from the same period in the prior year. In July 1996, the Company began test marketing, on a very limited basis, a new weight loss program incorporating the traditional elements of the Company's program for qualified clients who choose to utilize weight loss medications. Preliminary results in the test markets appear to demonstrate interest in this new program with leads up in July and August 1996 from the same period in the prior year. New program sales, weekly deposits, and active clients in the test markets, however, did not increase and were down approximately the same as the remainder of the Company's centres during July and August 1996 compared to the same period in the prior year.

    Costs and expenses of United States Company-owned operations increased less than 1% from $264,549,000 in 1995 to $264,693,000 in 1996. Costs and expenses of
United States Company-owned operations in 1995 included a $2,200,000 provision to reflect the settlement of certain securities class action litigation against the Company. Costs and expenses of United States Company-owned operations in 1996 were reduced by a $2,200,000 credit that resulted from the Company's successful litigation recovery from one of its insurance carriers related to the 1995 settlement. Costs and expenses of United States Company-owned operations as a percentage of United States Company-owned revenues decreased from 91% to 86% between the years principally due to the aforementioned credit for the litigation recovery, the favorable effect of the revenue increase between the years which reflected, in large part, an increase in the retail selling price of the Company's products and services without a related increase in costs and expenses, and the lower proportion of fixed costs when compared to the increased revenues. Costs and expenses of foreign Company-owned operations increased 12% from

                                              Jenny Craig, Inc. and Subsidiaries


$35,127,000 in 1995 to $39,357,000 in 1996 principally because costs and expenses of foreign Company-owned operations in 1995 was reduced by $1,843,000, representing the reversal of a portion of a provision originally recorded in 1994 for centre closures and the increased variable costs related to the higher level of operations. After including the allocable portion of general and administrative expenses, foreign Company-owned operations had operating income of $58,000 for fiscal 1996 as compared to an operating loss of $203,000 for fiscal 1995.

    The Company's gross margin on product sales from Company-owned operations increased from 7% in 1995 to 11% in 1996, and its gross margin on service revenues increased from 35% in 1995 to 39% in 1996. Costs and expenses of Company-owned operations, other than direct product costs, are allocated between product and service based upon the respective percentage of total revenue from Company-owned operations derived from product sales and service revenue. The improvement in gross margins in 1996 compared to 1995 results principally from the increase in the retail selling price of the Company's products and services without a related increase in costs and expenses, and the $2,200,000 provision recorded in 1995 compared to the $2,200,000 credit recorded in 1996 pertaining to the aforementioned litigation.

    Revenues from franchise operations increased slightly from $49,777,000 in 1995 to $50,013,000 in 1996 despite a 1% decrease in the number of franchise centres operating between the years, from 197 in 1995 to 195 in 1996.

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


LIQUIDITY AND CAPITAL RESOURCES

At June 30, 1997, the Company had cash, cash equivalents, and short-term investments of $38,944,000 compared to $50,580,000 at June 30, 1996. Sources of cash, cash equivalents, and short-term investments during the year ended June 30, 1997 include $3,069,000 provided by operations and $6,000,000 from a note payable to finance the purchase of the Company's corporate office building. Uses of cash, cash equivalents, and short-term investments during the year ended June 30, 1997 include $17,125,000 for the purchase of property and equipment (which includes $10,014,000 for the purchase of the corporate office building and related improvements), $2,156,000 for the acquisition of franchised centres, and $1,633,000 for the purchase

                                              Jenny Craig, Inc. and Subsidiaries


Management's Discussion and Analysis of
Financial Condition and Results of Operations
(continued)


of treasury stock. The Company believes that its cash, cash equivalents, and short-term investments and its cash flow from operations are adequate for its needs in the foreseeable future.


EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS

In March 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 supersedes Accounting Principles Board Opinion No. 15, "Earnings Per Share" ("APB 15") and specifies the computation, presentation, and disclosure requirements of earnings per share ("EPS"). SFAS No. 128 replaces "primary" and "fully diluted" EPS under APB 15 with "basic" and "diluted" EPS. Unlike primary EPS, basic EPS excludes the dilutive effects of options, warrants and other convertible securities. Dilutive EPS reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted EPS. However, under SFAS 128, the Company would use the average market price for its stock during the reporting period to determine the cost of options as opposed to the greater of the closing price at the end of the period or the average market price during the period, as currently required by APB 15. SFAS 128 is effective for years ending after December 15, 1997. The Company does not expect that the adoption of this statement will have a material impact on the Company's results of operations.

    In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130") and No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in the financial statements. SFAS 131 establishes standards for the manner in which public business enterprises report information about operating segments and also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS 130 and SFAS 131 are effective for years beginning after December 15, 1997. The Company does not expect that the adoption of SFAS 130 and SFAS 131 will have a material impact on the Company's financial position or results of operations.

                                              Jenny Craig, Inc. and Subsidiaries


Consolidated Balance Sheets

June 30, 1996 and 1997
($ in thousands)

                                                                       1996               1997
-----------------------------------------------------------------------------------------------
ASSETS

Cash and cash equivalents                                          $  43,535            37,438

Short-term investments                                                 7,045             1,506

Accounts receivable, net                                               3,668             2,967

Inventories                                                           17,401            15,285

Prepaid expenses and other assets                                      8,282            16,497
-----------------------------------------------------------------------------------------------

    Total current assets                                              79,931            73,693

Cost of reacquired area franchise rights, net                          7,496             9,550

Property and equipment, net                                           15,474            27,554

Other assets                                                           1,500             1,500
-----------------------------------------------------------------------------------------------
                                                                   $ 104,401           112,297
===============================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable                                                      20,916            14,938

Accrued liabilities                                                   22,415            19,117

Income taxes payable                                                   2,102             4,050

Deferred service revenue                                               4,506            14,558
-----------------------------------------------------------------------------------------------
    Total current liabilities                                         49,939            52,663

Note payable                                                              --             5,716
-----------------------------------------------------------------------------------------------
    Total liabilities                                                 49,939            58,379

Stockholders' equity:

Common stock $.000000005 par value, 100,000,000 shares authorized;
  Issued: 1996 - 27,557,340 shares; 1997 - 27,579,060 shares;
  Outstanding: 1996 - 20,856,251 shares; 1997 - 20,687,771 shares        --                --

Additional paid-in capital                                            71,478            71,615

Retained earnings                                                     54,230            55,053

Equity adjustment from foreign currency translation                    1,883             2,012

Treasury stock at cost: 1996 - 6,701,089 shares;
  1997 - 6,891,289 shares                                            (73,129)          (74,762)
-----------------------------------------------------------------------------------------------
    Total stockholders' equity                                        54,462            53,918
Commitments and contingencies
-----------------------------------------------------------------------------------------------
                                                                   $ 104,401           112,297
===============================================================================================


See accompanying notes to consolidated financial statements.

                                              Jenny Craig, Inc. and Subsidiaries


Consolidated Statements of Income

For the years ended June 30, 1995, 1996 and 1997 ($ in thousands, except per share amounts)

                                                    1995               1996               1997
----------------------------------------------------------------------------------------------
Revenues:
  Company-owned operations:
    Product sales                               $ 306,924            326,107           304,240
    Service revenue                                21,392             24,898            25,158
----------------------------------------------------------------------------------------------
                                                  328,316            351,005           329,398
----------------------------------------------------------------------------------------------
  Franchise operations:
    Product sales                                  41,852             42,059            29,677
    Royalties                                       7,740              7,719             5,794
    Initial franchise fees                            185                235               265
----------------------------------------------------------------------------------------------
                                                   49,777             50,013            35,736
----------------------------------------------------------------------------------------------
            Total revenues                        378,093            401,018           365,134
----------------------------------------------------------------------------------------------
Costs and expenses:
  Company-owned operations:
    Product                                       285,700            288,954           283,643
    Service                                        13,976             15,096            17,237
----------------------------------------------------------------------------------------------
                                                  299,676            304,050           300,880
----------------------------------------------------------------------------------------------
  Franchise operations:
    Product                                        32,520             30,699            22,067
    Other                                           2,206              2,286             1,840
----------------------------------------------------------------------------------------------
                                                   34,726             32,985            23,907
----------------------------------------------------------------------------------------------
                                                   43,691             63,983            40,347
General and administrative expenses                26,328             28,462            28,507
----------------------------------------------------------------------------------------------
            Operating income                       17,363             35,521            11,840
Other income, net, principally interest             2,403              2,960             1,585
----------------------------------------------------------------------------------------------
Income before taxes and cumulative effect
  of accounting change                             19,766             38,481            13,425
Provision for income taxes                          7,994             15,569             5,093
----------------------------------------------------------------------------------------------
            Income before cumulative effect
              of accounting change                 11,772             22,912             8,332
Cumulative effect on prior years of change in
  accounting for service revenue,
  net of $4,498 income tax benefit                    --                 --              7,509
----------------------------------------------------------------------------------------------
            Net income                          $  11,772             22,912               823
==============================================================================================
Per share amounts:
  Income before cumulative effect
    of accounting change                        $     .46                .95               .40
  Cumulative effect of accounting change              --                 --                .36
----------------------------------------------------------------------------------------------
            Net income per share                $     .46                .95               .04
==============================================================================================


See accompanying notes to consolidated financial statements.

                                              Jenny Craig, Inc. and Subsidiaries


Consolidated Statements of Stockholders' Equity

For the years ended June 30, 1995, 1996 and 1997
($ in thousands)

                                                                 Equity
                                                               adjustment
                                                                  from
                                       Additional                foreign
                               Common    paid-in   Retained     currency     Treasury
                                stock    capital   earnings    translation     stock    Total
----------------------------------------------------------------------------------------------
Balance at June 30, 1994         --      $71,145    19,546          464     (22,807)    68,348

Net income                       --          --     11,772          --          --      11,772

Purchase of 880,500 shares
  of common stock, at cost       --          --        --           --       (5,927)    (5,927)

Exercise of stock options        --            3       --           --          --           3

Translation adjustment           --          --        --           (49)        --         (49)
----------------------------------------------------------------------------------------------

Balance at June 30, 1995         --       71,148    31,318          415     (28,734)    74,147

Net income                       --          --     22,912          --          --      22,912

Purchase of 4,396,689 shares
  of common stock, at cost       --          --        --           --      (44,395)   (44,395)

Exercise of stock options        --          330       --           --          --         330

Translation adjustment           --          --        --         1,468         --       1,468
----------------------------------------------------------------------------------------------

Balance at June 30, 1996         --       71,478    54,230        1,883     (73,129)    54,462

Net income                       --          --        823          --          --         823

Purchase of 190,200 shares
  of common stock, at cost       --          --        --           --       (1,633)    (1,633)

Exercise of stock options        --          137       --           --          --         137

Translation adjustment           --          --        --           129         --         129
----------------------------------------------------------------------------------------------

Balance at June 30, 1997         --      $71,615    55,053        2,012     (74,762)    53,918
==============================================================================================


See accompanying notes to consolidated financial statements.

                                              Jenny Craig, Inc. and Subsidiaries


Consolidated Statements of Cash Flows

For the years ended June 30, 1995, 1996 and 1997
($ in thousands)

                                                         1995             1996            1997
----------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                          $11,772           22,912             823
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Depreciation and amortization                     8,540            7,405           7,461
      Cumulative effect of change in accounting
        for service revenue                               --               --            7,509
      Provision for doubtful accounts                     --              (900)            --
      Provision for centre closures                    (1,843)             --             (400)
      Loss on disposal of property and equipment          694              167             134
      (Increase) decrease in:
        Accounts receivable                             1,092             (639)           (566)
        Inventories                                    (1,969)             275           2,526
        Prepaid expenses and other assets               4,035             (461)         (3,717)
      Increase (decrease) in:
        Accounts payable                                2,912            4,122          (5,977)
        Accrued liabilities                               322            4,560          (4,717)
        Income taxes payable                            3,311           (1,209)          1,948
        Deferred service revenue                          682            1,237          (1,955)
----------------------------------------------------------------------------------------------
          Net cash provided by operating activities    29,548           37,469           3,069
----------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Purchase of property and equipment                   (1,931)          (3,662)        (17,125)
  Purchase of short-term investments                   (8,294)          (9,877)        (16,359)
  Proceeds from maturity of short-term investments     23,932           10,791          21,898
  Payments for acquisition of franchise centres           --               --           (2,156)
  Increase in other assets                             (1,500)             --              --
----------------------------------------------------------------------------------------------
          Net cash provided by (used in)
            investing activities                       12,207           (2,748)        (13,742)
----------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Purchase of treasury stock                           (5,927)         (44,395)         (1,633)
  Proceeds from note payable                              --               --            6,000
  Principal payments on note payable                      --               --              (95)
  Proceeds from exercise of stock options                   3              330             137
----------------------------------------------------------------------------------------------
          Net cash provided by (used in)
            financing activities                       (5,924)         (44,065)          4,409
----------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                   --             1,060             167
Net increase (decrease) in cash and cash equivalents   35,831           (8,284)         (6,097)
Cash and cash equivalents at beginning of year         15,988           51,819          43,535
----------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year              $51,819           43,535          37,438
==============================================================================================
Supplemental disclosure of cash flow information:
  Income taxes paid                                   $ 3,652           16,780           2,848
  Interest paid                                           --               --              238
Supplemental disclosure of noncash investing
  activities - acquisition of franchise centres:
    Fair value of assets acquired                     $   --               --           (1,629)
    Liabilities assumed                               $   --               --           (1,267)
    Cancellation of accounts receivable               $   --               --            5,052
----------------------------------------------------------------------------------------------
      Cash paid for acquisitions                      $   --               --            2,156
==============================================================================================


See accompanying notes to consolidated financial statements.

                                              Jenny Craig, Inc. and Subsidiaries


Notes to Consolidated Financial Statements

June 30, 1995, 1996 and 1997


Jenny Craig, Inc. (the "Company"), through its wholly-owned subsidiaries, operates and franchises centres offering weight loss programs to the general public in the United States, Australia, New Zealand, Canada and Puerto Rico.


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Short-term Investments Short-term investments consist principally of U.S. Government securities, tax-exempt municipal obligations, and commercial paper. The Company accounts for its short-term investments in accordance with the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). Under SFAS 115, the Company currently classifies its securities as held-to-maturity. Held-to-maturity securities are those investments in which the Company has the ability and intent to hold the security until maturity. Held-to-maturity securities are recorded at amortized cost, which approximates market value. All investments mature within an 18-month period. Dividend and interest income are recognized in the period earned.

Inventories Inventories, which consist primarily of food products held for sale, are stated at the lower of cost (determined using the first-in, first-out method) or market.

Property and Equipment Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, predominantly five years. Leasehold improvements are amortized over the shorter of their useful life or related lease term, predominantly five years. The Company's corporate headquarters building, purchased in 1997, is being depreciated using the straight-line method over 30 years.

Reacquired Area Franchise Rights The cost of reacquired area franchise rights is amortized using the straight-line method over their estimated useful lives of approximately 17 years.

Impairment of Long-Lived Assets The Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"), on July 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Reacquired area franchise rights are evaluated for recovery of the carrying amount on an individual area franchise basis. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.
Adoption of SFAS 121 did not have a material

                                              Jenny Craig, Inc. and Subsidiaries


Notes to Consolidated Financial Statements
(continued)


impact on the Company's financial position, results of operations, or liquidity.

Revenue Recognition In June 1997, the Company changed its method of accounting for service fees received from customers, retroactively effective as of July 1, 1996. Previously, the Company recognized $60 as revenue at the time of each new sale and the remaining service revenue was deferred and recognized as revenue based upon expected customer attendance at the centres. Under the new method, all service fees collected are deferred and recognized as revenue on a straight-line basis over the 14-month period of expected customer attendance at the centres. The Company believes the new method is preferable as it provides a better matching of revenues and expenses because the costs incurred in performing the weight loss consulting services are generally incurred on a level basis. The cumulative effect of this accounting change for periods prior to July 1, 1996 of $7,509,000, or $.36 per share, is shown as a cumulative effect adjustment on the consolidated statement of income. The effect of this change for the year ended June 30, 1997 was to increase income before cumulative effect of accounting change by $525,000, or $.03 per share. The pro forma effect of retroactive application of this new method of accounting would not have materially affected the results of operations for the years ended June 30, 1996 and 1995. Service revenue not recognized in income is recorded as deferred service revenue in the accompanying consolidated balance sheets.

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

    The Company's allowance for doubtful accounts amounted to $1,464,000 and $1,190,000 at June 30, 1996 and 1997, respectively.

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

Fair Value of Financial Instruments The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate their fair value because of the short-term nature of those instruments. The carrying amount of the note payable approximates fair value because the interest rate is reset each quarter to reflect current market rates.

Stock-Based Compensation The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Accordingly, the Company continues to account for stock-based compensation under APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations. As such, compensation expense for employee stock

                                              Jenny Craig, Inc. and Subsidiaries


option grants is recorded on the date of grant only if the current market price of the Company's stock exceeds the exercise price.

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


(2)  PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets at June 30 are summarized as follows ($ in thousands):

                                 1996    1997
---------------------------------------------
Net deferred tax asset         $4,378   9,279
Insurance settlement
  receivable                       --   4,000
Other                           3,904   3,218
---------------------------------------------
                               $8,282  16,497
=============================================


    The insurance settlement was received by the Company in July 1997.


(3)  PROPERTY AND EQUIPMENT

Property and equipment at June 30 is summarized as follows ($ in thousands):


                                 1996    1997
---------------------------------------------
Land                          $   --    2,000
Building                          --    7,128
Furniture and equipment        39,421  43,750
Leasehold improvements         20,155  23,931
---------------------------------------------
                               59,576  76,809
Less accumulated
  depreciation
  and amortization            (44,102)(49,255)
---------------------------------------------
                              $15,474  27,554
=============================================

    In July 1996, the Company purchased a 75,000-square-foot office building located in La Jolla, California which serves as the Company's corporate headquarters.


(4)  ACCRUED LIABILITIES

Accrued liabilities at June 30 are summarized as follows ($ in thousands):


                                 1996    1997
---------------------------------------------
Accrued salaries, wages
  and benefits                $14,267  12,283
Other accruals                  8,148   6,834
---------------------------------------------
                              $22,415  19,117
=============================================

(5) INCOME TAXES

The Company and its United States subsidiaries file consolidated federal and combined or separate state income tax returns. Jenny Craig Weight Loss Centres, Pty. Ltd. and Jenny Craig Weight Loss Centres (Canada), Ltd., both foreign corporations, are subject to income tax in foreign jurisdictions.

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

                                              Jenny Craig, Inc. and Subsidiaries


Notes to Consolidated Financial Statements
(continued)


    The following summarizes income taxes ($ in thousands):

                         1995    1996    1997
---------------------------------------------
Current:
  Federal              $5,670  11,459   1,132
  State                 1,393   2,494     371
  Foreign                 253   1,347   3,993
---------------------------------------------
    Total current       7,316  15,300   5,496
---------------------------------------------
Deferred:
  Federal                 814     794   1,112
  State                    78     215    (153)
  Foreign                (214)   (740) (1,362)
---------------------------------------------
    Total deferred        678     269    (403)
---------------------------------------------
    Total provision for
      income taxes     $7,994  15,569   5,093
=============================================

    Deferred income taxes result from the temporary differences between the tax basis of an asset or a liability and its reported amount in the consolidated balance sheets. The components that comprise deferred tax assets and liabilities at June 30, 1996 and 1997 are as follows ($ in thousands):

                                 1996    1997
---------------------------------------------
Deferred tax assets:
  Employee benefits            $2,745   2,158
  Allowance for doubtful
    accounts                      545     463
  Depreciation and
    amortization                3,534   3,294
  State income taxes              350     --
  Inventories                     354     358
  Foreign operations              --    1,500
  Deferred service revenue        --    3,853
  Other accruals                1,470   1,710
---------------------------------------------
    Total gross deferred
      tax assets                8,998  13,336
  Less valuation allowance       (700)   (700)
---------------------------------------------
    Net deferred tax assets     8,298  12,636
Deferred tax liabilities:
  Receivable from foreign
    subsidiary                 (3,725) (3,357)
  Deferred service revenue       (195)     --
---------------------------------------------
    Total deferred tax
      liabilities              (3,920) (3,357)
---------------------------------------------
      Net deferred tax asset   $4,378   9,279
=============================================

    In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and management's projections for future taxable income over the reversing periods, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance which has been established to offset a portion of the deferred tax assets based upon the above factors.

    Income taxes for the years ended June 30, 1995, 1996 and 1997 differed from the amounts expected by applying the U.S. federal income tax rate of 35% to income before taxes as follows ($ in thousands):


                         1995    1996    1997
---------------------------------------------
Computed income taxes  $6,918  13,468   4,699
State taxes, net of
  federal benefit         956   1,761     237
Change in the
  valuation allowance
  for deferred
  tax assets              (50) (1,456)    --
Other                     170   1,796     157
---------------------------------------------
                       $7,994  15,569   5,093
=============================================


(6)  NOTE PAYABLE

In October 1996, the Company borrowed $6,000,000 from a bank, secured by the Company's corporate office building. The note bears interest at the London Interbank Offered Rate plus one percent

                                              Jenny Craig, Inc. and Subsidiaries


(6.875% at June 30, 1997). Quarterly principal payments of $47,390 are due until the maturity date in November 2006, at which time all remaining unpaid principal is due. The current portion of the note, amounting to $190,000, is included in accrued liabilities at June 30, 1997.


(7)  COMMON STOCK AND NET INCOME PER SHARE

In August 1994, the Board of Directors authorized the purchase of up to 2,000,000 shares of the Company's outstanding common stock. As of June 30, 1997, a total of 2,000,000 shares had been purchased pursuant to this authorization.

    In March 1996, the Company purchased 3,464,189 shares of its common stock via a tender offer, in the form of a Dutch Auction, at a purchase price of $10 per share. The shares purchased pursuant to this transaction represented approximately 14.3% of the common stock outstanding immediately prior to the offer.

    The computation of primary net income per share is based on the weighted-average number of outstanding common shares during each year and the assumed exercise of dilutive stock options using the treasury stock method. The weighted-average number of common and common equivalent shares outstanding for the years ended June 30, 1995, 1996 and 1997 were 25,534,000, 24,195,000 and
20,767,000, respectively.


(8)  LEASES

The Company's centre operations are conducted from premises leased under noncancellable operating leases, generally for terms of five years with renewal options for like periods. The Company's rent expense under such noncancellable operating leases amounted to $25,108,000, $24,217,000 and $25,074,000 for the years ended June 30, 1995, 1996 and 1997, respectively.

    As of June 30, 1997, the scheduled minimum annual rent payments, excluding renewal provisions, are as follows ($ in thousands):

1998                                  $19,956
1999                                   12,128
2000                                    7,011
2001                                    3,673
2002                                    1,509
Thereafter                                170
---------------------------------------------
                                      $44,447
=============================================

    Management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. A majority of the leases provide for the payment of taxes, maintenance, insurance and certain other expenses applicable to the leased premises.

(9)  RELATED PARTY TRANSACTIONS

In March 1996, a corporation controlled by the beneficial owners of a majority of the outstanding stock of the Company sold 2,000,000 shares of the Company's common stock to the Company at a price of $10 per share pursuant to a Dutch Auction self tender offer commenced by the Company in February 1996 and open to all shareholders. See Note 7.

    The beneficial owners of a majority of the outstanding stock of the Company own the franchise operations in New Zealand. The Company's revenue derived from these operations was $3,251,000, $4,143,000 and $4,997,000 for the years ended June 30, 1995, 1996 and 1997, respectively.

    A director and officer of the Company is a partner in a law firm which provided certain legal services to the Company. Legal fees incurred with such firm were $2,239,000, $2,096,000 and $1,067,000 in 1995, 1996 and 1997,
respectively.

                                              Jenny Craig, Inc. and Subsidiaries


Notes to Consolidated Financial Statements
(continued)


    In accordance with the employment agreement of an executive of the Company, the Company made a $1,500,000 loan to such executive in 1995 for the purpose of purchasing a principal residence. The loan does not bear interest and is secured by a first trust deed on the principal residence. The loan is due and payable at the earlier of the sale of the principal residence or one year after termination of the executive's employment. Craig Enterprises, Inc. ("CEI"), a corporation controlled by the beneficial owners of a majority of the outstanding stock of the Company, has agreed with the executive that if the executive's employment is not terminated for cause, as defined in the executive's employment agreement, as and when the loan became due CEI would use its best efforts to cause the Company to forgive the loan or, if the loan was not forgiven, CEI would indemnify the executive for the amount of the loan. The loan is included in other assets in the accompanying balance sheets at June 30, 1996 and 1997.


(10)  COST OF REACQUIRED AREA FRANCHISE RIGHTS

The Company has acquired, from time to time, centres which were previously owned by franchisees. The excess cost over net assets acquired of $14,148,000 is being amortized using the straight-line method over the then remaining term of the acquired franchise territorial rights, which averages 17 years. Amortization expense was $842,000, $837,000 and $1,015,000 for the years ended June 30, 1995,
1996 and 1997, respectively. Accumulated amortization was $3,705,000 and $4,598,000 at June 30, 1996 and 1997, respectively.


(11)  EMPLOYEE BENEFITS

In 1996, the Company adopted a 401(k) Retirement Plan which allows all employees with one or more years of service to participate. The Company currently matches 25% of an employee's voluntary contribution up to a maximum of 6% of eligible compensation. The Company expensed $91,000 and $191,000 in 1996 and 1997, respectively, in connection with this plan.

    In 1991, the Company adopted a management deferred bonus plan covering certain members of the Company's management group. The bonus pool, which is determined by the Board of Directors following each fiscal year, cannot exceed one percent of operating income for the fiscal year plus a percentage of the increase, if any, in operating income over the prior fiscal year. Participants receive 25% of their allocated portion of the bonus pool approximately 90 days after the end of each fiscal year. Payment of the remaining 75% is deferred for five years and is subject to vesting at the rate of 20% per year. The unvested portion is forfeited if the participant terminates employment for any reason other than retirement after attainment of age 65 and completion of 10 years of participation in the management plan. Amounts expensed under this plan were $174,000, $386,000 and $100,000 in 1995, 1996 and 1997, respectively.


(12)  STOCK OPTION PLAN

The Company's Stock Option Plan (the "Option Plan") was adopted in October 1991 and provides for the grant of incentive stock options to key employees and of nonqualified stock options to key employees, consultants, directors and Medical Advisory Board members. A total of 2,500,000 shares of common stock have been reserved for issuance under the Option Plan, of which 506,060 shares remain available for future grant. The exercise price of the options may not be less than fair market value on the date of grant. Additionally, no options may be exercisable more than 10 years after the date of grant and,

                                              Jenny Craig, Inc. and Subsidiaries


with certain exceptions, no option may become exercisable prior to the expiration of six months from the date of grant. The options granted to employees generally become exercisable over four to five years.

    The Company applies APB Opinion No. 25 in accounting for the Option Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts as follows ($ in thousands, except per share amounts):

                                 1996    1997
---------------------------------------------
Net income - as reported      $22,912     823
Net income - pro forma         22,883     574
Net income per share -
  as reported                     .95     .04
Net income per share -
  pro forma                       .95     .03

    The per share weighted-average fair value of stock options granted during 1996 and 1997 was $4.36 and $3.70, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected life of 4 years, expected volatility of 44% in 1996 and 47% in 1997, no dividends, and risk-free interest rate of 5.0%.

    Pro forma net income reflects only options granted in 1996 and 1997. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of four years, and compensation cost for options granted prior to July 1, 1995 is not considered.

    The following summarizes the status of the Option Plan:


                                                 Weighted
                                                  average
                    Number of        Range of    exercise
                      options  exercise price       price
---------------------------------------------------------
Outstanding at
  June 30, 1994     1,270,000     $6.57-24.00     $  8.78
    Granted           676,300      4.63- 7.44        6.41
    Cancelled        (268,000)     5.63-24.00       15.79
    Exercised            (400)           6.57        6.57
---------------------------------------------------------
Outstanding at
  June 30, 1995     1,677,900      4.63-21.00        6.73
    Granted           187,000      9.13-16.25       11.68
    Cancelled         (59,380)     5.63-21.00        7.09
    Exercised         (56,940)     5.63- 7.32        5.82
---------------------------------------------------------
Outstanding at
  June 30, 1996     1,748,580      4.63-21.00        7.28
    Granted           267,000      6.00-15.75        8.62
    Cancelled         (78,980)     5.63-16.25       10.14
    Exercised         (21,720)     5.63- 7.32        6.31
---------------------------------------------------------
Outstanding at
  June 30, 1997     1,914,880     $4.63-21.00     $  7.36
=========================================================
Exercisable at
  June 30, 1997     1,071,780     $4.63-21.00     $  7.11
=========================================================

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

                                              Jenny Craig, Inc. and Subsidiaries


Notes to Consolidated Financial Statements
(continued)


    Information with respect to options outstanding and exercisable by exercise price range at June 30, 1997 is as follows:

                        Options Outstanding
                   ------------------------------
                                         Weighted
                                          average       Weighted
                                        remaining        average
       Range of         Number        contractual       exercise
exercise prices    outstanding    life (in years)          price
----------------------------------------------------------------
$  4.63- 4.63            5,000               7.1         $  4.63
   5.63- 8.45        1,529,380               7.1            6.56
   8.46-12.69          318,500               9.3            9.42
  12.70-19.05           49,500               8.1           15.62
  19.06-21.00           12,500               4.3           21.00
----------------------------------------------------------------
$  4.63-21.00        1,914,880               7.4         $  7.36
================================================================


                   Options Exercisable
                   -------------------
                                            Weighted
                                             average
       Range of            Number           exercise
exercise prices       exercisable              price
----------------------------------------------------
  $  4.63- 4.63             5,000            $  4.63
     5.63- 8.45           963,280               6.58
     8.46-12.69            71,500               9.43
    12.70-19.05            19,500              16.77
    19.06-21.00            12,500              21.00
----------------------------------------------------
  $  4.63-21.00         1,071,780            $  7.11
====================================================

    At June 30, 1995 and 1996, the number of options exercisable were 312,600 and 671,810, respectively, and the weighted average exercise prices were $7.66 and $6.99, respectively.


(13)  CONTINGENCIES

Because of the nature of its activities, the Company is, at times, subject to pending and threatened legal actions which arise out of the normal course of business. In the opinion of management, based in part upon advice of legal counsel, the disposition of all such matters will not have a material effect on the consolidated financial statements.

    The Company and the Federal Trade Commission have entered into a proposed Consent Order settling all contested issues raised in a complaint filed in September 1993 against the Company alleging that the Company violated the Federal Trade Commission Act by the use and content of certain advertisements for the Company's weight loss program featuring testimonials, claims for the program's success and safety, and statements as to the program's costs to participants. The proposed Consent Order does not admit any issue of fact or law or any violation by the Company of any law or regulation, and does not involve payment by the Company of any civil money penalty, damages, or other financial relief. The proposed Consent Order requires certain procedures and disclosures in connection with the Company's advertisements of its products and services. The full Commission accepted the proposed Consent Order and it has been published for public comment. Unless modified or withdrawn on the basis of public comment, it will become effective upon service of notice to the Company by the Commission. The Company does not believe that compliance with the proposed Consent Order will have a material adverse effect on the Company's consolidated financial position or results of operation or its current advertising and marketing practices.

                                              Jenny Craig, Inc. and Subsidiaries


    The Company along with other weight loss programs and certain pharmaceutical companies has been named as a defendant in an action filed in the Circuit Court for the Eleventh Judicial Circuit in Pickens County, Alabama. The action was commenced in August 1997 by three plaintiffs who are seeking to maintain the action as a class action on behalf of all persons in the United States and United States Territories who have suffered or may in the future suffer injury due to the administration of phentermine, fenfluramine (commonly known as "phen-fen" when taken together) and/or dexfenfluramine (trade name, "Redux"), which were manufactured or sold by the defendants. The complaint includes claims against the Company and other defendants, acting separately and in concert, for alleged unlawful and tortious acts, including sale of allegedly dangerous and defective products, negligent marketing and distribution, failure to warn of the risks associated with the weight loss medications, breach of warranty, fraud, and negligent misrepresentation. The complaint seeks compensatory and punitive damages in unspecified amounts and equitable relief including the establishment of a medical fund to cover future medical expenses resulting from the use of the weight loss medications, and a requirement that the defendants adequately warn the public of the risks associated with the use of the weight loss medications. The Company has tendered this matter to its insurance carriers. The Company has also asserted its indemnification rights under its agreement with the company which provided the physicians who prescribed the weight loss medications in the Company's centres. The claim has not progressed sufficiently for the Company to estimate a range of possible loss, if any. The Company intends to defend the matter vigorously.


(14)  BUSINESS SEGMENTS AND GEOGRAPHIC INFORMATION

The Company operates in one industry segment. Substantially all revenue results from the sale of weight management products and services, whether the centre is operated by the Company or its franchisees. The following presents information about operations in different geographic areas ($ in thousands):


                             1995          1996           1997
--------------------------------------------------------------
Revenue derived from
  customers:
  Company-owned
    operations:
    Unaffiliated:
      United States      $291,327       309,415        279,090
      Foreign              36,989        41,590         50,308
  Franchise operations:
    Unaffiliated:
      United States        43,087        43,119         27,525
      Foreign               3,439         2,751          3,214
    Affiliated:
      United States            --            --             --
      Foreign               3,251         4,143          4,997
Operating income (loss):
  Company-owned
    operations:
      United States         8,453        25,226            732
      Foreign                (203)           58          5,249
  Franchise operations:
      United States         7,259         8,818          3,677
      Foreign               1,854         1,419          2,182
Identifiable assets:
      United States       105,960        93,208        100,689
      Foreign               9,416        11,193         11,608

                                              Jenny Craig, Inc. and Subsidiaries


Independent Auditors' Report


The Shareholders and Board of Directors
Jenny Craig, Inc.:

    We have audited the accompanying consolidated balance sheets of Jenny Craig, Inc. and subsidiaries as of June 30, 1996 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jenny Craig, Inc. and subsidiaries as of June 30, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1997 in conformity with generally accepted accounting principles.


                                             KPMG PEAT MARWICK LLP


San Diego, California
August 20, 1997

                                              Jenny Craig, Inc. and Subsidiaries


Selected Quarterly Financial Information
(Unaudited)


The following is a summary of the unaudited quarterly results of operations ($ in thousands, except per share data):

                                           Three-Month Period Ended
                              --------------------------------------------------
                              September 30, December 31,   March 31,    June 30,        Total
Current Year                      1996          1996         1997         1997          year
----------------------------------------------------------------------------------------------
Total revenues                   $91,012       83,388       96,536        94,198       365,134

Operating income                   3,649          751        1,170         6,270        11,840

Income before cumulative effect
  of accounting change             2,489          879          908         4,056         8,332

Cumulative effect of change in
  accounting for service revenue  (7,509)         --           --            --         (7,509)

Net income (loss)                 (5,020)         879          908         4,056           823

Per share amounts:

Income before cumulative effect
  of accounting change              0.12         0.04         0.04          0.20          0.40

Cumulative effect of change in
  accounting for service revenue   (0.36)         --           --            --          (0.36)

Net income (loss)                  (0.24)        0.04         0.04          0.20          0.04


In the fourth quarter of fiscal 1997, the Company changed its method of accounting for service fees received from customers, retroactively effective as of July 1, 1996 (see Note 1 of Notes to Consolidated Financial Statements). The quarterly results of operations for the first three quarters of fiscal 1997 reflect the effect of the change in accounting method as if the change had occurred on July 1, 1996 and do not differ materially from the amounts as originally reported.

    The quarter ended June 30, 1997 includes a pre-tax credit of $3,267,000 (or $.10 net income per share) resulting from the Company's litigation recovery from an insurance carrier.


                                           Three-Month Period Ended
                              --------------------------------------------------
                              September 30, December 31,   March 31,    June 30,        Total
Prior Year                        1995          1995         1996         1996          year
----------------------------------------------------------------------------------------------
Total revenues                   $99,620       89,453      107,304       104,641       401,018

Operating income                   6,292        3,987       13,217        12,025        35,521

Net income                         4,062        2,771        8,255         7,824        22,912

Net income per share                 .16          .11          .35           .36           .95

The quarter ended March 31, 1996 includes a pre-tax credit of $2,200,000 (or $.05 net income per share) resulting from the Company's litigation recovery from an insurance carrier.

    The net income per share computed for each quarter and the year are separate calculations.

                                              Jenny Craig, Inc. and Subsidiaries



Common Stock Data



At August 29, 1997, there were approximately 3,500 holders of the Company's common stock, which is traded on the New York Stock Exchange (NYSE) under the symbol JC. The following table reflects the range of high and low sales prices as reported by the NYSE for the indicated periods.

                                                             1996                       1997
                                                      ----------------             --------------
                                                       High        Low             High     Low
-------------------------------------------------------------------------------------------------
First quarter ended September 30                      $10 1/2     7 3/8           17 3/4    9 1/8

Second quarter ended December 31                       10 5/8     8 1/8            9 7/8    8 1/8

Third quarter ended March 31                           10 1/8     8 7/8           10 3/4    6 1/2

Fourth quarter ended June 30                           18         8 7/8            7 7/8    5 1/8

In June 1994, the Company suspended payment of its quarterly dividend, subject to quarterly review by the Board of Directors. The Company currently believes that its stockholders are best served by directing cash resources to the Company's marketing efforts and further improvement of its business, as well as periodic purchases of shares of the Company's common stock as circumstances warrant.