Form 10-K405, Exhibit 13
period 1998-06-30
CRAIG JENNY INC /DE
filed 1998-09-28
CIK 878865

                                                                      EXHIBIT 13

Years ended June 30, all amounts in thousands except per share data

SELECTED

FINANCIAL

DATA


                                          1994            1995            1996            1997            1998
                                      -----------     -----------     -----------     -----------     -----------
Revenues                              $   403,341     $   378,093     $   401,018     $   365,134     $   352,249
Operating income                            1,021          17,363          35,521          11,840           2,040
Income before cumulative effect
  of accounting change                        534          11,772          22,912           8,332           2,126
Per share amounts:
  Income before cumulative effect
    of accounting change, basic               .02             .46             .95             .40             .10
  Net income, basic                           .02             .46             .95             .04             .10
  Income before cumulative effect
    of accounting change, diluted             .02             .46             .93             .40             .10
  Net income, diluted                         .02             .46             .93             .04             .10
Dividends declared per share                  .45              --              --              --              --
Total assets                              104,190         115,376         104,401         112,297         106,245
Note payable                                   --              --              --           5,716           5,526
Shares outstanding                         26,076          25,196          20,856          20,688          20,689

In 1997, the Company changed its method of accounting for service fees received from customers.

See Note 1 of Notes to Consolidated Financial Statements for further information regarding this change.


8  JENNY CRAIG, INC.

MANAGEMENT'S

DISCUSSION AND

ANALYSIS OF FINANCIAL

CONDITION AND

RESULTS OF OPERATIONS



FORWARD-LOOKING STATEMENTS

Information provided in this Annual Report may contain, and the Company may from time to time disseminate material and make statements which may contain "forward-looking" information, as that term is defined by the Private Securities Litigation Reform Act of 1995 (the "Act"). These cautionary statements are being made pursuant to the provisions of the Act and with the intention of obtaining the benefit of "safe harbor" provisions of the Act. The reader is cautioned that all forward-looking statements are necessarily speculative. The reader should carefully review the cautionary statements contained in the Company's Annual Report on Form 10-K for the year ended June 30, 1998, which identify important factors that could cause actual results to differ materially from those in the forward-looking statements, as well as the risk factors which may also be identified by the Company from time to time in other filings with the Securities and Exchange Commission, press releases, and other communications.

        The following table gives certain key statistics regarding the Company during the past five years:


Years ended June 30,
                                               1994       1995       1996       1997       1998
                                               ----       ----       ----       ----       ----
CENTRES OPEN AT END OF YEAR:
Company-owned
  United States                                 502        478        485        542        533
  Foreign                                       106        102        103        106        110
                                               ----       ----       ----       ----       ----
                                                608        580        588        648        643
                                               ----       ----       ----       ----       ----
Franchise
  United States                                 159        154        159        113        101
  Foreign                                        43         43         36         36         37
                                               ----       ----       ----       ----       ----
                                                202        197        195        149        138
                                               ----       ----       ----       ----       ----
          Total                                 810        777        783        797        781
                                               ====       ====       ====       ====       ====

AVERAGE REVENUE PER CENTRE IN THOUSANDS:
Company-owned
  United States                                $628        600        642        538        502
  Foreign                                       346        356        407        483        447
Franchise
  United States                                 644        654        659        517        510
  Foreign                                       441        343        328        452        475


        The decrease in United States Company-owned centres in 1998 reflects the Company's acquisition of 8 centres from two franchisees and the net closure of 17 centres.

        The increase in United States Company-owned centres and the decrease in United States franchised centres in 1997 reflects the Company's acquisition of 51 centres from three franchisees during 1997.

        See Note 13 of Notes to Consolidated Financial Statements for additional information regarding United States and foreign operations.


                                                             JENNY CRAIG, INC. 9

                MANAGEMENT'S

                DISCUSSION AND

                ANALYSIS OF FINANCIAL

                CONDITION AND

continued       RESULTS OF OPERATIONS

The following table presents the range of service fees charged by the
Company:

                         INITIAL SERVICE             MAINTENANCE
                        -----------------          ----------------
FISCAL YEAR             LOW          HIGH          LOW         HIGH
-----------             ---          ----          ---         ----
1994                    $10           99           99          125
1995                     10           99           99           99
1996                     10          180           99          181
1997                     10          149           99           99
1998                     10          197           99           99


YEAR ENDED JUNE 30, 1998 AS COMPARED TO YEAR ENDED JUNE 30, 1997

The Company has operated in a difficult and dynamic environment since April 1996 when the United States Food and Drug Administration ("FDA") approved dexfenfluramine, commonly referred to by its trade name Redux(TM), for use as a doctor-prescribed medication for the treatment of obesity. The Company believes that the extensive publicity that accompanied the introduction of Redux heightened the public's interest in weight loss pharmaceuticals, including interest in a combination of two other medications (phentermine and fenfluramine) commonly known as "phen-fen," and resulted in significantly reduced demand for the Company's program. In July 1996, the Company began test marketing an adjunct to its traditional weight loss program which incorporated weight loss pharmaceuticals. This program adjunct utilized independently-contracted physicians to examine clients and prescribe Redux only to persons who met the FDA's protocol and phen-fen to persons who met the appropriate medical criteria for this medication. In January 1997, the weight loss medication adjunct was incorporated into virtually all of the Company's centres in the United States. In August 1997, the Company ceased offering a weight loss medication adjunct to its program following reports from the medical community as to possible health risks associated with the use of Redux and phen-fen. In September 1997, Redux and fenfluramine were withdrawn from the United States market at the request of the FDA.

        Revenues from United States Company-owned operations decreased 2% from $279,090,000 in 1997 to $273,358,000 in 1998. There was a 5% increase in the average number of United States Company-owned centres in operation during 1998 compared to 1997. Average revenue per United States Company-owned centre decreased 7% from $538,000 in 1997 to $502,000 in 1998. Service revenues from United States Company-owned operations decreased 22% from $21,448,000 in 1997 to $16,820,000 in 1998. This decrease in service revenues was primarily due to a 16% decrease (19% on an average per centre basis) in the number of new participants enrolled in the program between the periods. Product sales,

10 JENNY CRAIG, INC.

                MANAGEMENT'S

                DISCUSSION AND

                ANALYSIS OF FINANCIAL

                CONDITION AND

continued       RESULTS OF OPERATIONS

which consists primarily of food products, from United States Company-owned operations decreased less than 1% from $257,642,000 in 1997 to $256,538,000 in 1998. This decrease was principally due to a 6% decrease in the number of active participants in the program offset, in part, by an increase in the average food amount purchased per active participant. Revenues from foreign Company-owned operations decreased 4% from $50,308,000 in 1997 to $48,329,000 in 1998, and average revenue per foreign Company-owned centre decreased 7% from $483,000 in 1997 to $447,000 in 1998 principally due to a 12% weighted average decrease in the Australian and Canadian currencies in relation to the U.S. dollar between the years. The number of foreign Company-owned centres in operation increased 4% from 106 at June 30, 1997 to 110 at June 30, 1998.

        Costs and expenses of United States Company-owned operations increased 1% from $258,458,000 in 1997 to $262,225,000 in 1998. Costs and expenses of
United States Company-owned operations in 1997 were reduced by a $3,267,000 net credit that resulted from the Company's successful litigation recovery from one of its insurance carriers. Additionally, costs and expenses of United States Company-owned operations in 1997 included $8,150,000 of costs associated with the weight loss medication program which was terminated in August 1997 compared to $2,437,000 of such costs in 1998. The increase in costs and expenses in 1998 is principally due to $5,265,000 of additional advertising expenses, of which approximately $3,047,000 was associated with the launch of the Company's ABC weight management program in the quarter ended September 30, 1997. Costs and expenses of United States Company-owned operations as a percentage of United States Company-owned revenues increased from 93% to 96% between the years principally due to the aforementioned additional advertising expenses. After including the allocable portion of general and administrative expenses, United States Company-owned operations had an operating loss of $8,175,000 in 1998 compared to operating income of $732,000 in 1997. Costs and expenses of foreign Company-owned operations decreased 5% from $42,422,000 in 1997 to $40,183,000 in 1998 principally due to the aforementioned 12% weighted average decrease in the Australian and Canadian currencies in relation to the U.S. dollar between the years. After including the allocable portion of general and administrative expenses, foreign Company-owned operations, principally as a result of the Australian centres, had operating income of $5,409,000, for fiscal 1998 as compared to operating income of $5,249,000 for fiscal 1997.

        The Company's gross margin on product sales from Company-owned operations decreased from 7% in 1997 to 4% in 1998, and its gross margin on service revenues decreased from 31% in 1997 to 30% in 1998. Costs and expenses of Company-owned operations, other than direct product costs, are allocated between product and service based upon the respective percentage of total revenue from Company-owned operations derived from product sales and service revenue. The decline in gross margins in 1998 compared to 1997 resulted principally from the increased advertising expenses and the decreased service revenue, which has higher margins than product sales.

        Revenues from franchise operations decreased 14% from $35,736,000 in 1997 to $30,562,000 in 1998. This decline was principally due to a 7% decrease in the number of franchise centres in operation, from 149 at June 30, 1997 to 138 at June 30, 1998, and a decrease in the number of

                                                            JENNY CRAIG, INC. 11

                MANAGEMENT'S

                DISCUSSION AND

                ANALYSIS OF FINANCIAL

                CONDITION AND

continued       RESULTS OF OPERATIONS

new participants enrolled in the program at franchise centres, resulting in reduced product sales and royalties. The decrease in the number of franchise centres reflects the Company's acquisition of 8 centres from franchisees and the net closure of 3 franchise centres in 1998.

        Costs and expenses of franchise operations, which consist primarily of product costs, decreased 11% from $23,907,000 in 1997 to $21,224,000 in 1998 principally because of the reduced level of franchise operations. Franchise costs and expenses as a percentage of franchise revenues increased from 67% in 1997 to 69% in 1998, principally due to the reduced royalty revenue, which has a higher margin than product sales.

        General and administrative expenses decreased 7% from $28,507,000 in 1997 to $26,577,000 in 1998 and decreased from 7.8% to 7.5% of total revenues in 1997 and 1998, respectively. The decrease in general and administrative expenses in 1998 was principally due to a decrease in compensation, consulting, and professional fees, offset, in part, by expenses totaling $3,500,000 related to the separation of a former senior executive of the Company. These expenses include $1,500,000 for the forgiveness of a loan made to the former senior executive in 1995 (which is reflected on the accompanying consolidated balance sheets as a decrease in other assets), $1,000,000 for the payment, in semi-monthly installments, of the former senior executive's salary and benefits through December 31, 1998, and $1,000,000 for the cancellation of stock options, payable in five equal annual installments commencing in fiscal 1998, which were exercisable by the former senior executive.

        The elements discussed above combined to result in a decrease in operating income from $11,840,000 in 1997 to $2,040,000 in 1998 and a decrease in income before the cumulative effect of accounting change from $8,332,000, or $.40 per diluted share, in 1997 to $2,126,000, or $.10 per diluted share, in 1998.

        The Company is in the process of assessing the functionality of both its information technology ("IT") and non-IT systems with respect to the "year 2000" millennium change. The Company utilizes two primary IT systems: the corporate office system, which includes the general ledger and related applications, and the point-of-sale system, which is used at each of the 559 Company-owned centres in North America to record sales to customers. With respect to the corporate office system, the Company has determined that its current system, implemented in 1991, is not year 2000 compliant. Accordingly, the Company accelerated the planned replacement of this system by purchasing a new corporate office system in the first quarter of fiscal 1999. The implementation process for this new system has begun and the Company expects the implementation to be completed by April 1, 1999. The cost of the new corporate office system software of $189,000 is being capitalized and amortized over the five year estimated useful life of the new software. The cost of new hardware, which will be purchased in the second quarter of fiscal 1999, necessary to install the new corporate office system is estimated to be $200,000 and will be depreciated over the five year estimated useful life of the new hardware. Additional implementation costs, comprised principally of external consultants, are estimated to be $380,000 and will be expensed as incurred in fiscal 1999. With respect to the point-of-sale system, there are two basic components: the software and the hardware. The point-of-sale software continues to be assessed. Estimated costs to modify this software to effect year 2000 compliance totaling approximately $150,000 will be expensed as

12 JENNY CRAIG, INC.

                MANAGEMENT'S

                DISCUSSION AND

                ANALYSIS OF FINANCIAL

                CONDITION AND

continued       RESULTS OF OPERATIONS

incurred in fiscal 1999. The point-of-sale hardware is essentially a personal computer ("PC") network consisting of a file server and three PCs at the Company-owned and franchised centres in North America. The Company is conducting an analysis of the hardware at these centres for year 2000 compliance. This analysis is expected to be completed by November 30, 1998. A preliminary estimate of the cost to both modify certain hardware and replace other hardware is approximately $4,000 per Company-owned centre, or $2,236,000 in aggregate. The Company expects that substantially all of these hardware costs will be incurred prior to the planned completion date of May 31, 1999 and that substantially all of these costs will be capitalized and depreciated over their estimated useful life of five years. With respect to non-IT systems, the Company is assessing its embedded systems contained in the corporate office building and centre locations. This assessment is principally focusing on the Company's telephone system hardware and software. The Company plans to complete the assessment of non-IT systems by December 31, 1998. The final area of significance pertaining to the Company's year 2000 planning relates to third parties with whom the Company transacts business. This includes the Company's food suppliers, banks, advertising agencies, telecommunications suppliers, and utility providers. The Company is sending written questionnaires to significant suppliers and vendors in an effort to assess their year 2000 readiness and the effect these third parties could have on the Company. The Company plans to maintain communication with significant suppliers and vendors with respect to this issue.

        As detailed above, the Company estimates that approximately $3,155,000 will be disbursed during fiscal 1999 in connection with year 2000 compliance. The Company expects that its cash flow from operations, together with cash, cash equivalents and short-term investments currently on hand, will be sufficient to fund these disbursements. Disbursements made in fiscal 1998, substantially all of which was paid to external consultants, related to year 2000 compliance totaled approximately $75,000 and were expensed as incurred. Although the Company believes that its planning, as detailed above, will enable the Company to be adequately prepared for the year 2000, a contingency plan is also being developed. With respect to the point-of-sale system, the Company has a manual back-up system which is currently used during computer downtimes and was the Company's primary point-of-sale system from the Company's inception in 1983 through 1990. The Company believes that this manual point-of-sale system could be utilized in the event of a delay in the implementation of the plan to have the point-of-sale system year 2000 compliant during 1999. With respect to the corporate office system, the Company believes that a third party provider of data processing services could provide the basic services necessary for the Company to maintain adequate books and records, similar to the methodology utilized by the Company prior to 1991. The Company expects to have the specific third party provider to be utilized as a contingency plan identified by March 31, 1999.

        The statements set forth above relating to the Company's analysis and plans with respect to the year 2000 issue in many cases constitute forward-looking statements which are necessarily speculative. Actual results may differ materially from those described above. The factors which could cause actual results to differ materially include, without limitation, the following: the Company's assessment of the impact of year 2000 is not complete and further analysis and study, as well as the testing

                                                            JENNY CRAIG, INC. 13

                MANAGEMENT'S

                DISCUSSION AND

                ANALYSIS OF FINANCIAL

                CONDITION AND

continued       RESULTS OF OPERATIONS

and implementation of planned solutions, could disclose additional remedial work, with the resultant additional time and expense, necessary to permit the Company's IT and non-IT systems to be year 2000 compliant; third party consultants and software and hardware suppliers could fail to meet timetables and projected cost estimates; third party suppliers of products and services to the Company could make mistakes in their advice to the Company with respect to their year 2000 readiness, and their failure to be year 2000 compliant could have a material adverse effect on the Company; the Company's estimates of the periods of time and costs necessary to complete certain analysis and implementation could be impacted by future events and conditions such as a shortage of personnel, including Company employees and outside consultants, to perform the necessary analysis and remediation work.

        The Company and the Federal Trade Commission have entered into a Consent Order settling all contested issues raised in a complaint filed in September 1993 against the Company alleging that the Company violated the Federal Trade Commission Act by the use and content of certain advertisements for the Company's weight loss program featuring testimonials, claims for the program's success and safety, and statements as to the program's costs to participants. The Consent Order does not admit any issue of fact or law or any violation by the Company of any law or regulation, and does not involve payment by the Company of any civil money penalty, damages, or other financial relief. The Consent Order requires certain procedures and disclosures in connection with the Company's advertisements of its products and services. The full Commission accepted the Consent Order, and it has been made effective as of May 4, 1998. The Company does not believe that compliance with the Consent Order will have a material adverse effect on the Company's consolidated financial position or results of operations or its current advertising and marketing practices.

        The Company along with other weight loss programs and certain pharmaceutical companies has been named as a defendant in an action filed in the Circuit Court for the Eleventh Judicial Circuit in Pickens County, Alabama (the "Alabama Litigation"). The action was commenced in August 1997 by three plaintiffs who are seeking to maintain the action as a class action on behalf of all persons in the United States and United States Territories who have suffered or may in the future suffer injury due to the administration of phentermine, fenfluramine (commonly known as "phen-fen" when taken together), and/or dexfenfluramine (trade name Redux(TM)), which were manufactured or sold by the defendants. The complaint includes claims against the Company and other defendants, acting separately and in concert, for alleged unlawful and tortious acts, including sale of allegedly dangerous and defective products, negligent marketing and distribution, failure to warn of the risks associated with the weight loss medications, breach of warranty, fraud, and negligent misrepresentation. The complaint seeks compensatory and punitive damages in unspecified amounts and equitable relief including the establishment of a medical fund to cover future medical expenses resulting from the use of the weight loss medications, and a requirement that the defendants adequately warn the public of the risks associated with use of the weight loss medications.

        The Company along with certain pharmaceutical companies has also been named as a defendant in an action filed in the Court of Common Pleas, Philadelphia County, Pennsylvania (the "Pennsylvania Litigation"). The action was com-

14 JENNY CRAIG, INC.

                MANAGEMENT'S

                DISCUSSION AND

                ANALYSIS OF FINANCIAL

                CONDITION AND

continued       RESULTS OF OPERATIONS

menced in November 1997 by a plaintiff, a participant in the Company's program, who is seeking to maintain the action as a class action on behalf of all persons in the Commonwealth of Pennsylvania who have purchased and used fenfluramine, dexfenfluramine, and phentermine, alone or in combination. The complaint includes claims against the Company and the other defendants for alleged false and misleading statements concerning the safety and appropriateness of using fenfluramine, dexfenfluramine, and phentermine, and the benefits, uses, and ingredients of these drugs, negligence in the distribution, sale, and prescribing of these medications, and breach of the warranty of merchantability. The complaint seeks compensatory and punitive damages in unspecified amounts and a Court-supervised program funded by the defendants through which class members would undergo periodic medical examination and testing.

        The Company has tendered the Alabama Litigation and the Pennsylvania Litigation matters to its insurance carriers. The Company and the provider of the independent physicians who prescribed the weight loss medications in the Company's centres have each asserted their rights with respect to these litigations under contractual provisions for indemnification in the agreement between them. The claims have not progressed sufficiently for the Company to estimate a range of possible loss, if any. The Company intends to defend the matters vigorously.

YEAR ENDED JUNE 30, 1997 AS COMPARED TO YEAR ENDED JUNE 30, 1996

Revenues from United States Company-owned operations decreased 10% from $309,415,000 in 1996 to $279,090,000 in 1997. There was a 12% increase in the total number of United States Company-owned centres in operation, from 485 at June 30, 1996 to 542 at June 30, 1997. The increase in United States Company-owned centres reflects the Company's acquisition of 51 centres from three franchisees and the net opening of six centres in 1997. Average revenue per United States Company-owned centre decreased 16% from $642,000 in 1996 to $538,000 in 1997. Service revenues from United States Company-owned operations decreased 1% from $21,769,000 in 1996 to $21,448,000 in 1997. This decrease in service revenues was primarily due to an 11% decrease (18% on an average per centre basis) in the number of new participants enrolled in the program between the periods offset, in part, by $804,000 of additional service revenues recognized in 1997 as a result of the Company's change in method of accounting for service fees described below. The decline in new enrollments also resulted in a decline in the number of active participants in the program and led to a 10% decline in product sales, which consists primarily of food products, from United States Company-owned operations from $287,646,000 in 1996 to $257,642,000 in 1997. Revenues from foreign Company-owned operations increased 21% from $41,590,000 in 1996 to $50,308,000 in 1997, and average revenue per foreign Company-owned centre increased 19% from $407,000 in 1996 to $483,000 in 1997 principally due to an increase in the number of new enrollments in the program at the Company's 81 centres in Australia. There was a 2% average increase in the Australian and Canadian currencies in relation to the U.S. dollar between the years. The number of foreign Company-owned centres in operation increased 3% from 103 at June 30, 1996 to 106 at June 30, 1997.

                                                            JENNY CRAIG, INC. 15

                MANAGEMENT'S

                DISCUSSION AND

                ANALYSIS OF FINANCIAL

                CONDITION AND

continued       RESULTS OF OPERATIONS

Costs and expenses of United States Company-owned operations decreased 2% from $264,693,000 in 1996 to $258,458,000 in 1997. Costs and expenses of United
States Company-owned operations were reduced by a $2,200,000 net credit in 1996 and a $3,267,000 net credit in 1997 that resulted from the Company's successful litigation recoveries from certain of its insurance carriers. The decrease in costs and expenses in 1997 reflects the decreased variable costs, principally product costs, related to the lower level of operations offset, in part, by the additional costs, principally comprised of independently-contracted physicians and related medical professionals totaling $8,150,000 associated with offering the program adjunct utilizing weight loss medications, increased compensation expense associated with the introduction of this program, and increased fixed costs associated with operating the 57 additional Company-owned centres in 1997 compared to 1996. Costs and expenses of United States Company-owned operations as a percentage of United States Company-owned revenues increased from 86% to 93% between the years principally due to the higher proportion of fixed costs when compared to the reduced level of revenues, the increased expenses of the program component utilizing weight loss medications, and increased compensation expense related to staffing levels associated with the introduction of this program. After including the allocable portion of general and administrative expenses, United States Company-owned operations had operating income of $732,000 in 1997 compared to operating income of $25,226,000 in 1996. Costs and expenses of foreign Company-owned operations increased 8% from $39,357,000 in 1996 to $42,422,000 in 1997, principally because of the increased variable costs related to the higher level of operations. After including the allocable portion of general and administrative expenses, foreign Company-owned operations had operating income of $5,249,000, or 44% of total operating income, principally as a result of the Australian centres, for fiscal 1997 as compared to operating income of $58,000, or less than 1% of total operating income, for fiscal 1996.

        The Company's gross margin on product sales from Company-owned operations decreased from 11% in 1996 to 7% in 1997, and its gross margin on service revenues decreased from 39% in 1996 to 31% in 1997. Costs and expenses of Company-owned operations, other than direct product costs, are allocated between product and service based upon the respective percentage of total revenue from Company-owned operations derived from product sales and service revenue. The decline in gross margins in 1997 compared to 1996 results principally from the increased expenses associated with the program adjunct utilizing weight loss medications and the higher proportion of fixed costs, which include the fixed costs associated with operating the 57 additional Company-owned centres in 1997 compared to 1996, when compared to the reduced level of revenues.

        Revenues from franchise operations decreased 29% from $50,013,000 in 1996 to $35,736,000 in 1997. This decline was principally due to a 24% decrease in the number of franchise centres in operation, from 195 at June 30, 1996 to 149 at June 30, 1997, and a decrease in the number of new participants

16 JENNY CRAIG, INC.

                MANAGEMENT'S

                DISCUSSION AND

                ANALYSIS OF FINANCIAL

                CONDITION AND

continued       RESULTS OF OPERATIONS

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

        The elements discussed above combined to result in a decrease in operating income from $35,521,000 in 1996 to $11,840,000 in 1997 and a decrease in income before the cumulative effect of accounting change from $22,912,000, or $.93 per diluted share, in 1996 to $8,332,000, or $.40 per diluted share, in 1997.

        In June 1997, the Company changed its method of accounting for service fees received from customers, retroactively effective as of July 1, 1996. Previously, the Company recognized $60 as revenue at the time of each new sale and the remaining service revenue was deferred and recognized as revenue using an accelerated method based upon expected customer attendance at the centres. Under the new method, all service fees collected are deferred and recognized as revenue on a straight-line basis over the 14-month period of expected customer attendance at the centres. The Company believes the new method is preferable as it provides a better matching of revenues and expenses because the costs incurred in performing the weight loss consulting services are generally incurred on a level basis. The cumulative effect of this accounting change for periods prior to July 1, 1996 of $7,509,000, or $.36 per diluted share, is shown as a cumulative adjustment on the consolidated statement of income. The effect of this change for the year ended June 30, 1997 was to increase income before cumulative effect of accounting change by $525,000, or $.02 per diluted share. The pro forma effect of retroactive application of this new method of accounting would not have materially affected the results of operations for the years ended June 30, 1996 and 1995. The increase in deferred service revenue from $4,506,000 at June 30, 1996 to $14,558,000 at June 30, 1997 results principally from this change in accounting method.

                                                            JENNY CRAIG, INC. 17

                MANAGEMENT'S

                DISCUSSION AND

                ANALYSIS OF FINANCIAL

                CONDITION AND

continued       RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 1998, the Company had cash, cash equivalents, and short-term investments of $43,360,000 compared to $38,944,000 at June 30, 1997. Sources of cash, cash equivalents, and short-term investments during the year ended June 30, 1998 included $8,941,000 provided by operations, which includes the net receipt of $3,267,000 resulting from the Company's litigation recovery from an insurance carrier. Uses of cash, cash equivalents, and short-term investments during the year ended June 30, 1998 included $4,678,000 for the purchase of property and equipment. The Company believes that its cash, cash equivalents, and short-term investments and its cash flow from operations are adequate for its needs in the foreseeable future.

EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130") and No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in the financial statements. SFAS 131 establishes standards for the manner in which public business enterprises report information about operating segments and also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS 130 and SFAS 131 are effective for years beginning after December 15, 1997. The Company does not expect that the adoption of SFAS 130 and SFAS 131 will have a material impact on the Company's financial position or results of operations.

18 JENNY CRAIG, INC.

                       CONSOLIDATED

       June 30,        BALANCE
  1997 and 1998
($ in thousands)       SHEETS


                                                                           1997                1998
                                                                  -------------             -------
ASSETS
Cash and cash equivalents                                         $      37,438              42,124
Short-term investments                                                    1,506               1,236
Accounts receivable, net                                                  2,967               2,617
Inventories                                                              15,285              14,469
Prepaid expenses and other assets                                        16,497              12,548
                                                                  -------------             -------
    Total current assets                                                 73,693              72,994
Cost of reacquired area franchise rights, net                             9,550               8,419
Property and equipment, net                                              27,554              24,832
Other assets                                                              1,500                  --
                                                                  -------------             -------
                                                                  $     112,297             106,245
                                                                  =============             =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable                                                         14,938              15,256
Accrued liabilities                                                      19,117              19,399
Income taxes payable                                                      4,050                  --
Deferred service revenue                                                 14,558              10,278
                                                                  -------------             -------
    Total current liabilities                                            52,663              44,933
Note payable                                                              5,716               5,526
                                                                  -------------             -------
    Total liabilities                                                    58,379              50,459
Stockholders' equity:
Common stock $.000000005 par value, 100,000,000 shares
  authorized; Issued: 1997 - 27,579,060 shares; 1998 -
  27,580,260 shares; Outstanding: 1997 - 20,687,771
  shares; 1998 - 20,688,971 shares                                           --                  --
Additional paid-in capital                                               71,615              71,622
Retained earnings                                                        55,053              57,179
Equity adjustment from foreign currency translation                       2,012               1,747
Treasury stock at cost: 1997 and 1998 - 6,891,289 shares                (74,762)            (74,762)
                                                                  -------------             -------
    Total stockholders' equity                                           53,918              55,786
Commitments and contingencies
                                                                  -------------             -------
                                                                  $     112,297             106,245
                                                                  =============             =======


See accompanying notes to consolidated financial statements.

                                                            JENNY CRAIG, INC. 19

    For the years
   ended June 30,
      1996, 1997,     CONSOLIDATED
         and 1998
 ($ in thousands,     STATEMENTS OF
       except per
   share amounts)     INCOME


                                                                                 1996              1997              1998
                                                                        -------------     -------------      ------------
Revenues:
  Company-owned operations:
    Product sales                                                       $     326,107           304,240           301,802
    Service revenue                                                            24,898            25,158            19,885
                                                                        -------------     -------------      ------------
                                                                              351,005           329,398           321,687
                                                                        -------------     -------------      ------------
  Franchise operations:
    Product sales                                                              42,059            29,677            26,002
    Royalties                                                                   7,719             5,794             4,505
    Initial franchise fees                                                        235               265                55
                                                                        -------------     -------------      ------------
                                                                               50,013            35,736            30,562
                                                                        -------------     -------------      ------------
           Total revenues                                                     401,018           365,134           352,249
                                                                        -------------     -------------      ------------
Costs and expenses:
  Company-owned operations:
    Product                                                                   288,954           283,643           288,450
    Service                                                                    15,096            17,237            13,958
                                                                        -------------     -------------      ------------
                                                                              304,050           300,880           302,408
                                                                        -------------     -------------      ------------
  Franchise operations:
    Product                                                                    30,699            22,067            19,257
    Other                                                                       2,286             1,840             1,967
                                                                        -------------     -------------      ------------
                                                                               32,985            23,907            21,224
                                                                        -------------     -------------      ------------
                                                                               63,983            40,347            28,617
General and administrative expenses                                            28,462            28,507            26,577
                                                                        -------------     -------------      ------------
           Operating income                                                    35,521            11,840             2,040
Other income, net, principally interest                                         2,960             1,585             1,374
                                                                        -------------     -------------      ------------
Income before taxes and cumulative effect of accounting change                 38,481            13,425             3,414
Provision for income taxes                                                     15,569             5,093             1,288
                                                                        -------------     -------------      ------------
           Income before cumulative effect
             of accounting change                                              22,912             8,332             2,126
Cumulative effect on prior years of change in accounting
  for service revenue, net of $4,498 income tax benefit                            --             7,509                --
                                                                        -------------     -------------      ------------
           Net income                                                   $      22,912               823             2,126
                                                                        =============     =============      ============
Basic per share amounts:
  Income before cumulative effect of accounting change                  $         .95               .40               .10
  Cumulative effect of accounting change                                           --               .36                --
                                                                        -------------     -------------      ------------
           Net income per share, basic                                  $         .95               .04               .10
                                                                        =============     =============      ============
Diluted per share amounts:
  Income before cumulative effect of accounting change                  $         .93               .40               .10
  Cumulative effect of accounting change                                           --               .36                --
                                                                        -------------     -------------      ------------
           Net income per share, diluted                                $         .93               .04               .10
                                                                        =============     =============      ============


See accompanying notes to consolidated financial statements.

20 JENNY CRAIG, INC.

                       CONSOLIDATED

   For the years       STATEMENTS
  ended June 30,
     1996, 1997,       OF STOCKHOLDERS'
        and 1998
($ in thousands)       EQUITY



                                                                                  Equity
                                                                                adjustment
                                                                                    from
                                                 Additional                       foreign
                                     Common        paid-in        Retained        currency           Treasury
                                      stock       capital         earnings       translation           stock              Total
                                     --------     --------       ----------     ------------         ---------          --------
Balance at June 30, 1995                   --     $ 71,148           31,318              415           (28,734)           74,147
Net income                                 --           --           22,912               --                --            22,912
Purchase of 4,396,689 shares
  of common stock, at cost                 --           --               --               --           (44,395)          (44,395)
Exercise of stock options                  --          330               --               --                --               330
Translation adjustment                     --           --               --            1,468                --             1,468
                                    ---------     --------       ----------     ------------        ----------          --------
Balance at June 30, 1996                   --       71,478           54,230            1,883           (73,129)           54,462
Net income                                 --           --              823               --                --               823
Purchase of 190,200 shares
  of common stock, at cost                 --           --               --               --            (1,633)           (1,633)
Exercise of stock options                  --          137               --               --                --               137
Translation adjustment                     --           --               --              129                --               129
                                    ---------     --------       ----------     ------------        ----------          --------
Balance at June 30, 1997                   --       71,615           55,053            2,012           (74,762)           53,918
Net income                                 --           --            2,126               --                --             2,126
Exercise of stock options                  --            7               --               --                --                 7
Translation adjustment                     --           --               --             (265)               --              (265)
                                    ---------     --------       ----------     ------------        ----------          --------
Balance at June 30, 1998                   --     $ 71,622           57,179            1,747           (74,762)           55,786
                                    =========     ========       ==========     ============        ==========          ========

See accompanying notes to consolidated financial statements.

                                                            JENNY CRAIG, INC. 21

                         CONSOLIDATED

                         STATEMENTS
       For the years
       ended June 30,    OF CASH
1996, 1997, and 1998
    ($ in thousands)     FLOWS


                                                                              1996               1997               1998
                                                                     -------------      -------------      -------------
Cash flows from operating activities:
  Net income                                                         $      22,912                823              2,126
  Adjustments to reconcile net income to net
   cash provided by operating activities:
     Depreciation and amortization                                           7,405              7,461              7,101
     Decrease in other assets - forgiveness of officer loan                     --                 --              1,500
     Cumulative effect of change in accounting
       for service revenue                                                      --              7,509                 --
     Provision for doubtful accounts                                          (900)                --                 --
     Provision for centre closures                                              --               (400)                --
     Loss on disposal of property and equipment                                167                134              1,035
     (Increase) decrease in:
       Accounts receivable                                                    (639)              (566)                94
       Inventories                                                             275              2,526                866
       Prepaid expenses and other assets                                      (461)            (3,717)             3,949
     Increase (decrease) in:
       Accounts payable                                                      4,122             (5,977)               318
       Accrued liabilities                                                   4,560             (4,717)               282
       Income taxes payable                                                 (1,209)             1,948             (4,050)
       Deferred service revenue                                              1,237             (1,955)            (4,280)
                                                                     -------------      -------------      -------------
         Net cash provided by operating activities                          37,469              3,069              8,941
                                                                     -------------      -------------      -------------
Cash flows from investing activities:
  Purchase of property and equipment                                        (3,662)           (17,125)            (4,678)
  Purchase of short-term investments                                        (9,877)           (16,359)            (9,008)
  Proceeds from maturity of short-term investments                          10,791             21,898              9,278
  Payments for acquisition of franchise centres                                 --             (2,156)              (145)
                                                                     -------------      -------------      -------------
         Net cash used in investing activities                              (2,748)           (13,742)            (4,553)
                                                                     -------------      -------------      -------------
Cash flows from financing activities:
  Purchase of treasury stock                                               (44,395)            (1,633)                --
  Proceeds from note payable                                                    --              6,000                 --
  Principal payments on note payable                                            --                (95)              (190)
  Proceeds from exercise of stock options                                      330                137                  7
                                                                     -------------      -------------      -------------
         Net cash provided by (used in) financing activities               (44,065)             4,409               (183)
                                                                     -------------      -------------      -------------
Effect of exchange rate changes on cash                                      1,060                167                481
                                                                     -------------      -------------      -------------
Net increase (decrease) in cash and cash equivalents                        (8,284)            (6,097)             4,686
Cash and cash equivalents at beginning of year                              51,819             43,535             37,438
                                                                     -------------      -------------      -------------
Cash and cash equivalents at end of year                             $      43,535             37,438             42,124
                                                                     =============      =============      =============
Supplemental disclosure of cash flow information:
  Income taxes paid                                                  $      16,780              2,848              5,400
  Interest paid                                                                 --                238                399
Supplemental disclosure of noncash investing activities--
  acquisition of franchise centres:
   Fair value of assets acquired                                     $          --              5,052                401
   Liabilities assumed                                               $          --             (1,629)                --
   Cancellation of accounts receivable                               $          --             (1,267)              (256)
                                                                     -------------      -------------      -------------
         Cash paid for acquisitions                                  $          --              2,156                145
                                                                     =============      =============      =============

See accompanying notes to consolidated financial statements.

22 JENNY CRAIG, INC.

                   NOTES TO

                   CONSOLIDATED

   June 30,        FINANCIAL
1996, 1997,
   and 1998        STATEMENTS

Jenny Craig, Inc. (the "Company"), through its wholly-owned subsidiaries, operates and franchises centres offering weight management programs to the general public in the United States, Australia, New Zealand, Canada, and Puerto Rico.

NOTE 1.

                             Summary of Significant
                             Accounting Policies

(A) BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

(B) CASH EQUIVALENTS

Cash equivalents consist principally of money market funds and other highly liquid interest-bearing instruments with original maturities of three months or less.

(C) SHORT-TERM INVESTMENTS

Short-term investments consist principally of U.S. Government securities, tax-exempt municipal obligations, and commercial paper. The Company accounts for its short-term investments in accordance with the provisions of Statement of Financial Accounting Standards No.115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). Under SFAS 115, the Company currently classifies its securities as held-to-maturity. Held-to-maturity securities are those investments in which the Company has the ability and intent to hold the security until maturity. Held-to-maturity securities are recorded at amortized cost, which approximates market value. All investments mature within a 12-month period. Dividend and interest income are recognized in the period earned.

(D) INVENTORIES

Inventories, which consist primarily of food products held for sale, are stated at the lower of cost (determined using the first-in, first-out method) or market.

(E) PROPERTY AND EQUIPMENT

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

(F) REACQUIRED AREA FRANCHISE RIGHTS

The cost of reacquired area franchise rights is amortized using the straight-line method over the then remaining term of the acquired franchise territorial rights, which averages 13 years.

(G) IMPAIRMENT OF LONG-LIVED ASSETS

The Company accounts for its long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is

                                                            JENNY CRAIG, INC. 23

                NOTES TO

                CONSOLIDATED

                FINANCIAL

continued       STATEMENTS

measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Reacquired area franchise rights are evaluated for recovery of the carrying amount on an individual area franchise basis. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(H) REVENUE RECOGNITION

In June 1997, the Company changed its method of accounting for service fees received from customers, retroactively effective as of July 1, 1996. Previously, the Company recognized $60 as revenue at the time of each new sale and the remaining service revenue was deferred and recognized as revenue based upon expected customer attendance at the centres. Under the new method, all service fees collected are deferred and recognized as revenue on a straight-line basis over the 14-month period of expected customer attendance at the centres. The Company believes the new method is preferable as it provides a better matching of revenues and expenses because the costs incurred in performing the weight loss consulting services are generally incurred on a level basis. The cumulative effect of this accounting change, net of related income tax benefit, for periods prior to July 1, 1996 of $7,509,000, or $.36 per diluted share, is shown as a cumulative effect adjustment on the consolidated statements of income. The effect of this change for the year ended June 30, 1997 was to increase income before cumulative effect of accounting change by $525,000, or $.02 per diluted share. The pro forma effect of retroactive application of this new method of accounting would not have materially affected the results of operations for the year ended June 30, 1996. Service revenue not recognized in income is recorded as deferred service revenue in the accompanying consolidated balance sheets.

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

        The Company's allowance for doubtful accounts amounted to $1,190,000 and $1,080,000 at June 30, 1997 and 1998, respectively.

(I) ADVERTISING COSTS

Advertising costs are charged to expense as incurred.

(J) TRANSLATION OF FOREIGN

CURRENCY FINANCIAL STATEMENTS

Assets and liabilities of foreign operations where the functional currency is other than the U.S. dollar are translated at fiscal year-end rates of exchange, and the related revenue and expense amounts are translated at the average rates of exchange in effect for the fiscal year. Gains or losses resulting from translating foreign currency financial statements are accumulated in a separate component of stockholders' equity.

(K) FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and accrued liabilities approximate their fair value because of the short-term nature of those instruments. The carrying amount of the note payable approximates fair value because the interest rate is reset each quarter to reflect current market rates and the other terms are comparable to those currently available in the marketplace.

24 JENNY CRAIG, INC.

                NOTES TO

                CONSOLIDATED

                FINANCIAL

continued       STATEMENTS


(L) STOCK-BASED COMPENSATION

The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Accordingly, the Company continues to account for stock-based compensation under APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense for employee stock option grants is recorded on the date of grant only if the current market price of the Company's stock exceeds the exercise price.

(M) EARNINGS PER SHARE

The consolidated financial statements are presented in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). Basic net income per common share is computed using the weighted-average number of shares outstanding during the period. Diluted net income per share incorporates the incremental shares issuable upon the assumed exercise of stock options. All prior period net income per share information is presented in accordance with SFAS 128.

        Net income and weighted average common shares used to compute net income per share, basic and diluted, are presented below (amounts in thousands):


                                         1996             1997             1998
                                -------------    -------------     ------------
Net income                      $      22,912              823            2,126
                                =============    =============      ===========
Common shares, basic                   24,195           20,767           20,688
Dilutive effect
    of stock options                      559              336              265
                                -------------    -------------     ------------
Common shares, diluted                 24,754           21,103           20,953
                                =============    =============      ===========


(N) USE OF ESTIMATES

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

NOTE  2.

                              Prepaid Expenses and
                              Other Assets

Prepaid expenses and other assets at June 30 are summarized as follows ($ in thousands):


                                                  1997             1998
                                         -------------    -------------
Net deferred tax asset                   $       9,279            7,863
Insurance settlement receivable                  4,000               --
Other                                            3,218            4,685
                                         -------------    -------------
                                         $      16,497           12,548
                                         =============    =============


        The insurance settlement was received by the Company in July 1997.


                                                          JENNY CRAIG, INC. 25

                NOTES TO

                CONSOLIDATED

                FINANCIAL

continued       STATEMENTS

                NOTE  3.

                             Property and Equipment

Property and equipment at June 30 is summarized as follows ($ in thousands):


                                                1997               1998
                                       -------------      -------------
Land                                   $       2,000              2,000
Building                                       7,128              7,186
Furniture and equipment                       43,750             41,738
Leasehold improvements                        23,931             23,041
                                       -------------      -------------
                                              76,809             73,965
Less accumulated depreciation
    and amortization                         (49,255)           (49,133)
                                       -------------      -------------
                                       $      27,554             24,832
                                       =============      =============


        In July 1996, the Company purchased a 75,000-square-foot office building located in LaJolla, California which serves as the Company's corporate headquarters.

NOTE  4.

                               Accrued Liabilities

Accrued liabilities at June 30 are summarized as follows ($ in thousands):


                                          1997             1998
                                 -------------    -------------
Accrued salaries, wages
    and benefits                 $       12,283           11,708
Other accruals                            6,834            7,691
                                 --------------   --------------
                                 $       19,117           19,399
                                 ==============   ==============

                NOTE  5.

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

        The following summarizes income taxes ($ in thousands):


                                              1996               1997               1998
                                     -------------      -------------      -------------
Current:
    Federal                          $      11,459              1,132             (1,301)
    State                                    2,494                371                 61
    Foreign                                  1,347              3,993              1,112
                                     -------------      -------------      -------------
        Total current                       15,300              5,496               (128)
                                     -------------      -------------      -------------
Deferred:
    Federal                                    794              1,112                373
    State                                      215               (153)               (86)
    Foreign                                   (740)            (1,362)             1,129
                                     -------------      -------------      -------------
        Total deferred                         269               (403)             1,416
                                     -------------      -------------      -------------
        Total provision for
           income taxes              $      15,569              5,093              1,288
                                     =============      =============      =============


26 JENNY CRAIG, INC.

                NOTES TO

                CONSOLIDATED

                FINANCIAL

continued       STATEMENTS

        Deferred income taxes result from the temporary differences between the tax basis of an asset or a liability and its reported amount in the consolidated balance sheets. The components that comprise deferred tax assets and liabilities at June 30, 1997 and 1998 are as follows ($ in thousands):


                                               1997               1998
                                      -------------      -------------
Deferred tax assets:
    Employee benefits                  $      2,158              1,734
    Allowance for doubtful
        accounts                                463                425
    Depreciation and
        amortization                          3,294              2,752
    Inventories                                 358                186
    Foreign operations                        1,500                371
    Deferred service revenue                  3,853              3,055
    Net operating losses                         --                 84
    Tax credits                                  --                353
    Other accruals                            1,710              1,463
                                      -------------      -------------
        Total gross deferred
            tax assets                       13,336             10,423
Less valuation allowance                       (700)              (700)
                                      -------------      -------------
        Net deferred
            tax assets                       12,636              9,723
Deferred tax liabilities:
    Receivable from
        foreign subsidiary                   (3,357)            (1,727)
    Other                                        --               (133)
                                      -------------      -------------
        Total deferred
            tax liabilities                  (3,357)            (1,860)
                                      -------------      -------------
    Net deferred tax asset            $       9,279              7,863
                                      =============      =============


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

        Income taxes for the years ended June 30, 1996, 1997, and 1998 differed from the amounts expected by applying the U.S. federal income tax rate of 35% to income before taxes as follows ($ in thousands):


                                          1996               1997              1998
                                 -------------      -------------     -------------
Computed
    income taxes                 $      13,468              4,699             1,195
State taxes, net of
    federal benefit                      1,761                237               (17)
Change in the
    valuation allowance
    for deferred
    tax assets                          (1,456)                --                --
Permanent differences                       --                 --                65
Other                                    1,796                157                45
                                 -------------      -------------     -------------
                                 $      15,569              5,093             1,288
                                 =============      =============     =============

                                                            JENNY CRAIG, INC. 27

                NOTES TO

                CONSOLIDATED

                FINANCIAL

continued       STATEMENTS

NOTE  6.

                                  Note Payable

In October 1996, the Company borrowed $6,000,000 from a bank, secured by the Company's corporate office building. The note bears interest at the London Interbank Offered Rate plus one percent (6.75% at June 30, 1998). Quarterly principal payments of $47,390 are due until the maturity date in November 2006, at which time all remaining unpaid principal is due.

        The current portion of the note, amounting to $190,000, is included in accrued liabilities at June 30, 1997 and 1998.

NOTE 7.

                                     Leases

The Company's centre operations are conducted from premises leased under noncancellable operating leases, generally for terms of five years with renewal options for like periods. The Company's rent expense under such noncancellable operating leases amounted to $24,217,000, $25,074,000, and $25,227,000 for the
years ended June 30, 1996, 1997, and 1998, respectively.

        As of June 30, 1998, the scheduled minimum annual rental payments, excluding renewal provisions, are as follows ($ in thousands):


1999                                          $20,142
2000                                           14,065
2001                                            8,692
2002                                            4,181
2003                                            1,393
Thereafter                                        195
                                              -------
                                              $48,668
                                              =======


        Management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. A majority of the leases provide for the payment of taxes, maintenance, insurance, and certain other expenses applicable to the leased premises.

NOTE 8.

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

        The beneficial owners of a majority of the outstanding stock of the Company own the franchise operations in New Zealand. The Company's revenue derived from these operations was $4,143,000, $4,997,000, and $5,440,000 for the years ended June 30, 1996, 1997, and 1998, respectively.

28 JENNY CRAIG, INC.

                NOTES TO

                CONSOLIDATED

                FINANCIAL

continued       STATEMENTS

        A director and officer of the Company is a partner in a law firm which provided certain legal services to the Company. Legal fees incurred with such firm were $2,096,000, $1,067,000, and $616,000 in 1996, 1997, and 1998,
respectively.

        In September 1997, the Company recorded expenses totaling $3,500,000 related to the separation of a former senior executive of the Company. These expenses include $1,500,000 for the forgiveness of a loan made to the former senior executive in 1995 (which is reflected on the accompanying consolidated balance sheets as a decrease in other assets), $1,000,000 for the payment of the former senior executive's salary and benefits in semi-monthly installments through December 31, 1998, and $1,000,000 for the cancellation of stock options, payable in five equal annual installments commencing in fiscal 1998, which were exercisable by the former senior executive.

NOTE  9.

                               Cost of Reacquired
                               Area Franchise Rights

The Company has acquired, from time to time, centres which were previously owned by franchisees. The excess cost over net assets acquired of $13,660,000 at June 30, 1998 is being amortized using the straight-line method over the then remaining term of the acquired franchise territorial rights, which averages 13 years. Amortization expense was $837,000, $1,015,000, and $1,051,000 for the years ended June 30, 1996, 1997, and 1998, respectively. Accumulated amortization was $4,598,000 and $5,241,000 at June 30, 1997 and 1998,
respectively.

NOTE  10.

                                Employee Benefits

In 1996, the Company adopted a 401(k) Retirement Plan which allows all employees with one or more years of service to participate. The Company currently matches 25% of an employee's voluntary contribution up to a maximum of 6% of eligible compensation. The Company recorded expense of $91,000, $191,000, and $264,000 in 1996, 1997, and 1998, respectively, in connection with this plan.

        In 1991, the Company adopted a management deferred bonus plan covering certain members of the Company's management group. The bonus pool, which is determined by the Board of Directors following each fiscal year, cannot exceed one percent of operating income for the fiscal year plus a percentage of the increase, if any, in operating income over the prior fiscal year. Participants receive 25% of their allocated portion of the bonus pool approximately 90 days after the end of each fiscal year. Payment of the remaining 75% is deferred for five years and is subject to vesting at the rate of 20% per year. The unvested portion is forfeited if the participant terminates employment for any reason other than retirement after attainment of age 65 and completion of 10 years of participation in the management plan. Amounts expensed under this plan were $386,000, $100,000, and $20,000 in 1996, 1997, and 1998, respectively.

                                                            JENNY CRAIG, INC. 29

                NOTES TO

                CONSOLIDATED

                FINANCIAL

continued       STATEMENTS

NOTE 11.

                                Stock Option Plan

The Company's Stock Option Plan (the "Option Plan") was adopted in October 1991 and provides for the grant of incentive stock options to key employees and of nonqualified stock options to key employees, consultants, directors, and Medical Advisory Board members. A total of 2,500,000 shares of common stock have been reserved for issuance under the Option Plan, of which 487,540 shares remain available for future grant at June 30, 1998. The exercise price of the options may not be less than fair market value on the date of grant. Additionally, no options may be exercisable more than 10 years after the date of grant and, with certain exceptions, no option may become exercisable prior to the expiration of six months from the date of grant. The options granted to employees generally become exercisable over three to four years.

        The Company applies APB Opinion No.25 in accounting for the Option Plan and, accordingly, no compensation cost has been recognized for stock option grants to employees and directors in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, the Company's net income and net income per share would have been reduced to the pro forma amounts as follows ($ in thousands, except per share amounts):


                                           1996                1997              1998
                                  -------------       -------------     -------------
Net income - as reported          $      22,912                 823             2,126
Net income - pro forma                   22,883                 574             2,003
Per share amounts:
    Basic, as reported                      .95                 .04               .10
    Basic, pro forma                        .95                 .03               .10
    Diluted, as reported                    .93                 .04               .10
    Diluted, pro forma                      .92                 .03               .10


        The per share weighted-average fair value of stock options granted during 1996, 1997, and 1998 was $4.36, $3.70, and $2.37, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected life of four years, expected volatility of 44%, 47%, and 44% in 1996, 1997, and 1998, respectively, no dividends, and risk-free interest rate of 5.0%.

        Pro forma net income reflects only options granted in 1996, 1997, and 1998. Therefore, the full impact of calculating compensation cost for stock options under SFAS 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of four years, and compensation cost for options granted prior to July 1, 1995 is not considered.

        The following summarizes the status of the Option Plan:


                                                                        Weighted-
                                                                        average
                           Number of           Range of                 exercise
                            options         exercise prices              price
-------------------------------------       --------------           -------------
Outstanding at
June 30, 1995               1,677,900       $4.63 to 21.00           $        6.73
    Granted                   187,000        9.13 to 16.25                   11.68
    Cancelled                 (59,380)       5.63 to 21.00                    7.09
    Exercised                 (56,940)        5.63 to 7.32                    5.82
-------------------------------------       --------------           -------------
Outstanding at
June 30, 1996               1,748,580        4.63 to 21.00                    7.28
    Granted                   267,000        6.00 to 15.75                    8.62
    Cancelled                 (78,980)       5.63 to 16.25                   10.14
    Exercised                 (21,720)        5.63 to 7.32                    6.31
-------------------------------------       --------------           -------------
Outstanding at
June 30, 1997               1,914,880        4.63 to 21.00                    7.36
    Granted                 1,648,100         5.82 to 7.50                    5.84
    Cancelled              (1,629,580)       5.63 to 21.00                    7.49
    Exercised                  (1,200)        5.63 to 5.63                    5.63
-------------------------------------       --------------           -------------
Outstanding at
June 30, 1998               1,932,200       $4.63 to 15.32           $        5.96
=====================================       ==============           =============
Exercisable at
June 30, 1998                 227,360       $4.63 to 15.32           $        6.21
=====================================       ==============           =============

30 JENNY CRAIG, INC.

                 NOTES TO

                CONSOLIDATED

                FINANCIAL

continued       STATEMENTS

        During fiscal 1998, the compensation committee of the Board of Directors authorized the grant of 543,600 options at an exercise price of $5.88 per share, the fair market value on the date of grant. These grants were conditioned upon the cancellation of an equal number of previously existing options which had exercise prices ranging from $7.07 to $21.00 per share. The new options vest at the rate of 33% per year, commencing on the grant date of the new options, with the exception of 61,500 options granted to non-employee directors which were exercisable immediately upon grant.

        Information with respect to options outstanding and exercisable by exercise price range at June 30, 1998 is as follows:


                     Options Outstanding
-------------------------------------------------------------------
                                              Weighted-
                                               average    Weighted-
                                             remaining      average
       Range of              Number        contractual     exercise
exercise prices         outstanding     life (in years)       price
-------------------------------------------------------------------
$4.63- 4.63                   5,000              6.1        $  4.63
 5.63- 5.88               1,832,000              9.4           5.84
 5.89- 9.38                  80,200              7.9           7.04
 9.39-15.32                  15,000              7.9          15.32
-------------------------------------------------------------------
$4.63-15.32               1,932,200              9.3        $  5.96
===================================================================


                   Options Exercisable
----------------------------------------------------
                                           Weighted-
                                             average
       Range of              Number         exercise
exercise prices         exercisable            price
----------------------------------------------------
 $4.63- 4.63                  5,000       $     4.63
  5.63- 5.88                186,240             5.82
  5.89- 9.38                 30,120             7.10
 9.39- 15.32                  6,000            15.32
----------------------------------------------------
$4.63- 15.32                227,360       $     6.21
====================================================


        At June 30, 1996 and 1997, the number of options exercisable were 671,810 and 1,071,780, respectively, and the weighted-average exercise prices were $6.99 and $7.11, respectively.

NOTE  12.

                                  Contingencies

Because of the nature of its activities, the Company is, at times, subject to pending and threatened legal actions which arise out of the normal course of business. In the opinion of management, based in part upon advice of legal counsel, the disposition of all such matters will not have a material effect on the consolidated financial statements.

        The Company and the Federal Trade Commission have entered into a Consent Order settling all contested issues raised in a complaint filed in September 1993 against the Company alleging that the Company violated the Federal Trade Commission Act by the use and content of certain advertisements for the Company's weight loss program featuring testimonials, claims for the program's success and safety, and statements as to the program's costs to participants. The Consent Order does not admit any issue of fact or law or any violation by the Company of any law or regulation, and does not involve payment by the Company of any civil money penalty, damages, or other financial relief. The Consent Order requires certain procedures and disclosures in connection with the Company's advertisements of its products

                                                            JENNY CRAIG, INC. 31

                NOTES TO

                CONSOLIDATED

                FINANCIAL

continued       STATEMENTS

and services. The full Commission accepted the Consent Order, and it has been made effective as of May 4, 1998. The Company does not believe that compliance with the Consent Order will have a material adverse effect on the Company's consolidated financial position or results of operations or its current advertising and marketing practices.

        The Company, along with other weight loss programs and certain pharmaceutical companies, has been named as a defendant in an action filed in the Circuit Court for the Eleventh Judicial Circuit in Pickens County, Alabama (the "Alabama Litigation"). The action was commenced in August 1997 by three plaintiffs who are seeking to maintain the action as a class action on behalf of all persons in the United States and United States Territories who have suffered or may in the future suffer injury due to the administration of phentermine, fenfluramine (commonly known as "phen-fen" when taken together), and/or dexfenfluramine (trade name Redux(TM)), which were manufactured or sold by the defendants. The complaint includes claims against the Company and other defendants, acting separately and in concert, for alleged unlawful and tortious acts, including sale of allegedly dangerous and defective products, negligent marketing and distribution, failure to warn of the risks associated with the weight loss medications, breach of warranty, fraud, and negligent misrepresentation. The complaint seeks compensatory and punitive damages in unspecified amounts and equitable relief including the establishment of a medical fund to cover future medical expenses resulting from the use of the weight loss medications, and a requirement that the defendants adequately warn the public of the risks associated with the use of the weight loss medications.

        The Company, along with certain pharmaceutical companies, has also been named as a defendant in an action filed in the Court of Common Pleas, Philadelphia County, Pennsylvania (the "Pennsylvania Litigation"). The action was commenced in November 1997 by a plaintiff, a participant in the Company's program, who is seeking to maintain the action as a class action on behalf of all persons in the Commonwealth of Pennsylvania who have purchased and used fenfluramine, dexfenfluramine, and phentermine, alone or in combination. The complaint includes claims against the Company and other defendants for alleged false and misleading statements concerning the safety and appropriateness of using fenfluramine, dexfenfluramine, and phentermine, and the benefits, uses, and ingredients of these drugs, negligence in the distribution, sale, and prescribing of these medications, and breach of the warranty of merchantability. The complaint seeks compensatory and punitive damages in unspecified amounts and a Court-supervised program funded by the defendants through which class members would undergo periodic medical examination and testing.

32 JENNY CRAIG, INC.

                NOTES TO

                CONSOLIDATED

                FINANCIAL

continued       STATEMENTS

        The Company has tendered the Alabama Litigation and the Pennsylvania Litigation matters to its insurance carriers. The Company and the provider of the independent physicians who prescribed the weight loss medications in the Company's centres have each asserted their rights with respect to these litigations under contractual provisions for indemnification in the agreement between them. The claims have not progressed sufficiently for the Company to estimate a range of possible loss, if any. The Company intends to defend the matters vigorously.

NOTE 13.

                                Business Segments
                                and Geographic Information

The Company operates in one industry segment. Substantially all revenue results from the sale of weight management products and services, whether the centre is operated by the Company or its franchisees. The following presents information about operations in different geographic areas ($ in thousands):


                                           1996               1997               1998
                                  -------------      -------------      -------------
Revenue derived
  from customers:
  Company-owned
    operations:
      Unaffiliated:
        United States             $     309,415            279,090            273,358
        Foreign                          41,590             50,308             48,329
  Franchise operations:
      Unaffiliated:
        United States                    43,119             27,525             22,051
        Foreign                           2,751              3,214              3,071
      Affiliated:
        United States                        --                 --                 --
        Foreign                           4,143              4,997              5,440
Operating income (loss):
  Company-owned
    operations:
      United States                      25,226                732             (8,175)
      Foreign                                58              5,249              5,409
  Franchise operations:
      United States                       8,818              3,677              2,135
      Foreign                             1,419              2,182              2,671
Identifiable assets:
  United States                          93,208            100,689             94,450
  Foreign                                11,193             11,608             11,795

                                                            JENNY CRAIG, INC. 33

INDEPENDENT

AUDITORS'

REPORT

The Shareholders and Board of Directors
Jenny Craig, Inc.:

        We have audited the accompanying consolidated balance sheets of Jenny Craig, Inc. and subsidiaries as of June 30, 1997 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jenny Craig, Inc. and subsidiaries as of June 30, 1997 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1998, in conformity with generally accepted accounting principles.

                                                  /s/ KPMG PEAT MARWICK LLP

San Diego, California
August 17, 1998














34 JENNY CRAIG, INC.

                  SELECTED

                  QUARTERLY

                  FINANCIAL

(Unaudited)       INFORMATION

        The following is a summary of the unaudited quarterly results of operations ($ in thousands, except per share data):


                                          Three-Month Period Ended
--------------------------------------------------------------------------------------------------------------------------
                                        September 30,      December 31,       March 31,          June 30,           Total
Current Year                                1997               1997             1998               1998              year
--------------------------------------------------------------------------------------------------------------------------
Total revenues                           $ 86,704             78,843            93,132            93,570           352,249
Operating income (loss)                    (7,906)               160             3,000             6,786             2,040
Net income (loss)                          (4,617)               283             2,042             4,418             2,126
Basic and diluted
    net income (loss) per share              (.22)               .01               .10               .21               .10


        The quarter ended September 30, 1997 includes a pretax charge of $3,500,000 related to the separation of a former senior executive of the Company.


                                                   Three-Month Period Ended
--------------------------------------------------------------------------------------------------------------------------------
                                             September 30,       December 31,         March 31,        June 30,            Total
Prior Year                                        1996               1996              1997              1997              year
--------------------------------------------------------------------------------------------------------------------------------
Total revenues                                 $ 91,012             83,388            96,536            94,198           365,134
Operating income                                  3,649                751             1,170             6,270            11,840
Income before cumulative
    effect of accounting change                   2,489                879               908             4,056             8,332
Cumulative effect of change in
    accounting for service revenue               (7,509)                --                --                --            (7,509)
Net income (loss)                                (5,020)               879               908             4,056               823
Basic and diluted per share amounts:
    Income before cumulative
       effect of accounting change                 0.12               0.04              0.04              0.20              0.40
    Cumulative effect of change in
       accounting for service revenue             (0.36)                --                --                --             (0.36)
--------------------------------------------------------------------------------------------------------------------------------
           Net income (loss)                   $  (0.24)              0.04              0.04              0.20              0.04
================================================================================================================================


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

        The quarter ended June 30, 1997 includes a pretax credit of $3,267,000 resulting from the Company's litigation recovery from an insurance carrier.

        The net income (loss) per share computed for each quarter and the year are separate calculations.

                                                            JENNY CRAIG, INC. 35

                   COMMON

                   STOCK

                   DATA

At August 28, 1998, there were approximately 2,600 holders of the Company's common stock, which is traded on the New York Stock Exchange (NYSE) under the symbol JC. The following table reflects the range of high and low sales prices as reported by the NYSE for the indicated periods.


                                                         1997                           1998
                                               --------------------------------------------------------
                                                High               Low          High              Low
                                               --------------------------------------------------------
First quarter ended September 30               $17 3/4            9 1/8        8 15/16          6  5/16
Second quarter ended December 31                 9 7/8            8 1/8        8 12/16          6 15/16
Third quarter ended March 31                    10 3/4            6 1/2        7 10/16          5
Fourth quarter ended June 30                     7 7/8            5 1/8        6 15/16          5  7/16


In June 1994, the Company suspended payment of its quarterly dividend, subject to quarterly review by the Board of Directors. The Company currently believes that its stockholders are best served by directing cash resources to the Company's marketing efforts and further improvement of its business.

36 JENNY CRAIG, INC.