Form 10-K, Exhibit 13
period 1999-06-30
CRAIG JENNY INC /DE
filed 1999-09-28
CIK 878865

                                                                      EXHIBIT 13

SELECTED FINANCIAL DATA
Years ended June 30, all amounts in thousands except per share data

                                                          1995            1996        1997(1)          1998        1999(2)
                                                       ---------       ---------     ---------       ---------    ---------
              Revenues                                 $ 378,093       $ 401,018     $ 365,134       $ 352,249    $ 320,952
              Operating income (loss)                     17,363          35,521        11,840           2,040       (2,784)
              Income (loss) before cumulative
                  effect of accounting change             11,772          22,912         8,332           2,126         (672)
              Per share amounts:
                Income (loss) before cumulative
                  effect of accounting change, basic         .46             .95           .40             .10        (0.03)
                Net income (loss), basic                     .46             .95           .04             .10        (0.03)
                Income (loss) before cumulative effect
                 of accounting change, diluted               .46             .93           .40             .10        (0.03)
                Net income (loss), diluted                   .46             .93           .04             .10        (0.03)
              Total assets                               115,376         104,401       112,297         106,245      112,614
              Note payable                                    --              --         5,716           5,526        5,336
              Shares outstanding                          25,196          20,856        20,688          20,689       20,689

        (1) In 1997, the Company changed its method of accounting for service fees received from customers. See Note 1 of Notes to Consolidated Financial Statements for further information regarding this change.

        (2) Operating results for 1999 include a pre-tax charge of $8,203,000 for a litigation judgment. See Note 8 of Notes to Consolidated Financial Statements.


                       JENNY CRAIG, INC. AND SUBSIDIARIES

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

Information provided in this Annual Report may contain, and the Company may from time to time disseminate material and make statements which may contain "forward-looking" information, as that term is defined by the Private Securities Litigation Reform Act of 1995 (the "Act"). These cautionary statements are being made pursuant to the provisions of the Act and with the intention of obtaining the benefit of "safe harbor" provisions of the Act. The reader is cautioned that all forward-looking statements are necessarily speculative. The reader should carefully review the cautionary statements contained in the Company's Annual Report on Form 10-K for the year ended June 30, 1999, which identify important factors that could cause actual results to differ materially from those in the forward-looking statements, as well as the risk factors which may also be identified by the Company from time to time in other filings with the Securities and Exchange Commission, press releases and other communications.

      The following table gives certain key statistics regarding the Company during the past five years:

                                                   YEARS ENDED JUNE 30,
                                            ------------------------------------
                                            1995    1996    1997    1998    1999
                                            ----    ----    ----    ----    ----
CENTRES OPEN AT END OF YEAR:
Company-owned
  United States                              478     485     542     533     524
  Foreign                                    102     103     106     110     110
                                            ----    ----    ----    ----    ----
                                             580     588     648     643     634
Franchise
  United States                              154     159     113     101      86
  Foreign                                     43      36      36      37      37
                                            ----    ----    ----    ----    ----
                                             197     195     149     138     123
                                            ----    ----    ----    ----    ----
    Total                                    777     783     797     781     757
                                            ====    ====    ====    ====    ====

AVERAGE REVENUE PER CENTRE
  IN THOUSANDS:

Company-owned
   United States                            $600     642     538     502     463
   Foreign                                   356     407     483     447     461

Franchise
   United States                             654     659     517     510     487
   Foreign                                   343     328     452     438     450

      The decrease in United States Company-owned centres in 1999 reflects the Company's acquisition of six centres from a franchisee and the closure of 15 centres. The decrease in United States franchise centres reflects the Company's acquisition of the six centres from a franchisee and the net closure of nine franchise centres.

      The decrease in United States Company-owned centres in 1998 reflects the Company's acquisition of eight centres from two franchisees and the net closure of 17 centres.

      The increase in United States Company-owned centres and the decrease in United States franchise centres in 1997 principally reflects the Company's acquisition of 51 centres from three franchisees during 1997.

      See Note 14 of Notes to Consolidated Financial Statements for additional information regarding United States and foreign operations.

                       JENNY CRAIG, INC. AND SUBSIDIARIES

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                    continued

YEAR ENDED JUNE 30, 1999 AS COMPARED TO YEAR ENDED JUNE 30, 1998

The following table presents selected operating results for United States Company-owned operations and foreign Company-owned operations for fiscal 1999 and fiscal 1998 (U.S. $ in thousands):

                                                                          Foreign Company-Owned
                                    U.S. Company-Owned Operations             Operations(1)
                                   --------------------------------    --------------------------
                                      1998       1999      % Change     1998      1999   % Change
                                   ---------   --------    --------    ------    ------  --------
Product sales                      $ 256,538    231,196       -10%     45,264    47,676      5%
Service revenue                       16,820     13,107       -22%      3,065     3,023     -1%
                                   ---------    -------                ------    ------
Total                                273,358    244,303       -11%     48,329    50,699      5%
Costs and expenses                   262,225    231,621       -12%     40,183    40,531      1%
General and administrative            19,308     18,492        -4%      2,737     2,765      1%
Litigation judgment                       --      8,203        --          --        --     --
                                   ---------    -------                ------    ------
Operating income (loss)            $  (8,175)   (14,013)      -71%      5,409     7,403     37%
                                   =========    =======                ======    ======
Average number of centres                544        528        -3%        108       110      2%
                                   =========    =======                ======    ======

----------

(1) Foreign Company-owned operations reflect the Company's 84 centres in Australia and 26 centres in Canada, with the Canadian centres generating revenues of $11,149,000 and $10,333,000 in 1998 and 1999, respectively, and an operating loss of $680,000 and $544,000 in 1998 and 1999, respectively.

      Revenues from United States Company-owned operations decreased 11% in 1999 compared to 1998, reflecting reduced demand for the Company's products and services at United States Company-owned centres, which represented 83% of the worldwide Company-owned centres at June 30, 1999. The overall 11% decrease in revenues from United States Company-owned operations was the result of an 8% decrease in the average revenue per United States Company-owned centre, from $502,000 in 1998 to $463,000 in 1999, and a 3% decrease in the average number of United States Company-owned centres in operation. Product sales, which consists primarily of food products, from United States Company-owned operations decreased 10%, principally due to a 7% decrease in the number of active participants in the program and a decrease in the average dollar amount of products purchased per active client which resulted principally from the January 1999 introduction of a new program option entitled On-the-Go. The On-the-Go program was designed to be a more convenient, portable option for today's busy consumers utilizing a lower-cost menu option of meal supplements for clients compared to the Company's traditional program. The Company expected that the decrease in the average dollar amount per client of food products purchased by clients in the On-the-Go program would be offset by an increase in the number of active clients enrolled in the new program. Although a significant portion of the Company's clients purchased the On-the-Go meal supplements, the Company was unable to increase the number of new program participants to a level to offset the drop in the average dollar amount per client of food products purchased. The Company continues to offer the On-the-Go program, although it is not emphasized in the Company's advertising. The 22% decrease in service revenues

                       JENNY CRAIG, INC. AND SUBSIDIARIES

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                   continued

from United States Company-owned operations was primarily due to a decrease in the number of new participants enrolled in the program between the years.

      Revenues from foreign Company-owned operations increased 5% in 1999 compared to 1998. This increase was the result of a 3% increase in the average revenue per foreign Company-owned centre, from $447,000 in 1998 to $461,000 in 1999, and a 2% increase in the average number of foreign Company-owned centres in operation. There was an 8% weighted average decrease in the Australian and Canadian currencies in relation to the U.S. dollar between the years.

      Costs and expenses of United States Company-owned operations decreased 12% in 1999 compared to 1998, principally due to the reduced variable costs associated with the decreased revenues and a $6,319,000 decrease in advertising expenses. Additionally, costs and expenses of United States Company-owned operations in 1998 included $2,437,000 of costs associated with the terminated medical weight loss program. Costs and expenses of United States Company-owned operations as a percentage of United States Company-owned revenues decreased from 96% to 95% between the years principally due to the reduced advertising expenses and the absence of costs in 1999 associated with the terminated medical weight loss program, offset, in part, by the higher proportion of fixed costs when compared to the reduced level of revenues.

      Costs and expenses of foreign Company-owned operations increased 1% in 1999 compared to 1998 principally due to the increased variable costs associated with the increased revenues.

      Operating income from foreign Company-owned operations, primarily reflecting the Company's Australian operations, was $5,409,000 and $7,403,000 in 1998 and 1999, respectively, compared to an operating loss from United States Company-owned operations of $8,175,000 and $14,013,000 in 1998 and 1999, respectively. The Company believes that the favorable results achieved by its Australian operations in 1998 and 1999 compared to its United States operations are attributable principally to a less competitive marketplace for commercial weight loss programs in Australia. In addition, the Company believes that its advertising more effectively reaches its target audience in Australia as a result of the favorable audience demographics of certain magazines and broadcast media in Australia.

      The Company's gross margin on product sales from Company-owned operations increased from 4% in 1998 to 6% in 1999, and its gross margin on service revenues increased from 30% in 1998 to 31% in 1999. Costs and expenses of Company-owned operations, other than direct product costs, are allocated between product and service based upon the respective percentage of total revenue from Company-owned operations derived from product sales and service revenue. The increase in gross margins in 1999 compared to 1998 resulted principally from the decreased advertising expenses and the absence of costs associated with the terminated medical weight loss program.

      Revenues from franchise operations decreased 15% from $30,562,000 in 1998 to $25,950,000 in 1999. This decline was principally due to a 6% decrease in the average number of franchise centres in operation and a decrease in the number of new participants enrolled in the program at franchise centres, resulting in reduced product sales and royalties. The decrease in the number of franchise centres

                       JENNY CRAIG, INC. AND SUBSIDIARIES

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                   continued

reflects the Company's acquisition of six centres from a franchisee and the net closure of nine franchise centres in 1999.

      Costs and expenses of franchise operations, which consist primarily of product costs, decreased 15% from $21,224,000 in 1998 to $17,944,000 in 1999 principally because of the reduced level of franchise operations. Franchise costs and expenses as a percentage of franchise revenues remained constant at 69% between the years.

      General and administrative expenses decreased 4% from $26,577,000 in 1998 to $25,437,000 in 1999 but increased from 7.5% to 7.9% of total revenues in 1998 and 1999, respectively. The decrease in general and administrative expenses in 1999 was due to the absence of expenses totaling $3,500,000 included in 1998 related to the separation of a former senior executive of the Company. After allowing for these expenses in 1998, general and administrative expenses in 1999 would have increased by $2,360,000 over 1998 principally due to additional compensation and legal expenses.

      In June 1999, a jury of the California Superior Court found that the Company breached the terms of a commercial lease agreement related to its former headquarters location in Del Mar, California. The jury awarded the Company's former landlord $2,261,000 in compensatory contract and tort damages and $5,942,000 in punitive damages, or $8,203,000 in aggregate, which was recorded as a charge in the accompanying consolidated statement of operations and has been accrued in the accompanying consolidated balance sheet. In addition, the former landlord is seeking reimbursement of attorney fees. The Company has made appropriate motions to the trial court to set aside the verdict and will appeal any adverse judgment.

      The elements discussed above combined to result in an operating loss of $2,784,000 in 1999 compared to operating income of $2,040,000 in 1998.

      Other income, net, principally interest, increased 24% from $1,374,000 in 1998 to $1,700,000 in 1999 principally due to an increase in the average balance of cash investments between the periods.

      For 1999 the net loss was $672,000, or $.03 per share, compared to net income of $2,126,000, or $.10 per share, in 1998.

      The Company, along with other weight loss programs and certain pharmaceutical companies, has been named as a defendant in an action filed in the Second Judicial District Court, State of Nevada, Washoe County (the "Nevada Litigation"). The action was commenced in August 1999 by a group of four plaintiffs, who are seeking to maintain the action as a class action on behalf of all persons in the State of Nevada who have purchased and used fenfluramine, dexfenfluramine and phentermine, alone or in combination, and who have not yet been diagnosed as having pulmonary heart disease or hypertension and/or valvular heart disease, but who are allegedly at an increased risk of developing such illnesses. The complaint includes claims against the Company and other defendants for alleged breach of express and implied warranties concerning the safety of using fenfluramine, dexfenfluramine and phentermine, and for alleged negligence in the advertising, warning, marketing and sale of these drugs. The complaint seeks a Court-supervised program funded by the defendants through which class members would undergo periodic medical testing, preventative screening and monitoring, as well as incidental damages not to exceed $75,000 per each class member,

                       JENNY CRAIG, INC. AND SUBSIDIARIES

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                   continued

and costs of litigation including expert and attorneys' fees.

      The Company has tendered the Nevada Litigation to its insurance carriers. The claims have not progressed sufficiently for the Company to estimate a range of possible loss, if any. The Company intends to defend the matter vigorously.

APPROVAL OF XENICAL

In April 1999, the United States Food and Drug Administration ("FDA") approved Xenical, a prescription drug for the treatment of obesity. Unlike other weight loss drugs (including Redux and fenfluramine which were recalled in September
1997) which are appetite suppressors, Xenical blocks an enzyme in the gastrointestinal tract which decreases absorption of dietary fat by approximately 30%. The FDA approved Xenical for use by the seriously obese, defined by a body mass index (a measure of weight in relation to height) of 30 or more, or 27 or greater by individuals who have related medical conditions, such as high blood pressure, diabetes, or high cholesterol. The Company does not currently plan to incorporate Xenical as a program option and cannot estimate the effect that Xenical will have on demand for the Company's products or services; however, prior introductions of weight loss medications have had a material adverse impact on the Company's operating results.

YEAR 2000

The Company is in the process of remediating both its information technology ("IT") and non-IT systems with respect to the "year 2000" millennium change. The Company utilizes two primary IT systems: the corporate office system, which includes the general ledger and related applications, and the point-of-sale system, which is used at each of the 550 Company-owned centres in North America to record sales to customers. With respect to the corporate office system, the Company determined that its then-current system, implemented in 1991, was not year 2000 compliant. Accordingly, the Company accelerated the planned replacement of this system by purchasing a new corporate office system in the first quarter of fiscal 1999. The implementation process for this new system is substantially complete, with all critical software functions having been placed in service by June 1, 1999. The cost of the new corporate office system software of $189,000 was capitalized and is being amortized over the five-year estimated useful life of the new software. The cost of new hardware, which was purchased in January 1999 for the corporate office system, was $201,000 and is being depreciated over the five-year estimated useful life of the new hardware. Application development and installation costs, principally fees paid to external consultants, are estimated to be $920,000, of which $719,000 has been paid as of June 30, 1999, and are being capitalized as incurred.

      With respect to the point-of-sale system, there are two basic components: the software and the hardware. The point-of-sale software has been assessed, and estimated costs to modify this software to effect year 2000 compliance totaling approximately $400,000, of which $222,000 has been paid as of June 30, 1999, are being expensed as incurred. The point-of-sale hardware is essentially a personal computer ("PC") configuration of two to four PCs at each Company-owned and franchise centre in North America. The Company completed an analysis of the hardware at these centres and concluded, based upon a study performed by an independent consultant engaged by the Company, that

                       JENNY CRAIG, INC. AND SUBSIDIARIES

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                   continued

substantially all of this hardware required replacement. The estimated cost to replace and install this hardware is approximately $9,000 per Company-owned centre, or $4,950,000 in aggregate, which will be leased over a 48-month period. As of June 30, 1999, the Company had successfully installed the new hardware at approximately 14 centres on a test basis. The installation of the new hardware to the remaining centres began in late July 1999 and will continue through the planned completion date of November 30, 1999. Substantially all of these costs will be capitalized and depreciated over their estimated useful life of four years.

      The Company believes, based upon inquiries of its franchisees, that a majority of the franchisees will acquire the point-of-sale hardware being installed at the Company's centres, and the remainder will acquire their own year 2000 compliant hardware or operate manually.

      With respect to non-IT systems, the Company has assessed its embedded systems contained in the corporate office building and Company-owned centre locations. This assessment focused principally on the Company's telephone system hardware and software. The Company believes that all significant non-IT systems are year 2000 compliant.

      The final area of significance pertaining to the Company's year 2000 planning relates to third parties with whom the Company transacts business. This includes the Company's food suppliers, banks, advertising agencies, telecommunications suppliers, and utility providers. The Company has sent written questionnaires to significant suppliers and vendors in an effort to assess their year 2000 readiness and the effect these third parties could have on the Company. The Company plans to maintain communication with significant suppliers and vendors with respect to this issue.

      The Company engaged two consulting firms during 1999 to assist in the assessment and administration of the year 2000 project. Fees paid to these firms totaled $226,000 and were expensed as incurred.

      The Company does not separately track the internal costs, principally comprised of compensation costs for the Information Systems department, incurred with respect to the year 2000 project.

      Although the Company believes that its planning, as detailed above, will enable the Company to be adequately prepared for the year 2000, a contingency plan is also being developed. With respect to the point-of-sale system, the Company has a manual back-up system which was the Company's primary point-of-sale system from the Company's inception in 1983 through 1990. The Company believes that this manual point-of-sale system could be utilized in the event of a delay in the implementation of the plan to have the point-of-sale system year 2000 compliant. With respect to the corporate office system, the Company believes that its newly implemented system is year 2000 compliant.

      The statements set forth above relating to the Company's analysis and plans with respect to the year 2000 issue in many cases constitute forward-looking statements which are necessarily speculative. Actual results may differ materially from those described above. The factors that could cause actual results to differ materially include, without limitation, the following: the Company's assessment of the impact of year 2000 is ongoing and further analysis and study, as well as the testing and implementation of planned solutions, could disclose additional remedial work, with the resultant additional time and expense necessary to permit the

                       JENNY CRAIG, INC. AND SUBSIDIARIES

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                   continued

Company's IT and non-IT systems to be year 2000 compliant; third-party consultants and software and hardware suppliers could fail to meet timetables and projected cost estimates; third-party suppliers of products and services to the Company could make mistakes in their advice to the Company with respect to their year 2000 readiness, and their failure to be year 2000 compliant could have a material adverse effect on the Company; and, the Company's estimates of the periods of time and costs necessary to complete certain analysis and implementation could be impacted by future events and conditions such as a shortage of personnel, including Company employees and outside consultants, to perform the necessary analysis and remediation work.

YEAR ENDED JUNE 30, 1998 AS COMPARED TO YEAR ENDED JUNE 30, 1997

The Company has operated in a difficult and dynamic environment since April 1996 when the United States Food and Drug Administration ("FDA") approved dexfenfluramine, commonly referred to by its trade name Redux(TM), for use as a doctor-prescribed medication for the treatment of obesity. The Company believes that the extensive publicity that accompanied the introduction of Redux heightened the public's interest in weight loss pharmaceuticals, including interest in a combination of two other medications (phentermine and fenfluramine) commonly known as "phen-fen," and resulted in significantly reduced demand for the Company's program. In July 1996, the Company began test marketing an adjunct to its traditional weight loss program which incorporated weight loss pharmaceuticals. This program adjunct utilized independently contracted physicians to examine clients and prescribe Redux only to persons who met the FDA's protocol and phen-fen to persons who met the appropriate medical criteria for this medication. In January 1997, the weight loss medication adjunct was incorporated into virtually all of the Company's centres in the United States. In August 1997, the Company ceased offering a weight loss medication adjunct to its program following reports from the medical community as to possible health risks associated with the use of Redux and phen-fen. In September 1997, Redux and fenfluramine were withdrawn from the United States market at the request of the FDA.

      Revenues from United States Company-owned operations decreased 2% from $279,090,000 in 1997 to $273,358,000 in 1998. There was a 5% increase in the average number of United States Company-owned centres in operation during 1998 compared to 1997. Average revenue per United States Company-owned centre decreased 7% from $538,000 in 1997 to $502,000 in 1998. Service revenues from United States Company-owned operations decreased 22% from $21,448,000 in 1997 to $16,820,000 in 1998. This decrease in service revenues was primarily due to a 16% decrease (19% on an average per centre basis) in the number of new participants enrolled in the program between the years. Product sales, which consists primarily of food products, from United States Company-owned operations decreased less than 1% from $257,642,000 in 1997 to $256,538,000 in 1998. This decrease was principally due to a 6% decrease in the number of active participants in the program offset, in part, by an increase in the average food amount purchased per active participant. Revenues from foreign Company-owned operations decreased 4% from $50,308,000 in 1997 to $48,329,000 in 1998, and average revenue

                       JENNY CRAIG, INC. AND SUBSIDIARIES

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                   continued

per foreign Company-owned centre decreased 7% from $483,000 in 1997 to $447,000 in 1998 principally due to a 12% weighted average decrease in the Australian and Canadian currencies in relation to the U.S. dollar between the years. The number of foreign Company-owned centres in operation increased 4% from 106 at June 30, 1997 to 110 at June 30, 1998.

      Costs and expenses of United States Company-owned operations increased 1% from $258,458,000 in 1997 to $262,225,000 in 1998. Costs and expenses of United States Company-owned operations in 1997 were reduced by a $3,267,000 net credit that resulted from the Company's successful litigation recovery from one of its insurance carriers. Additionally, costs and expenses of United States Company-owned operations in 1997 included $8,150,000 of costs associated with the weight loss medication program which was terminated in August 1997 compared to $2,437,000 of such costs in 1998. The increase in costs and expenses in 1998 is principally due to $5,265,000 of additional advertising expenses, of which approximately $3,047,000 was associated with the launch of the Company's ABC weight management program in the quarter ended September 30, 1997. Costs and expenses of United States Company-owned operations as a percentage of United States Company-owned revenues increased from 93% to 96% between the years principally due to the aforementioned additional advertising expenses. After including the allocable portion of general and administrative expenses, United States Company-owned operations had an operating loss of $8,175,000 in 1998 compared to operating income of $732,000 in 1997. Costs and expenses of foreign Company-owned operations decreased 5% from $42,422,000 in 1997 to $40,183,000 in 1998 principally due to the aforementioned 12% weighted average decrease in the Australian and Canadian currencies in relation to the U.S. dollar between the years. After including the allocable portion of general and administrative expenses, foreign Company-owned operations, principally as a result of the Australian centres, had operating income of $5,409,000 for fiscal 1998 as compared to operating income of $5,249,000 for fiscal 1997.

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

      Revenues from franchise operations decreased 14% from $35,736,000 in 1997 to $30,562,000 in 1998. This decline was principally due to a 7% decrease in the number of franchise centres in operation, from 149 at June 30, 1997 to 138 at June 30, 1998, and a decrease in the number of new participants enrolled in the program at franchise centres, resulting in reduced product sales and royalties. The decrease in the number of franchise centres reflects the Company's acquisition of eight centres from franchisees and the net closure of three franchise centres in 1998.

      Costs and expenses of franchise operations, which consist primarily of product costs, decreased 11% from $23,907,000 in 1997 to $21,224,000 in 1998 principally because of the reduced level of

                       JENNY CRAIG, INC. AND SUBSIDIARIES

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                   continued

franchise operations. Franchise costs and expenses as a percentage of franchise revenues increased from 67% in 1997 to 69% in 1998, principally due to the reduced royalty revenue, which has a higher margin than product sales.

      General and administrative expenses decreased 7% from $28,507,000 in 1997 to $26,577,000 in 1998 and decreased from 7.8% to 7.5% of total revenues in 1997 and 1998, respectively. The decrease in general and administrative expenses in 1998 was principally due to a decrease in compensation, consulting, and professional fees, offset, in part, by expenses totaling $3,500,000 related to the separation of a former senior executive of the Company. These expenses include $1,500,000 for the forgiveness of a loan made to the former senior executive in 1995, $1,000,000 for the payment, in semi-monthly installments, of the former senior executive's salary and benefits through December 31, 1998, and $1,000,000 for the cancellation of stock options, payable in five equal annual installments commencing in fiscal 1998, which were exercisable by the former senior executive.

      The elements discussed above combined to result in a decrease in operating income from $11,840,000 in 1997 to $2,040,000 in 1998 and a decrease in income before the cumulative effect of accounting change from $8,332,000, or $.40 per diluted share, in 1997 to $2,126,000, or $.10 per diluted share, in 1998.

      The Company and the Federal Trade Commission entered into a Consent Order dated May 4, 1998 settling all contested issues raised in a complaint filed in September 1993 against the Company alleging that the Company violated the Federal Trade Commission Act by the use and content of certain advertisements for the Company's weight loss program featuring testimonials, claims for the program's success and safety, and statements as to the program's costs to participants. The Consent Order does not admit any issue of fact or law or any violation by the Company of any law or regulation, and does not involve payment by the Company of any civil money penalty, damages, or other financial relief. The Consent Order requires certain procedures and disclosures in connection with the Company's advertisements of its products and services. The Company does not believe that compliance with the Consent Order will have a material adverse effect on the Company's consolidated financial position or results of operations or its current advertising and marketing practices.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 1999, the Company had cash, cash equivalents, and short-term investments of $42,014,000 compared to $43,360,000 at June 30, 1998. The Company believes that its cash, cash equivalents, and short-term investments and its cash flow from operations are adequate for its needs in the foreseeable future.

EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS 133 requires the recognition of all derivative instruments as either assets or liabilities in the balance sheet and measurement of those derivative instruments at fair value. SFAS 133, as amended, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company

                       JENNY CRAIG, INC. AND SUBSIDIARIES

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                   continued

does not currently hold derivative instruments or engage in hedging activities. The adoption of SFAS 133 is not expected to have a material impact on the Company's financial position or results of operations.

      In March 1998, the Accounting Standards Executive Committee of the American Institute of Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." In April 1998, the same committee issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities." These standards are effective for financial statements for fiscal years beginning after December 15, 1998. The adoption of these standards is not expected to have a material impact on the Company's financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to a variety of risks, including changes in interest rates affecting the return on its investments and the cost of its debt, and foreign currency fluctuations.

      At June 30, 1999, the Company maintains a portion of its cash and cash equivalents in financial instruments with original maturities of three months or less. The Company also maintains a short-term investment portfolio containing financial instruments with original maturities of greater than three months but less than 12 months. These financial instruments, principally comprised of high-quality commercial paper, are subject to interest rate risk and will decline in value if interest rates increase. Due to the short duration of these financial instruments, an immediate 10% increase in interest rates would not have a material effect on the Company's financial condition or results of operations. The Company has not used derivative financial instruments in its investment portfolio.

      The Company's only long-term debt is a note payable to a bank, secured by the Company's corporate office building, with a total balance of $5,526,000 at June 30, 1999. The note bears interest at the London Interbank Offered Rate plus 1%, with quarterly interest rate adjustments. Due to the relative immateriality of the note payable, an immediate 10% change in interest rates would not have a material effect on the Company's financial condition or results of operations.

      Approximately 18% of the Company's revenues for the year ended June 30, 1999 were generated from foreign operations, located principally in Australia and Canada. In fiscal 1999, the Company was subjected to an 8% weighted average decrease in the Australian and Canadian currencies in relation to the U.S. dollar compared to fiscal 1998. Currently, the Company does not enter into forward exchange contracts or other financial instruments with respect to foreign currency.

                       JENNY CRAIG, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                             June 30, 1998 and 1999
                                ($ in thousands)

                                                                1998          1999
                                                             ----------     --------
ASSETS
Cash and cash equivalents                                    $   42,124       38,864
Short-term investments                                            1,236        3,150
Accounts receivable, net                                          2,617        1,925
Inventories                                                      14,469       18,036
Deferred tax assets                                               7,863       13,406
Prepaid expenses and other assets                                 4,685        4,795
                                                             ----------     --------
      Total current assets                                       72,994       80,176
Cost of reacquired area franchise rights, net                     8,419        8,078
Property and equipment, net                                      24,832       24,360
                                                             ----------     --------
                                                             $  106,245      112,614
                                                             ==========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable                                             $   15,256       16,393
Accrued liabilities                                              19,399       15,110
Accrual for litigation judgment                                      --        8,203

Deferred service revenue                                         10,278       10,075
                                                             ----------     --------
      Total current liabilities                                  44,933       49,781
Note payable                                                      5,526        5,336
                                                             ----------     --------
      Total liabilities                                          50,459       55,117
Stockholders' equity:
  Common stock $.000000005 par value,
    100,000,000 shares authorized;
    Issued: 1998 and 1999 - 27,580,260 shares;
    Outstanding: 1998 and 1999 - 20,688,971 shares                   --           --
Additional paid-in capital                                       71,622       71,622
Retained earnings                                                57,179       56,507
Accumulated other comprehensive income                            1,747        4,130
Treasury stock, at cost: 1998 and 1999 - 6,891,289 shares       (74,762)     (74,762)
                                                             ----------     --------
      Total stockholders' equity                                 55,786       57,497
                                                             ----------     --------
Commitments and contingencies                                $  106,245      112,614
                                                             ==========     ========

          See accompanying Notes to Consolidated Financial Statements.

                       JENNY CRAIG, INC. AND SUBSIDIARIES

                                  CONSOLIDATED
                            STATEMENTS OF OPERATIONS

                For the years ended June 30, 1997, 1998 and 1999
                   ($ in thousands, except per share amounts)

                                                                  1997        1998        1999
                                                                --------    --------    --------
 Revenues:
  Company-owned operations:
    Product sales                                               $304,240     301,802     278,872
    Service revenue                                               25,158      19,885      16,130
                                                                --------    --------    --------
                                                                 329,398     321,687     295,002
                                                                --------    --------    --------
  Franchise operations:
    Product sales                                                 29,677      26,002      22,248
    Royalties                                                      5,794       4,505       3,697
    Initial franchise fees                                           265          55           5
                                                                --------    --------    --------
                                                                  35,736      30,562      25,950
                                                                --------    --------    --------
        Total revenues                                           365,134     352,249     320,952
                                                                --------    --------    --------
Costs and expenses:
  Company-owned operations:
    Product                                                      283,643     288,450     261,090
    Service                                                       17,237      13,958      11,062
                                                                --------    --------    --------
                                                                 300,880     302,408     272,152
                                                                --------    --------    --------
  Franchise operations:
    Product                                                       22,067      19,257      15,761
    Other                                                          1,840       1,967       2,183
                                                                --------    --------    --------
                                                                  23,907      21,224      17,944
                                                                --------    --------    --------
                                                                  40,347      28,617      30,856
                                                                --------    --------    --------
General and administrative expenses                               28,507      26,577      25,437
Litigation judgment                                                   --          --       8,203
                                                                --------    --------    --------
      Operating income (loss)                                     11,840       2,040      (2,784)
Other income, net, principally interest                            1,585       1,374       1,700
                                                                --------    --------    --------
      Income (loss) before taxes and cumulative effect of
        accounting change                                         13,425       3,414      (1,084)
Income taxes (benefit)                                             5,093       1,288        (412)
                                                                --------    --------    --------
      Income (loss) before cumulative effect of
        accounting change                                          8,332       2,126        (672)
Cumulative effect on prior years of change in accounting for
   service revenue, net of $4,498 income tax benefit               7,509          --          --
                                                                --------    --------    --------
         Net income (loss)                                      $    823       2,126        (672)
                                                                ========    ========    ========
Basic and diluted per share amounts:
  Income (loss) before cumulative effect of
    accounting change                                           $    .40         .10        (.03)
  Cumulative effect of accounting change                             .36          --          --
                                                                --------    --------    --------
        Net income (loss) per share                             $    .04         .10        (.03)
                                                                ========    ========    ========

          See accompanying Notes to Consolidated Financial Statements.

                       JENNY CRAIG, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                For the years ended June 30, 1997, 1998 and 1999
                                ($ in thousands)

                                                                                Accumulated
                                               Additional                         other                             Total
                                   Common       paid-in         Retained       comprehensive      Treasury       stockholders'
                                   stock        capital         earnings          income            stock           equity
                                   ------      ----------       --------       -------------      ---------      -------------
Balance at June 30, 1996              --        $ 71,478          54,230            1,883          (73,129)          54,462
Purchase of 190,200 shares of
  common stock, at cost               --              --              --               --           (1,633)          (1,633)
Exercise of stock options             --             137              --               --               --              137
Comprehensive income:
  Net income                          --              --             823               --               --               --
  Translation adjustment              --              --              --              129               --               --
    Total comprehensive income        --              --              --               --               --              952
                                    ----        --------        --------         --------         --------         --------
Balance at June 30, 1997              --          71,615          55,053            2,012          (74,762)          53,918

Exercise of stock options             --               7              --               --               --                7
Comprehensive income:
  Net income                          --              --           2,126               --               --               --
  Translation adjustment              --              --              --             (265)              --               --
    Total comprehensive income        --              --              --               --               --            1,861
                                    ----        --------        --------         --------         --------         --------
Balance at June 30, 1998              --          71,622          57,179            1,747          (74,762)          55,786
Comprehensive income:
  Net loss                            --              --            (672)              --               --               --
  Translation adjustment              --              --              --            2,383               --               --
    Total comprehensive income        --              --              --               --               --            1,711
                                    ----        --------        --------         --------         --------         --------
Balance at June 30, 1999              --        $ 71,622          56,507            4,130          (74,762)          57,497
                                    ====        ========        ========         ========         ========         ========

          See accompanying Notes to Consolidated Financial Statements.

                       JENNY CRAIG, INC. AND SUBSIDIARIES

                                  CONSOLIDATED
                            STATEMENTS OF CASH FLOWS

                For the years ended June 30, 1997, 1998 and 1999
                                ($ in thousands)

                                                                    1997           1998           1999
                                                                  --------       --------       --------
Cash flows from operating activities:
Net income (loss)                                                 $    823          2,126           (672)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
    Depreciation and amortization                                    7,461          7,101          5,854
    Provision for deferred income taxes (benefit)                     (403)         1,416         (5,543)
    Decrease in other assets - forgiveness of officer loan              --          1,500             --
    Cumulative effect of change in accounting for
      service revenue                                                7,509             --             --
    Provision for doubtful accounts                                     --             --            500
    Provision for centre closures                                     (400)            --             --
    Loss on disposal of property and equipment                         134          1,035            579
    (Increase) decrease in:
      Accounts receivable                                             (566)            94            (88)
      Inventories                                                    2,526            866         (3,531)
      Prepaid expenses and other assets                             (3,314)         2,533            (98)
    Increase (decrease) in:
      Accounts payable                                              (5,977)           318          1,137
      Accrued liabilities                                           (4,717)           282         (4,289)
      Accrual for litigation judgment                                   --             --          8,203
      Income taxes payable                                           1,948         (4,050)            --
      Deferred service revenue                                      (1,955)        (4,280)          (203)
                                                                  --------       --------       --------
         Net cash provided by operating activities                   3,069          8,941          1,849
                                                                  --------       --------       --------
Cash flows from investing activities:
  Purchase of property and equipment                               (17,125)        (4,678)        (5,073)
  Purchase of short-term investments                               (16,359)        (9,008)        (7,883)
  Proceeds from maturity of short-term investments                  21,898          9,278          5,969
  Payments for acquisition of franchise centres                     (2,156)          (145)          (320)
                                                                  --------       --------       --------
         Net cash used in investing activities                     (13,742)        (4,553)        (7,307)
                                                                  --------       --------       --------
Cash flows from financing activities:
  Purchase of treasury stock                                        (1,633)            --             --
  Proceeds from note payable                                         6,000             --             --
  Principal payments on note payable                                   (95)          (190)          (190)
  Proceeds from exercise of stock options                              137              7             --
                                                                  --------       --------       --------
    Net cash provided by (used in) financing activities              4,409           (183)          (190)
                                                                  --------       --------       --------
Effect of exchange rate changes on cash and cash equivalents           167            481          2,388
                                                                  --------       --------       --------
Net increase (decrease) in cash and cash equivalents                (6,097)         4,686         (3,260)
Cash and cash equivalents at beginning of year                      43,535         37,438         42,124
                                                                  --------       --------       --------
Cash and cash equivalents at end of year                          $ 37,438         42,124         38,864
                                                                  ========       ========       ========
Supplemental disclosure of cash flow information:
Income taxes paid                                                 $  2,848          5,400          3,972
Interest paid                                                          238            399            360
Supplemental disclosure of noncash
  investing activities - acquisition of franchise centres:
 Fair value of assets acquired                                       5,052            401            600
Liabilities assumed                                                 (1,629)            --             --
Cancellation of accounts receivable                                 (1,267)          (256)          (280)
                                                                  --------       --------       --------
Cash paid for acquisitions                                        $  2,156            145            320
                                                                  ========       ========       ========

          See accompanying Notes to Consolidated Financial Statements.

                       JENNY CRAIG, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Jenny Craig, Inc. (the "Company"), through its wholly owned subsidiaries, operates and franchises centres offering weight management programs to the general public in the United States, Australia, New Zealand, Canada and Puerto Rico.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

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

(g) IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Reacquired area franchise rights are evaluated for recoverability on an individual area franchise basis. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(h) REVENUE RECOGNITION

In June 1997, the Company changed its method of accounting for service fees received from customers, retroactively effective as of July 1, 1996. Previously, the Company recognized $60 as revenue at the time of each new sale and the remaining service revenue was deferred and recognized as revenue

                       JENNY CRAIG, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   continued

based upon expected customer attendance at the centres. Under the new method, all service fees collected are deferred and recognized as revenue on a straight-line basis over the 14-month period of expected customer attendance at the centres. The Company believes the new method is preferable as it provides a better matching of revenues and expenses because the costs incurred in performing the weight loss consulting services are generally incurred on a level basis. The cumulative effect of this accounting change, net of related income tax benefit, for periods prior to July 1, 1996 of $7,509,000, or $.36 per diluted share, is shown as a cumulative effect adjustment on the consolidated statements of operations. The effect of this change for the year ended June 30, 1997 was to increase income before cumulative effect of accounting change by $525,000, or $.02 per diluted share. Service revenue not recognized in income is recorded as deferred service revenue in the accompanying consolidated balance sheets.

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

      The Company's allowance for doubtful accounts amounted to $1,080,000 and $1,580,000 at June 30, 1998 and 1999, respectively.

(i) ADVERTISING COSTS

Advertising costs are charged to expense as incurred.

(j) TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

Assets and liabilities of foreign operations where the functional currency is other than the U.S. dollar are translated at fiscal year-end rates of exchange, and the related revenue and expense amounts are translated at the average rates of exchange in effect for the fiscal year. Gains or losses resulting from translating foreign currency financial statements are recorded in accumulated other comprehensive income.

(k) FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and accrued liabilities approximate their fair value because of the short-term nature of those instruments. The carrying amount of the note payable approximates fair value because the interest rate is reset each quarter to reflect current market rates, and the other terms are comparable to those currently available in the marketplace.

(l) STOCK-BASED COMPENSATION

The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Accordingly, the Company continues to account for stock-based compensation under APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. As such, compensation expense for employee stock option grants is recorded on the date of grant only if the current market price of the Company's stock exceeds the exercise price.

(m) EARNINGS PER SHARE

The consolidated financial statements are presented in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). Basic net income (loss) per common share is computed using the weighted-average number of shares outstanding during the period. Diluted net income per share incorporates the incremental shares issuable upon the assumed exercise of stock

                       JENNY CRAIG, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   continued

options. All prior period net income per share information is presented in accordance with SFAS 128.

      Net income (loss) and weighted average common shares used to compute net income (loss) per share, basic and diluted, are presented below (amounts in thousands):

                                               1997         1998         1999
                                             --------     --------     --------
Net income (loss)                            $    823        2,126         (672)
                                             --------     --------     --------
Common shares, basic                           20,767       20,689       20,689
Dilutive effect of
  stock options                                   336          264           --
                                             --------     --------     --------
Common shares, diluted                         21,103       20,953       20,689
                                             ========     ========     ========

      For the years ended June 30, 1997, 1998 and 1999, stock options totaling 318,000, 55,200 and 2,167,000, respectively, were not included in the computation of diluted net income (loss) per share because to do so would have been antidilutive.

(n) COMPREHENSIVE INCOME

In 1999, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). This statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income (loss) and foreign currency translation adjustments and is presented in the consolidated statements of stockholders' equity. The adoption of SFAS 130 had no impact on the Company's net income (loss) or total stockholders' equity. Prior year financial statements have been reclassified to conform to the SFAS 130 requirements.

(o) USE OF ESTIMATES

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

2. PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets at June 30 are summarized as follows ($ in thousands):

                                                              1998         1999
                                                             ------       ------
Prepaid income taxes                                         $2,610        3,223
Other                                                         2,075        1,572
                                                             ------       ------
                                                             $4,685        4,795
                                                             ======       ======

3. PROPERTY AND EQUIPMENT

Property and equipment at June 30 is summarized as follows ($ in thousands):

                                                        1998             1999
                                                      --------          -------
Land                                                  $  2,000            2,000
Building                                                 7,186            7,203
Furniture and equipment                                 41,738           33,521
Leasehold improvements                                  23,041           23,772
                                                      --------          -------
                                                        73,965           66,496
Less accumulated depreciation
  and amortization                                     (49,133)         (42,136)
                                                      --------          -------
                                                      $ 24,832           24,360
                                                      ========          =======

4. ACCRUED LIABILITIES

Accrued liabilities at June 30 are summarized as follows ($ in thousands):

                                                             1998          1999
                                                           --------       ------
Accrued salaries, wages
  and benefits                                             $ 11,708        8,920
Other accruals                                                7,691        6,190
                                                           --------       ------
                                                           $ 19,399       15,110
                                                           ========       ======

5. INCOME TAXES

The Company and its United States subsidiaries file consolidated federal and combined or separate state income tax returns. Jenny Craig Weight Loss

                       JENNY CRAIG, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   continued

Centres, Pty. Ltd. and Jenny Craig Weight Loss Centres (Canada) Company, both wholly owned foreign corporations, are subject to income tax in foreign jurisdictions.

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

      The components of income (loss) before income taxes (benefit) are as follows ($ in thousands):

                                            1997          1998           1999
                                          --------       ------        --------
United States                             $  5,643       (5,030)        (11,256)
Foreign                                      7,782        8,444          10,172
                                          --------       ------        --------
                                          $ 13,425        3,414          (1,084)
                                          ========       ======        ========

The following summarizes income taxes (benefit) ($ in thousands):

                                                 1997         1998        1999
                                               --------      ------      ------
Current:
  Federal                                      $  1,132      (1,301)      2,250
  State                                             371          61         153
  Foreign                                         3,993       1,112       2,728
                                               --------      ------      ------
    Total current                                 5,496        (128)      5,131
                                               --------      ------      ------
Deferred:
  Federal                                         1,112         373      (2,775)
  State                                            (153)        (86)       (429)
  Foreign                                        (1,362)      1,129      (2,339)
                                               --------      ------      ------
    Total deferred                                 (403)      1,416      (5,543)
                                               --------      ------      ------
    Total income
      taxes (benefit)                          $  5,093       1,288        (412)
                                               ========      ======      ======

Deferred income taxes result from the temporary differences between the tax basis of an asset or a liability and its reported amount in the consolidated balance sheets. The components that comprise deferred tax assets and liabilities at June 30, 1998 and 1999 are as follows ($ in thousands):

                                                           1998          1999
                                                         --------      --------
Deferred tax assets:
  Employee benefits                                      $  1,734         1,411
  Allowance for doubtful accounts                             425           620
  Depreciation and amortization                             2,752         2,522
  Inventories                                                 186           388
  Foreign operations                                          371           990
  Deferred service revenue                                  3,055         2,800
  Net operating losses                                         84            --
  Tax credits                                                 353         2,073
  Accrual for litigation judgment                              --         3,220
  Other accruals                                            1,463         1,941
                                                         --------      --------
    Total gross deferred tax assets                        10,423        15,965
Less valuation allowance                                     (700)         (700)
                                                         --------      --------
  Net deferred tax assets                                   9,723        15,265
Deferred tax liabilities:
  Receivable from foreign subsidiary                       (1,727)       (1,694)
  Other                                                      (133)         (165)
                                                         --------      --------
  Total deferred tax liabilities                           (1,860)       (1,859)
                                                         --------      --------
Net deferred tax assets                                  $  7,863        13,406
                                                         ========      ========

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

                       JENNY CRAIG, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   continued

the reversing periods, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance which has been established to offset a portion of the deferred tax assets based upon the above factors.

     Income taxes for the years ended June 30, 1997, 1998 and 1999 differed from the amounts expected by applying the U.S. federal income tax rate of 35% to income (loss) before taxes as follows ($ in thousands):

                                             1997           1998           1999
                                            ------         ------          ----
Computed income
  taxes (benefit)                           $4,699          1,195          (379)
State taxes, net of
  federal benefit                              237            (17)         (183)
Permanent differences                           --             65            70
Other                                          157             45            80
                                            ------         ------          ----
                                            $5,093          1,288          (412)
                                            ======         ======          ====

6. NOTE PAYABLE

In October 1996, the Company borrowed $6,000,000 from a bank, secured by the Company's corporate office building. The note bears interest at the London Interbank Offered Rate plus 1% (6.0% at June 30, 1999). Quarterly principal payments of $47,390 are due until the maturity date in November 2006, at which time all remaining unpaid principal is due.

     The current portion of the note, amounting to $190,000, is included in accrued liabilities at June 30, 1998 and 1999.

7. LEASES

The Company's centre operations are conducted from premises leased under noncancellable operating leases, generally for terms of five years with renewal options for like periods. The Company's rent expense under such noncancellable operating leases amounted to $25,074,000, $25,227,000 and $24,226,000 for the years ended June 30, 1997, 1998 and 1999, respectively.

     As of June 30, 1999, the scheduled minimum annual rental payments, excluding renewal provisions, are as follows ($ in thousands):

2000                                                                    $22,592
2001                                                                     14,682
2002                                                                      7,647
2003                                                                      3,121
2004                                                                      1,164
Thereafter                                                                  244
                                                                        -------
                                                                        $49,450
                                                                        =======

      Management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. A majority of the leases provide for the payment of taxes, maintenance, insurance, and certain other expenses applicable to the leased premises.

      In late fiscal 1999, the Company entered into a capital lease for computer hardware associated with year 2000 remediation of its point-of-sale system. The lease term is 48 months and commences as the equipment is placed into service, substantially all of which is scheduled for the first half of fiscal 2000. The aggregate lease amount is expected to be approximately $4,950,000.

8. LITIGATION JUDGMENT

In June 1999, a jury of the California Superior Court found that the Company breached the terms of a commercial lease agreement related to its former headquarters location in Del Mar, California. The jury awarded the Company's former landlord $2,261,000 in compensatory contract and tort damages and $5,942,000 in punitive damages, or $8,203,000 in aggregate, which was recorded as a charge in the accompanying consolidated statement of operations and has been accrued in the accompanying consolidated balance sheet. In addition,


                       JENNY CRAIG, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   continued

the former landlord is seeking reimbursement of attorney fees. The Company has made appropriate motions to the trial court to set aside the verdict and will appeal any adverse judgment.

9. RELATED PARTY TRANSACTIONS

The beneficial owners of a majority of the outstanding stock of the Company own the franchise operations in New Zealand. The Company's revenue derived from these operations was $4,997,000, $5,440,000 and $4,174,000 for the years ended June 30, 1997, 1998 and 1999, respectively.

      A director and officer of the Company is a partner in a law firm which provided certain legal services to the Company. Legal fees incurred with such firm were $1,067,000, $616,000 and $568,000 in 1997, 1998 and 1999,
respectively.

      In March 1999, the Company entered into an agreement with Denise Altholz, the daughter of Jenny Craig, under which Ms. Altholz appears in certain of the Company's commercials and performs related public relations services for the Company. The agreement specifies a monthly retainer of $5,000 plus a fee of $5,000 per day while appearing on behalf of the Company. The agreement also provides for travel and expense reimbursement to Ms. Altholz. Payments made to Ms. Altholz in accordance with this agreement totaled $98,000 in 1999.

      In September 1997, the Company recorded expenses totaling $3,500,000 related to the separation of a former senior executive of the Company. These expenses include $1,500,000 for the forgiveness of a loan made to the former senior executive in 1995, $1,000,000 for the payment of the former senior executive's salary and benefits in semi-monthly installments through December 31, 1998, and $1,000,000 for the cancellation of stock options, payable in five equal annual installments commencing in fiscal 1998, which were exercisable by the former senior executive.

10. COST OF REACQUIRED AREA FRANCHISE RIGHTS

The Company has acquired, from time to time, centres which were previously owned by franchisees. The excess cost over net assets acquired is being amortized using the straight-line method over the then remaining term of the acquired franchise territorial rights, which averages 13 years. Amortization expense was $1,015,000, $1,051,000 and $805,000 for the years ended June 30, 1997, 1998 and
1999, respectively. Accumulated amortization was $5,241,000 and $6,190,000 at June 30, 1998 and 1999, respectively.

11. EMPLOYEE BENEFITS

In 1996, the Company adopted a 401(k) Retirement Plan which allows all employees with one or more years of service to participate. The Company currently matches 25% of an employee's voluntary contribution up to a maximum of 6% of eligible compensation. The Company recorded expense of $191,000, $264,000 and $348,000 in 1997, 1998 and 1999, respectively, in connection with this plan.

      In 1991, the Company adopted a management deferred bonus plan covering certain members of the Company's management group. The bonus pool, which is determined by the Board of Directors following each fiscal year, cannot exceed 1% of operating income for the fiscal year plus a percentage of the increase, if any, in operating income over the prior fiscal year. Participants receive 25% of their allocated portion of the bonus pool approximately 90 days after the end of each fiscal year. Payment of the remaining 75% is deferred for five years and is subject to vesting at the rate of 20% per year. The unvested portion is forfeited if the participant terminates employment for any reason other than retirement after attainment of age 65 and completion of 10 years of participation in the management plan. Amounts expensed under this plan were $100,000, $20,000 and $0 in 1997, 1998 and 1999, respectively.

                       JENNY CRAIG, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   continued

12. STOCK OPTION PLAN

The Company's Stock Option Plan (the "Option Plan") was adopted in October 1991 and provides for the grant of incentive stock options to key employees and of nonqualified stock options to key employees, consultants, directors, and Medical Advisory Board members. A total of 2,500,000 shares of common stock have been reserved for issuance under the Option Plan, of which 252,240 shares remain available for future grant at June 30, 1999. The exercise price of the options may not be less than fair market value on the date of grant. Additionally, no options may be exercisable more than 10 years after the date of grant and, with certain exceptions, no option may become exercisable prior to the expiration of six months from the date of grant. The options granted to employees generally become exercisable over three to four years.

      The Company applies APB Opinion No. 25 in accounting for the Option Plan and, accordingly, no compensation cost has been recognized for stock option grants to employees and directors in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, the Company's net income (loss) and net income (loss) per share would have been reduced (increased) to the pro forma amounts as follows ($ in thousands, except per share amounts):

                                                     1997      1998       1999
                                                     ----     ------     ------
Net income (loss) - as reported                      $823      2,126       (672)
Net income (loss) - pro forma                         574      2,003     (1,352)
Per share amounts:
  Basic and diluted, as reported                      .04        .10       (.03)
  Basic and diluted, pro forma                        .03        .10       (.07)

      The per share weighted-average fair value of stock options granted during 1997, 1998 and 1999 was $3.70, $2.37 and $2.64, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected life of four years, expected volatility of 47%, 44% and 49% in 1997, 1998 and 1999, respectively, no dividends, and risk-free interest rate of 5.0%.

      Pro forma net income (loss) reflects only options granted in 1996, 1997, 1998 and 1999. Therefore, the full impact of calculating compensation cost for stock options under SFAS 123 is not reflected in the pro forma net income (loss) amounts presented above because compensation cost is reflected over the options' vesting period of three to five years, and compensation cost for options granted prior to July 1, 1995 is not considered.

      The following summarizes the status of the Option Plan:

                                                                      Weighted-
                                                                      average
                                   Number of          Range of        exercise
                                    options       exercise prices      price
                                  ----------      ---------------     -------
Outstanding at
June 30, 1996                       1,748,580      $4.63 to 21.00      $ 7.28
  Granted                             267,000       6.00 to 15.75        8.62
  Cancelled                           (78,980)      5.63 to 16.25       10.14
  Exercised                           (21,720)      5.63 to 17.32        6.31
                                   ----------      --------------      ------

Outstanding at
June 30, 1997                       1,914,880       4.63 to 21.00        7.36
  Granted                           1,648,100       5.82 to 17.50        5.84
  Cancelled                        (1,629,580)      5.63 to 21.00        7.49
  Exercised                            (1,200)      5.63 to 15.63        5.63
                                   ----------      --------------      ------

Outstanding at
June 30, 1998                       1,932,200       4.63 to 15.32        5.96
  Granted                             547,000       2.88 to 16.79        5.98
  Cancelled                          (311,700)      5.63 to 15.32        6.54
                                   ----------      --------------      ------
Outstanding at
  June 30, 1999                     2,167,500      $2.88 to 16.79      $ 5.88
                                   ----------      --------------      ------
Exercisable at
  June 30, 1999                       564,953      $4.63 to 16.50      $ 5.83
                                   ==========      ==============      ======

                       JENNY CRAIG, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   continued

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

      Information with respect to options out-standing and exercisable by exercise price range at June 30, 1999 is as follows:

                              Options Outstanding

                                                    Weighted-
                                                     Average          Weighted-
                                                    Remaining         average
   Range of                       Number           contractual        exercise
exercise prices                outstanding       life (in years)       price
---------------                ----------        ---------------      --------
 $2.88 - 4.63                      30,000              9.0             $3.17
  5.63 - 5.88                   1,597,000              8.3              5.84
  5.89 - 5.94                     300,500              9.5              5.94
  5.95 - 6.79                     240,000              9.1              6.41
 ------------                   ---------            -----             -----
 $2.88 - 6.79                   2,167,500              8.6             $5.88
 ============                   =========            =====             =====

                              Options Exercisable

                                                                   Weighted
                                                                   average
   Range of                        Number                          exercise
exercise prices                  exercisable                        price
---------------                  -----------                       ---------
 $4.63 - 4.63                        5,000                          $4.63
  5.63 - 5.88                      549,453                           5.83
  5.90 - 5.90                          500                           5.90
  6.50 - 6.50                       10,000                           6.50
 ------------                      -------                          -----
 $4.63 - 6.50                      564,953                          $5.83
 ============                      =======                          =====

      At June 30, 1997 and 1998, the number of options exercisable were 1,071,780 and 227,360, respectively, and the weighted-average exercise prices were $7.11 and $6.21, respectively.

CONTINGENCIES

Because of the nature of its activities, the Company is, at times, subject to pending and threatened legal actions which arise out of the normal course of business. In the opinion of management, based in part upon advice of legal counsel, the disposition of all such matters will not have a material effect on the consolidated financial statements.

      The Company, along with other weight loss programs and certain pharmaceutical companies, has been named as a defendant in an action filed in the Second Judicial District Court, State of Nevada, Washoe County (the "Nevada Litigation"). The action was commenced in August 1999 by a group of four plaintiffs, who are seeking to maintain the action as a class action on behalf of all persons in the State of Nevada who have purchased and used fenfluramine, dexfenfluramine and phentermine, alone or in combination, and who have not yet been diagnosed as having pulmonary heart disease or hypertension and/or valvular heart disease, but who are allegedly at an increased risk of developing such illnesses. The complaint includes claims against the Company and other defendants for alleged breach of express and implied warranties concerning the safety of using fenfluramine, dexfenfluramine and phen-termine, and for alleged negligence in the advertising, warning, marketing and sale of these drugs. The complaint seeks a Court-supervised program funded by the defendants through which class members would undergo periodic medical testing, preventative screening

                       JENNY CRAIG, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   continued

and monitoring, as well as incidental damages not to exceed $75,000 per each class member, and costs of litigation including expert and attorneys' fees.

      The Company has tendered the Nevada Litigation to its insurance carriers. The claims have not progressed sufficiently for the Company to estimate a range of possible loss, if any. The Company intends to defend the matter vigorously.

      The Company and the Federal Trade Commission entered into a Consent Order effective May 4, 1998 settling all contested issues raised in a complaint filed in September 1993 against the Company alleging that the Company violated the Federal Trade Commission Act by the use and content of certain advertisements for the Company's weight loss program featuring testimonials, claims for the program's success and safety, and statements as to the program's costs to participants. The Consent Order does not admit any issue of fact or law or any violation by the Company of any law or regulation, and does not involve payment by the Company of any civil money penalty, damages, or other financial relief. The Consent Order requires certain procedures and disclosures in connection with the Company's advertisements of its products and services. The Company does not believe that compliance with the Consent Order will have a material adverse effect on the Company's consolidated financial position or results of operations or its current advertising and marketing practices.

14. BUSINESS SEGMENTS AND GEOGRAPHIC INFORMATION

      The Company operates in the weight management industry. Substantially all revenue results from the sale of weight management products and services, whether the centre is operated by the Company or its franchisees. The Company's reportable segments consist of Company-owned operations and franchise operations, further segmented by geographic area. The following presents information about the respective reportable segments ($ in thousands):

                                            1997          1998           1999
                                          --------      --------       --------
Revenue derived
  from customers:
  Company-owned operations:
    United States                         $279,090       273,358        244,303
    Foreign                                 50,308        48,329         50,699
  Franchise operations:
    United States                           27,525        22,051         18,237
    Foreign                                  8,211         8,511          7,713
Operating income (loss):
  Company-owned operations:
    United States                              732        (8,175)       (14,013)
    Foreign                                  5,249         5,409          7,403
  Franchise operations:
    United States                            3,677         2,135          1,436
    Foreign                                  2,182         2,671          2,390
Identifiable assets:
    United States                          100,689        94,450         99,965
    Foreign                                 11,608        11,795         12,649

      The operating loss for United States Company-owned operations in 1999 includes a litigation judgment totaling $8,203,000. See Note 8 "Litigation Judgment."

                       JENNY CRAIG, INC. AND SUBSIDIARIES

                          INDEPENDENT AUDITORS' REPORT

The Shareholders and Board of Directors
Jenny Craig, Inc.:

We have audited the accompanying consolidated balance sheets of Jenny Craig, Inc. and subsidiaries as of June 30, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jenny Craig, Inc. and subsidiaries as of June 30, 1998 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1999, in conformity with generally accepted accounting principles.

                                        KPMG LLP

San Diego, California
August 18, 1999


                       JENNY CRAIG, INC. AND SUBSIDIARIES

                               SELECTED QUARTERLY
                             FINANCIAL INFORMATION
                                  (Unaudited)

The following is a summary of the unaudited quarterly results of operations ($ in thousands, except per share data):

                                               Three-Month Period Ended
                                 ----------------------------------------------------
                                 September 30,   December 31,    March 31,   June 30,     Total
Current Year                          1998           1998          1999       1999         year
------------                     -------------   ------------    ---------   --------     -------
Total revenues                       $85,626         74,253       84,559      76,514      320,952
Operating income (loss)                3,567         (1,153)       1,400      (6,598)      (2,784)
Net income (loss)                      2,490           (417)       1,066      (3,811)        (672)
Basic and diluted
  net income (loss) per share            .12           (.02)         .05        (.18)        (.03)


The quarter ended June 30, 1999 includes a pre-tax charge of $8,203,000 for a litigation judgment.

                                                 Three-Month Period Ended
                                   ------------------------------------------------------
                                   September 30,   December 31,    March 31,     June 30,        Total
Prior Year                             1997            1997          1998          1998          year
----------                         ------------    ------------    --------      --------       -------
Total revenues                       $ 86,704         78,843        93,132        93,570        352,249
Operating income (loss)                (7,906)           160         3,000         6,786          2,040
Net income (loss)                      (4,617)           283         2,042         4,418          2,126
Basic and diluted
  net income (loss) per share            (.22)           .01           .10           .21            .10

      The quarter ended September 30, 1997 includes a pre-tax charge of $3,500,000 related to the separation of a former senior executive of the Company.

      The net income (loss) per share computed for each quarter and the year are separate calculations.

                       JENNY CRAIG, INC. AND SUBSIDIARIES

                               COMMON STOCK DATA

At August 27, 1999, there were approximately 2,300 holders of the Company's common stock, which is traded on the New York Stock Exchange ("NYSE") under the symbol JC. The following table reflects the range of high and low sales prices as reported by the NYSE for the indicated periods.

                                                  1998                   1999
                                           -------------------     ----------------
                                             High       Low          High      Low
                                           --------    -------     -------    -----
First quarter ended September 30           $8 15/16    6  5/16     7          4 1/4
Second quarter ended December 31            8  3/4     6 15/16     6 15/16    4 5/8
Third quarter ended March 31                7  5/8     5           6  7/16    2 5/8
Fourth quarter ended June 30                6 15/16    5  7/16     3 15/16    2 3/4

The Company did not pay any cash dividends in 1998 and 1999. The Company currently believes that its stockholders are best served by directing cash resources to the Company's marketing efforts and improvement of its business.

                       JENNY CRAIG, INC. AND SUBSIDIARIES