Form 10-K, Exhibit 13
period 2000-06-30
CRAIG JENNY INC /DE
filed 2000-09-28
CIK 878865

                                                                      EXHIBIT 13


                            SELECTED FINANCIAL DATA

     Years ended June 30, all amounts in thousands except per share data.

                                                1996     1997(1)      1998     1999(2)    2000(3)
                                              --------   --------   --------   --------   --------
Revenues....................................  $401,018   $365,134   $352,249   $320,952   $290,985
Operating income (loss).....................    35,521     11,840      2,040     (2,784)   (12,871)
Income (loss) before cumulative effect of
  accounting change.........................    22,912      8,332      2,126       (672)    (7,092)
Per share amounts:
  Income (loss) before cumulative effect of
     accounting change, basic...............       .95        .40        .10       (.03)      (.34)
  Net income (loss), basic..................       .95        .04        .10       (.03)      (.34)
  Income (loss) before cumulative effect of
     accounting change, diluted.............       .93        .40        .10       (.03)      (.34)
  Net income (loss), diluted................       .93        .04        .10       (.03)      (.34)
Total assets................................   104,401    112,297    106,245    112,614    106,517
Note payable and obligation under capital
  lease.....................................        --      5,716      5,526      5,336      6,879
Shares outstanding..........................    20,856     20,688     20,689     20,689     20,689

---------------
(1) In 1997, the Company changed its method of accounting for service fees received from customers. See Note 1 of Notes to Consolidated Financial Statements for information regarding revenue recognition.

(2) Operating results for 1999 include a pre-tax charge of $8,203,000 for a litigation judgment. See Note 8 of Notes to Consolidated Financial Statements.

(3) Operating results for 2000 include a pre-tax restructuring charge of $6,910,000. See Note 10 of Notes to Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

     Information provided in this Annual Report may contain, and the Company may from time to time disseminate material and make statements which may contain "forward-looking" information, as that term is defined by the Private Securities Litigation Reform Act of 1995 (the "Act"). These cautionary statements are being made pursuant to the provisions of the Act and with the intention of obtaining the benefit of "safe harbor" provisions of the Act. The reader is cautioned that all forward-looking statements are necessarily speculative. The reader should carefully review the cautionary statements contained in the Company's Annual Report on Form 10-K for the year ended June 30, 2000, which identify important factors that could cause actual results to differ materially from those in the forward-looking statements, as well as the risk factors which may also be identified by the Company from time to time in other filings with the Securities and Exchange Commission, press releases and other communications.

     The following table gives certain key statistics regarding the Company during the past five years ended June 30:

                                                   1996    1997    1998    1999    2000
                                                   ----    ----    ----    ----    ----
CENTRES OPEN AT END OF YEAR:
  Company-owned
     United States...............................   485    542     533     524     437
     Foreign.....................................   103    106     110     110     113
                                                   ----    ---     ---     ---     ---
                                                    588    648     643     634     550
                                                   ----    ---     ---     ---     ---
  Franchise
     United States...............................   159    113     101      86      72
     Foreign.....................................    36     36      37      37      38
                                                   ----    ---     ---     ---     ---
                                                    195    149     138     123     110
                                                   ----    ---     ---     ---     ---
          Total..................................   783    797     781     757     660
                                                   ====    ===     ===     ===     ===

AVERAGE REVENUE PER CENTRE IN THOUSANDS:
  Company-owned
     United States...............................  $642    538     502     463     466
     Foreign.....................................   407    483     447     461     445

  Franchise
     United States...............................   659    517     510     487     476
     Foreign.....................................   328    452     438     450     438

     The decrease in United States Company-owned centres in 2000 reflects the Company's closure of 100 centres, principally comprised of the closure of 86 centres in November 1999 in connection with a restructuring plan implemented by the Company. Also during fiscal 2000, the Company acquired 17 centres from five franchisees, and sold four centres to a franchisee in the United States.

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

     YEAR ENDED JUNE 30, 2000 AS COMPARED TO YEAR ENDED JUNE 30, 1999

     The following table presents selected operating results for United States Company-owned operations and foreign Company-owned operations for fiscal 2000 and fiscal 1999 (U.S. $ in thousands):

                                                                       FOREIGN COMPANY OWNED
                                  U.S. COMPANY OWNED OPERATIONS            OPERATIONS(1)
                                 -------------------------------    ----------------------------
                                   1999       2000      % CHANGE     1999      2000     % CHANGE
                                 --------    -------    --------    ------    ------    --------
Product sales..................  $231,196    204,864      (11)%     47,676    45,982       (4)%
Service revenue................    13,107     13,213        1%       3,023     3,721       23%
                                 --------    -------                ------    ------
Total..........................   244,303    218,077      (11)%     50,699    49,703       (2)%
Costs and expenses.............   231,621    214,527       (7)%     40,531    40,158       (1)%
General and administrative.....    18,492     18,107       (2)%      2,765     2,925        6%
Litigation judgment............     8,203      1,446       --           --        --       --
Restructuring charge...........        --      6,910       --           --        --       --
                                 --------    -------                ------    ------
Operating income (loss)........  $(14,013)   (22,913)     (64)%      7,403     6,620      (11)%
                                 ========    =======                ======    ======
Average number of centres......       528        468      (11)%        110       112        2%
                                 ========    =======                ======    ======

---------------
(1) Foreign Company-owned operations reflect the Company's 87 centres in Australia and 26 centres in Canada, with the Canadian centres generating revenues of $10,333,000 and $10,478,000 in 1999 and 2000, respectively, and an operating loss of $544,000 and $183,000 in 1999 and 2000, respectively.

     Revenues from United States Company-owned operations decreased 11% in 2000 compared to 1999, reflecting reduced demand for the Company's products and services at United States Company-owned centres, which represented 79% of the worldwide Company-owned centres at June 30, 2000. The overall 11% decrease in revenues from United States Company-owned operations was principally the result of an 11% decrease in the average number of United States Company-owned centres in operation. The decrease in the number of United States Company-owned centres reflects the closure of 100 centres between the years, principally comprised of the closure of 86 centres in November 1999 in connection with a restructuring plan implemented by the Company. Product sales, which consists primarily of food products, from United States Company-owned operations decreased 11%, principally due to a 19% decrease in the number of active participants in the program between the years (which reflects the 11% decrease in the average number of centres), offset, in part, by an increase in the average amount of products purchased per active participant. The average amount of products purchased per active participant last year was below historical levels as a result of a program called "On-the-Go" which offered lower priced products and which has since been discontinued. The 1% increase in service revenues from United States Company-owned operations was primarily due to an increase in the average service fee charged per new participant, offset, in part, by a decrease in the number of new participants enrolled in the program between the years.

     Revenues from foreign Company-owned operations, which is derived from 87 centres in Australia and 26 centres in Canada, decreased 2% in 2000 compared to 1999, principally due to reduced demand at the Company's Australian centres. Revenues at the Company's Australian centres deteriorated during the latter part of fiscal 2000 and have continued at significantly reduced levels for the first two months of fiscal 2001, with revenues down 34% for that two month period compared to the same period last year. The Company believes that the introduction of Xenical (a prescription drug for the treatment of obesity) in May 2000 and a new goods and services tax in the Australian market have contributed to the revenue decline. There was a 1% weighted average increase in the Australian and Canadian currencies in relation to the U.S. dollar between the years.

     Costs and expenses of United States Company-owned operations decreased 7% in 2000 compared to 1999, principally due to the reduced variable costs associated with the decreased revenues and the decreased fixed costs associated with the decrease in the number of United States Company-owned centres in operation, offset, in part, by a charge of $3,068,000 for obsolete inventory related to the discontinued On-the-Go program. Costs and expenses of United States Company-owned operations as a percentage of United States

Company-owned revenues increased from 95% to 98% between the years principally due to the charge for obsolete inventory and the higher proportion of fixed costs when compared to the reduced level of revenues.

     In November 1999, the Company implemented a restructuring plan to reduce annual operating expenses. The plan included the closure of 86 underperforming Company-owned centres in the United States, which represented 16% of the total United States Company-owned centres, and a staff reduction of approximately 15% at the Company's corporate headquarters. All employees were notified in early November and the centres were closed by November 30, 1999. A charge of $7,512,000 was recorded in the quarter ended December 31, 1999 in connection with this restructuring. The charge was comprised of $3,882,000 for lease termination costs at the 86 centres, $1,563,000 for severance payments to terminated employees, $1,303,000 for the write-off of fixed assets at the closed centres, $291,000 for refunds to program participants at the closed centres, and $473,000 for other closure costs which includes the removal of signs and leasehold improvements. In June 2000, the Company reversed $602,000 of the originally estimated $7,512,000 restructuring charge because actual costs were less than the costs projected when the restructuring was implemented. The $602,000 reversal was comprised of $289,000 in lease termination costs, $19,000 in severance costs, $159,000 in fixed asset write-offs, and $182,000 in refunds to program participants, offset, in part, by $47,000 of additional other closure costs. Of the total revised charge of $6,910,000, approximately $5,766,000 requires cash payments and $1,144,000 represents the non-cash write-off of fixed assets. As of June 30, 2000, the Company had made cash payments of $2,214,000 for lease termination costs, $1,014,000 for severance to terminated employees, $109,000 for refunds to program participants, and $622,000 for other closure costs. The Company estimates that the remaining cash payments of approximately $1,807,000, which is included in accrued liabilities on the accompanying balance sheet at June 30, 2000, will be substantially incurred by December 31, 2000.

     Costs and expenses of foreign Company-owned operations decreased 1% in 2000 compared to 1999 principally due to the 2% decrease in revenues between the years.

     Operating income from foreign Company-owned operations, primarily reflecting the Company's Australian operations, declined 11% from $7,403,000 to $6,620,000 in 1999 and 2000, respectively, compared to an operating loss from United States Company-owned operations of $14,013,000 and $22,913,000 in 1999 and 2000, respectively. The Company believes that the favorable results achieved by its Australian operations in 1999 and 2000 compared to its United States operations were attributable principally to a less competitive marketplace for commercial weight loss programs and lower operating costs in Australia. In addition, the Company believes that its advertising more effectively reached its target audience in Australia as a result of the favorable audience demographics of certain magazines and broadcast media in Australia. However, as previously discussed, revenues at the Company's Australian centres deteriorated during the latter part of fiscal 2000 and have continued at significantly reduced levels for the first two months of fiscal 2001, with the result that Australian operating income was only slightly above breakeven for that two month period.

     The Company's gross margin on product sales from Company-owned operations decreased from 6% in 1999 to 3% in 2000, and its gross margin on service revenues decreased from 31% in 1999 to 30% in 2000. Costs and expenses of Company-owned operations, other than direct product costs, are allocated between product and service based upon the respective percentage of total revenue from Company-owned operations derived from product sales and service revenue. The decrease in gross margins in 2000 compared to 1999 resulted principally from the charge for obsolete inventory and the higher proportion of fixed costs when compared to the reduced level of revenues.

     Revenues from franchise operations decreased 11% from $25,950,000 in 1999 to $23,205,000 in 2000. This decline was principally due to an 11% decrease in the average number of franchise centres in operation and a decrease in the number of new participants enrolled in the program at franchise centres, resulting in reduced product sales and royalties. The decrease in the number of franchise centres reflects the Company's acquisition of 17 centres from five franchisees and the Company's sale of four centres to a franchisee in the United States.

     Costs and expenses of franchise operations, which consist primarily of product costs, decreased 11% from $17,944,000 in 1999 to $15,954,000 in 2000 principally because of the reduced level of franchise operations.

Franchise costs and expenses as a percentage of franchise revenues remained constant at 69% between the years.

     General and administrative expenses decreased 2% from $25,437,000 in 1999 to $24,861,000 in 2000 but increased from 7.9% to 8.5% of total revenues in 1999 and 2000, respectively. The decrease in general and administrative expenses in 2000 was primarily due to reduced compensation expenses resulting from the restructuring plan implemented in November 1999.

     In June 1999, a jury of the California Superior Court found that the Company breached the terms of a commercial lease agreement related to its former headquarters location in Del Mar, California. The jury awarded the Company's former landlord $2,261,000 in compensatory contract and tort damages and $5,942,000 in punitive damages, or $8,203,000 in aggregate, which was recorded as a charge in the accompanying consolidated statement of operations for the year ended June 30, 1999 and is accrued in the accompanying consolidated balance sheet at June 30, 1999 and 2000. An additional $1,446,000 was recorded in the year ended June 30, 2000 for attorney fees awarded to the plaintiff and interest accrued on the judgment, pending the appeal which has been filed seeking to overturn the judgment.

     The elements discussed above combined to result in an operating loss of $12,871,000 in 2000 compared to an operating loss of $2,784,000 in 1999.

     Other income, net, principally interest, decreased 16% from $1,700,000 in 1999 to $1,432,000 in 2000 principally due to a decrease in the average balance of cash investments between the periods.

     For 2000, the net loss was $7,092,000, or $.34 per share, compared to a net loss of $672,000, or $.03 per share, in 1999.

  Year 2000

     The Company did not experience any material disruption of its information technology ("IT") or non-IT systems with respect to the "year 2000" millenium change. As previously reported, the Company essentially replaced its two primary IT systems in connection with its planning with respect to the "year 2000" issue. The total cost of the remediation was approximately $5,644,000, which was principally comprised of equipment purchases, a portion of which was financed under a 48 month capital lease agreement with a total balance of $2,374,000 as of June 30, 2000.

     YEAR ENDED JUNE 30, 1999 AS COMPARED TO YEAR ENDED JUNE 30, 1998

     The following table presents selected operating results for United States Company-owned operations and foreign Company-owned operations for fiscal 1999 and fiscal 1998 (U.S. $ in thousands):

                                                                       FOREIGN COMPANY-OWNED
                                  U.S. COMPANY-OWNED OPERATIONS            OPERATIONS(1)
                                 -------------------------------    ----------------------------
                                   1998       1999      % CHANGE     1998      1999     % CHANGE
                                 --------    -------    --------    ------    ------    --------
Product sales..................  $256,538    231,196      (10)%     45,264    47,676        5%
Service revenue................    16,820     13,107      (22)%      3,065     3,023       (1)%
                                 --------    -------                ------    ------
Total..........................   273,358    244,303      (11)%     48,329    50,699        5%
Costs and expenses.............   262,225    231,621      (12)%     40,183    40,531        1%
General and administrative.....    19,308     18,492       (4)%      2,737     2,765        1%
Litigation judgment............        --      8,203        --          --        --       --
                                 --------    -------                ------    ------
Operating income (loss)........  $ (8,175)   (14,013)     (71)%      5,409     7,403       37%
                                 ========    =======                ======    ======
Average number of centres......       544        528       (3)%        108       110        2%
                                 ========    =======                ======    ======

---------------
(1) Foreign Company-owned operations reflect the Company's 84 centres in Australia and 26 centres in Canada, with the Canadian centres generating revenues of $11,149,000 and $10,333,000 in 1998 and 1999, respectively, and an operating loss of $680,000 and $544,000 in 1998 and 1999, respectively.

     Revenues from United States Company-owned operations decreased 11% in 1999 compared to 1998, reflecting reduced demand for the Company's products and services at United States Company-owned centres, which represented 83% of the worldwide Company-owned centres at June 30, 1999. The overall 11% decrease in revenues from United States Company-owned operations was the result of an 8% decrease in the average revenue per United States Company-owned centre, from $502,000 in 1998 to $463,000 in 1999, and a 3% decrease in the average number of United States Company-owned centres in operation. Product sales, which consists primarily of food products, from United States Company-owned operations decreased 10%, principally due to a 7% decrease in the number of active participants in the program and a decrease in the average dollar amount of products purchased per active participant which resulted principally from the January 1999 introduction of a new program option entitled On-the-Go. The On-the-Go program was designed to be a more convenient, portable option for today's busy consumers utilizing a lower-cost menu option of meal supplements for participants compared to the Company's traditional program. The Company expected that the decrease in the average dollar amount per participant of food products purchased by participants in the On-the-Go program would be offset by an increase in the number of active participants enrolled in the new program. Although a significant portion of the Company's participants purchased the On-the-Go meal supplements, the Company was unable to increase the number of new program participants to a level to offset the drop in the average dollar amount per participant of food products purchased. The 22% decrease in service revenues from United States Company-owned operations was primarily due to a decrease in the number of new participants enrolled in the program between the years.

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

     Revenues from franchise operations decreased 15% from $30,562,000 in 1998 to $25,950,000 in 1999. This decline was principally due to a 6% decrease in the average number of franchise centres in operation and a decrease in the number of new participants enrolled in the program at franchise centres, resulting in reduced product sales and royalties. The decrease in the number of franchise centres reflects the Company's acquisition of six centres from a franchisee and the net closure of nine franchise centres in 1999.

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

     In June 1999, a jury of the California Superior Court found that the Company breached the terms of a commercial lease agreement related to its former headquarters location in Del Mar, California. The jury awarded the Company's former landlord $2,261,000 in compensatory contract and tort damages and $5,942,000 in punitive damages, or $8,203,000 in aggregate, which was recorded as a charge in the accompanying consolidated statement of operations for the year ended June 30, 1999 and has been accrued in the accompanying consolidated balance sheet at June 30, 1999.

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

LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 2000, the Company had cash, cash equivalents, and short-term investments of $35,635,000 compared to $42,014,000 at June 30, 1999, reflecting a decrease of $6,379,000 during the year ended June 30, 2000. This decrease was principally due to cash payments of $3,959,000 in connection with the Company's restructuring plan and $1,923,000 used to acquire centres from franchisees. The Company believes that its cash, cash equivalents, and short-term investments and its cash flow from operations are adequate for its needs in the foreseeable future.

EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS 133, as amended by SFAS 137, requires the recognition of all derivative instruments as either assets or liabilities in the balance sheet and measurement of those derivative instruments at fair value. SFAS 133 was amended by SFAS 137 which defers the effective date to all fiscal quarters of fiscal years beginning after June 15, 2000. The adoption of SFAS 133, as amended, is not expected to have a material impact on the Company's financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company is exposed to a variety of risks, including changes in interest rates affecting the return on its investments and the cost of its debt, and foreign currency fluctuations.

     At June 30, 2000, the Company maintains a portion of its cash and cash equivalents in financial instruments with original maturities of three months or less. The Company also maintains a short-term investment portfolio containing financial instruments with original maturities of greater than three months but less than twelve months. These financial instruments, principally comprised of high quality commercial paper, are subject to interest rate risk and will decline in value if interest rates increase. Due to the short duration of these financial instruments, an immediate 10% increase in interest rates would not have a material effect on the Company's financial condition or results of operations. The Company has not used derivative financial instruments in its investment portfolio.

     The Company's long-term debt at June 30, 2000 is comprised of a note payable to a bank, secured by the Company's corporate office building, with a total balance of $5,337,000 and a capital lease agreement covering certain computer hardware with a total balance of $2,374,000. The note payable bears interest at the London Interbank Offered Rate plus one percent, with quarterly interest rate adjustments, and the capital lease is at a fixed rate. Due to the relative immateriality of the note payable, an immediate 10 percent change in interest rates would not have a material effect on the Company's financial condition or results of operations.

     Approximately 20% of the Company's revenues for the year ended June 30, 2000 were generated from foreign operations, located principally in Australia and Canada. In fiscal 2000, the Company was subjected to a 1% weighted average increase in the Australian and Canadian currencies in relation to the U.S. dollar compared to fiscal 1999. Currently, the Company does not enter into forward exchange contracts or other financial instruments with respect to foreign currency.

                       JENNY CRAIG, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             JUNE 30, 1999 AND 2000
                                ($ IN THOUSANDS)

                                     ASSETS

                                                                1999       2000
                                                              --------    -------
Cash and cash equivalents...................................  $ 38,864     34,710
Short-term investments......................................     3,150        925
Accounts receivable, net....................................     2,617      2,271
Inventories.................................................    18,036     11,785
Prepaid expenses and other assets...........................     4,002      4,181
Deferred tax assets.........................................     1,008        864
                                                              --------    -------
          Total current assets..............................    67,677     54,736
Deferred tax assets.........................................    12,398     16,696
Cost of reacquired area franchise rights and other
  intangibles, net..........................................     7,386      8,658
Property and equipment, net.................................    24,360     25,797
Other assets................................................       793        630
                                                              --------    -------
                                                              $112,614    106,517
                                                              ========    =======

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable............................................  $ 16,393     13,473
Accrued liabilities.........................................    15,110     14,071
Current installments of obligations under capital lease.....        --        642
Accrual for litigation judgment.............................     8,203      9,649
Deferred service revenue....................................    10,075     10,175
                                                              --------    -------
          Total current liabilities.........................    49,781     48,010
Note payable, excluding current installments................     5,336      5,147
Obligation under capital lease, excluding current
  installments..............................................        --      1,732
                                                              --------    -------
          Total liabilities.................................    55,117     54,889
                                                              --------    -------
Stockholders' equity:
  Common stock $.000000005 par value, 100,000,000 shares
     authorized; issued: 1999 and 2000 -- 27,580,260 shares;
     outstanding: 1999 and 2000 -- 20,688,971 shares........        --         --
  Additional paid-in capital................................    71,622     71,622
  Retained earnings.........................................    56,507     49,415
  Accumulated other comprehensive income....................     4,130      5,353
  Treasury stock, at cost: 1999 and 2000 -- 6,891,289
     shares.................................................   (74,762)   (74,762)
                                                              --------    -------
          Total stockholders' equity........................    57,497     51,628
Commitments and contingencies...............................
                                                              --------    -------
                                                              $112,614    106,517
                                                              ========    =======

          See accompanying notes to consolidated financial statements.
                                       12

                       JENNY CRAIG, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    YEARS ENDED JUNE 30, 1998, 1999 AND 2000
                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                1998       1999       2000
                                                              --------    -------    -------
Revenues:
  Company-owned operations:
     Product sales..........................................  $301,802    278,872    250,846
     Service revenue........................................    19,885     16,130     16,934
                                                              --------    -------    -------
                                                               321,687    295,002    267,780
                                                              --------    -------    -------
  Franchise operations:
     Product sales..........................................    26,002     22,248     19,935
     Royalties..............................................     4,505      3,697      3,235
     Initial franchise fees.................................        55          5         35
                                                              --------    -------    -------
                                                                30,562     25,950     23,205
                                                              --------    -------    -------
          Total revenues....................................   352,249    320,952    290,985
                                                              --------    -------    -------
Costs and expenses:
  Company-owned operations:
     Product................................................   288,450    261,090    242,908
     Service................................................    13,958     11,062     11,777
                                                              --------    -------    -------
                                                               302,408    272,152    254,685
                                                              --------    -------    -------
  Franchise operations:
     Product................................................    19,257     15,761     14,746
     Other..................................................     1,967      2,183      1,208
                                                              --------    -------    -------
                                                                21,224     17,944     15,954
                                                              --------    -------    -------
                                                                28,617     30,856     20,346
General and administrative expenses.........................    26,577     25,437     24,861
Litigation judgment.........................................        --      8,203      1,446
Restructuring charge........................................        --         --      6,910
                                                              --------    -------    -------
          Operating income (loss)...........................     2,040     (2,784)   (12,871)
Other income, net, principally interest.....................     1,374      1,700      1,432
                                                              --------    -------    -------
          Income (loss) before taxes........................     3,414     (1,084)   (11,439)
Income taxes (benefit)......................................     1,288       (412)    (4,347)
                                                              --------    -------    -------
          Net income (loss).................................  $  2,126       (672)    (7,092)
                                                              ========    =======    =======
Basic and diluted per share amounts --
          Net income (loss) per share.......................  $   0.10      (0.03)     (0.34)
                                                              ========    =======    =======

          See accompanying notes to consolidated financial statements.

                       JENNY CRAIG, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    YEARS ENDED JUNE 30, 1998, 1999 AND 2000
                                ($ IN THOUSANDS)

                                                                        ACCUMULATED
                                               ADDITIONAL                  OTHER                      TOTAL
                                     COMMON     PAID-IN     RETAINED   COMPREHENSIVE   TREASURY   STOCKHOLDERS'
                                      STOCK     CAPITAL     EARNINGS      INCOME        STOCK        EQUITY
                                     -------   ----------   --------   -------------   --------   -------------
Balance at June 30, 1997...........       --    $71,615      55,053        2,012       (74,762)      53,918
Exercise of stock options..........       --          7          --           --            --            7
Comprehensive income:
  Net income.......................       --         --       2,126           --            --        2,126
  Translation adjustment...........       --         --          --         (265)           --         (265)
                                     -------    -------      ------        -----       -------       ------
Balance at June 30, 1998...........       --     71,622      57,179        1,747       (74,762)      55,786
Comprehensive income:
  Net loss.........................       --         --        (672)          --            --         (672)
  Translation adjustment...........       --         --          --        2,383            --        2,383
                                     -------    -------      ------        -----       -------       ------
Balance at June 30, 1999...........       --     71,622      56,507        4,130       (74,762)      57,497
Comprehensive loss:
  Net loss.........................       --         --      (7,092)          --            --       (7,092)
  Translation adjustment...........       --         --          --        1,223            --        1,223
                                     -------    -------      ------        -----       -------       ------
Balance at June 30, 2000...........       --    $71,622      49,415        5,353       (74,762)      51,628
                                     =======    =======      ======        =====       =======       ======

          See accompanying notes to consolidated financial statements.
                                       14

                       JENNY CRAIG, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    YEARS ENDED JUNE 30, 1998, 1999 AND 2000
                                ($ IN THOUSANDS)

                                                               1998       1999      2000
                                                              -------    ------    ------
Cash flows from operating activities:
  Net income (loss).........................................  $ 2,126      (672)   (7,092)
  Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
     Depreciation and amortization..........................    7,101     5,854     5,769
     Provision for (benefit from) deferred income taxes.....    1,416    (5,543)   (4,154)
     Decrease in other assets -- forgiveness of officer
       loan.................................................    1,500        --        --
     Provision for doubtful accounts........................       --       500        85
     Provision for centre closures..........................       --        --     1,144
     Loss on disposal of property and equipment.............    1,035       579       178
     Loss on write-off of cost of reacquired area franchise
       rights...............................................       --        --        94
     (Increase) decrease in:
       Accounts receivable..................................       94       (88)     (278)
       Inventories..........................................      866    (3,531)    6,293
       Prepaid expenses and other assets....................    2,533       (98)      (16)
     Increase (decrease) in:
       Accounts payable.....................................      318     1,137    (2,920)
       Accrued liabilities..................................      282    (4,289)   (1,039)
       Accrual for litigation judgment......................       --     8,203     1,446
       Income taxes payable.................................   (4,050)       --        --
       Deferred service revenue.............................   (4,280)     (203)      100
                                                              -------    ------    ------
          Net cash provided by (used in) operating
            activities......................................    8,941     1,849      (390)
                                                              -------    ------    ------
Cash flows from investing activities:
  Purchase of property and equipment........................   (4,678)   (5,073)   (4,747)
  Purchase of short-term investments........................   (9,008)   (7,883)   (4,200)
  Proceeds from maturity of short-term investments..........    9,278     5,969     6,425
  Payments for acquisition of franchise centres.............     (145)     (320)   (1,923)
                                                              -------    ------    ------
          Net cash used in investing activities.............   (4,553)   (7,307)   (4,445)
                                                              -------    ------    ------
Cash flows from financing activities:
  Principal payments on note payable and capital lease......     (190)     (190)     (542)
  Proceeds from exercise of stock options...................        7        --        --
                                                              -------    ------    ------
          Net cash used in financing activities.............     (183)     (190)     (542)
                                                              -------    ------    ------
Effect of exchange rate changes on cash and cash
  equivalents...............................................      481     2,388     1,223
                                                              -------    ------    ------
Net increase (decrease) in cash and cash equivalents........    4,686    (3,260)   (4,154)
Cash and cash equivalents at beginning of year..............   37,438    42,124    38,864
                                                              -------    ------    ------
Cash and cash equivalents at end of year....................  $42,124    38,864    34,710
                                                              =======    ======    ======
Supplemental disclosure of cash flow information:
  Income taxes paid.........................................  $ 5,400     3,972       728
  Interest paid.............................................      399       360       538
Supplemental disclosure of noncash investing and financing
  activities:
  Acquisition of franchise centres:
     Fair value of assets acquired..........................  $   401       600     2,462
     Cancellation of accounts receivable....................     (256)     (280)     (539)
                                                              -------    ------    ------
          Cash paid for acquisitions........................  $   145       320     1,923
                                                              =======    ======    ======
  Property and equipment acquired through capital lease.....  $    --        --     2,726
                                                              =======    ======    ======

          See accompanying notes to consolidated financial statements.

                       JENNY CRAIG, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) The Company

     Jenny Craig, Inc., through its wholly owned subsidiaries, operates and franchises centres offering weight management programs to the general public in the United States, Australia, New Zealand, Canada and Puerto Rico.

  (b) Basis of Consolidation

     The consolidated financial statements include the accounts of Jenny Craig, Inc., and its wholly owned subsidiaries (the Company). All material intercompany accounts and transactions have been eliminated in consolidation.

  (c) Cash Equivalents

     Cash equivalents consist principally of money market funds and other highly liquid interest-bearing instruments with original maturities of three months or less.

  (d) Short-Term Investments

     Short-term investments consist principally of commercial paper. The Company currently classifies its securities as held-to-maturity. Held-to-maturity securities are those investments in which the Company has the ability and intent to hold the security until maturity. Held-to-maturity securities are recorded at amortized cost, which approximates market value. All investments mature within a 12-month period. Dividend and interest income are recognized in the period earned.

  (e) Inventories

     Inventories, which consist primarily of food products held for sale, are stated at the lower of cost (determined using the first-in, first-out method) or market.

  (f) Property and Equipment

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

  (g) Reacquired Area Franchise Rights and Other Intangibles

     The Company has acquired, from time to time, centres which were previously owned by franchisees. The excess cost over net assets acquired is being amortized using the straight-line method over the then remaining term of the acquired franchise territorial rights, which averages 13 years. Amortization expense was $1,051,000, $805,000 and $815,000 for the years ended June 30, 1998,
1999 and 2000, respectively. Accumulated amortization was $6,190,000 and $6,753,000 at June 30, 1999 and 2000, respectively.

  (h) Impairment of Long-Lived Assets

     The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the

                       JENNY CRAIG, INC. AND SUBSIDIARIES
impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Reacquired area franchise rights are evaluated for recoverability on an individual area franchise basis. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  (i) Revenue Recognition

     Service revenues are derived from the sale of weight loss and maintenance programs under contracts which entitle the customer to participate in the program. All service fees collected are deferred and recognized as revenue on a straight-line basis over the 14-month period of expected customer attendance at the centres. Service revenue not recognized in income is recorded as deferred service revenue in the accompanying consolidated balance sheets.

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

     The Company's allowance for doubtful accounts amounted to $1,580,000 and $1,572,000 at June 30, 1999 and 2000, respectively.

  (j) Advertising Costs

     Advertising costs are charged to expense as incurred.

  (k) Translation of Foreign Currency Financial Statements

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

  (l) Fair Value of Financial Instruments

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

  (m) Stock-Based Compensation

     The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123). Accordingly, the Company continues to account for stock-based compensation under APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense for employee stock option grants is recorded on the date of grant only if the current market price of the Company's stock exceeds the exercise price.

  (n) Earnings per Share

     The consolidated financial statements are presented in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share (SFAS
128). Basic net income (loss) per common share is

                       JENNY CRAIG, INC. AND SUBSIDIARIES
computed using the weighted-average number of shares outstanding during the period. Diluted net income per share incorporates the incremental shares issuable upon the assumed exercise of stock options. All prior period net income per share information is presented in accordance with SFAS 128.

     Net income (loss) and weighted-average common shares used to compute net income (loss) per share, basic and diluted, are presented below ($ in thousands):

                                                   1998       1999      2000
                                                  -------    ------    ------
Net income (loss)...............................  $ 2,126      (672)   (7,092)
                                                  =======    ======    ======
Common shares, basic............................   20,689    20,689    20,689
Dilutive effect of stock options................      264        --        --
                                                  -------    ------    ------
Common shares, diluted..........................  $20,953    20,689    20,689
                                                  =======    ======    ======

     For the years ended June 30, 1998, 1999 and 2000, stock options totaling 55,200, 2,167,500 and 2,527,100, respectively, were not included in the computation of diluted net income (loss) per share because to do so would have been antidilutive.

  (o) Reclassification

     Certain prior year balances have been classified to conform with the current year presentation.

  (p) Use of Estimates

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

(2) PREPAID EXPENSES AND OTHER ASSETS

     Prepaid expenses and other assets at June 30 are summarized as follows ($ in thousands):

                                                               1999     2000
                                                              ------    -----
Prepaid income taxes........................................  $3,223    3,000
Other.......................................................     779    1,181
                                                              ------    -----
                                                              $4,002    4,181
                                                              ======    =====

(3) PROPERTY AND EQUIPMENT

     Property and equipment at June 30 is summarized as follows ($ in thousands):

                                                            1999       2000
                                                          --------    -------
Land....................................................  $  2,000      2,000
Building................................................     7,048      7,048
Furniture and equipment.................................    33,676     30,682
Leasehold improvements..................................    23,772     21,034
                                                          --------    -------
                                                            66,496     60,764
Less accumulated depreciation and amortization..........   (42,136)   (34,967)
                                                          --------    -------
                                                          $ 24,360     25,797
                                                          ========    =======

                       JENNY CRAIG, INC. AND SUBSIDIARIES

(4) ACCRUED LIABILITIES

     Accrued liabilities at June 30 are summarized as follows ($ in thousands):

                                                             1999       2000
                                                            -------    ------
Accrued salaries, wages and benefits......................  $ 8,920     8,210
Restructuring accrual.....................................       --     1,807
Other accruals............................................    6,190     4,054
                                                            -------    ------
                                                            $15,110    14,071
                                                            =======    ======

(5) INCOME TAXES

     The Company and its United States subsidiaries file consolidated federal and combined or separate state income tax returns. Jenny Craig Weight Loss Centres, Pty. Ltd. and Jenny Craig Weight Loss Centres (Canada) Company, both wholly owned foreign corporations, are subject to income tax in foreign jurisdictions.

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

     Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     The components of income (loss) before income taxes (benefit) are as follows ($ in thousands):

                                                 1998       1999       2000
                                                -------    -------    -------
United States.................................  $(5,030)   (11,256)   (17,383)
Foreign.......................................    8,444     10,172      5,944
                                                -------    -------    -------
                                                $ 3,414     (1,084)   (11,439)
                                                =======    =======    =======

     The following summarizes income taxes (benefit) ($ in thousands):

                                                 1998       1999       2000
                                                -------    -------    -------
Current:
  Federal.....................................  $(1,301)     2,250     (1,060)
  State.......................................       61        153         26
  Foreign.....................................    1,112      2,728        841
                                                -------    -------    -------
          Total current                            (128)     5,131       (193)
                                                -------    -------    -------
Deferred:
  Federal.....................................      373     (2,775)    (5,546)
  State.......................................      (86)      (429)        79
  Foreign.....................................    1,129     (2,339)     1,313
                                                -------    -------    -------
          Total deferred                          1,416     (5,543)    (4,154)
                                                -------    -------    -------
          Total income taxes (benefit)          $ 1,288       (412)    (4,347)
                                                =======    =======    =======

                       JENNY CRAIG, INC. AND SUBSIDIARIES

     Deferred income taxes result from the temporary differences between the tax basis of an asset or a liability and its reported amount in the consolidated balance sheets. The components that comprise deferred tax assets and liabilities at June 30, 1999 and 2000 are as follows ($ in thousands):

                                                             1999       2000
                                                            -------    ------
Deferred tax assets:
  Employee benefits.......................................  $ 1,411       898
  Allowance for doubtful accounts.........................      620       648
  Depreciation and amortization...........................    2,522     1,674
  Inventories.............................................      388       216
  Foreign operations......................................      990        --
  Deferred service revenue................................    2,800     2,603
  Net operating losses....................................       --     6,021
  Tax credits.............................................    2,073     1,630
  Accrual for litigation judgment.........................    3,220     3,497
  Other accruals..........................................    1,941     1,876
                                                            -------    ------
          Total gross deferred tax assets.................   15,965    19,063
  Less valuation allowance................................     (700)     (700)
                                                            -------    ------
          Net deferred tax assets.........................   15,265    18,363
                                                            -------    ------
Deferred tax liabilities:
  Receivable from foreign subsidiary......................   (1,694)     (326)
  Foreign operations......................................       --      (323)
  Other...................................................     (165)     (154)
                                                            -------    ------
          Total deferred tax liabilities..................   (1,859)     (803)
                                                            -------    ------
          Net deferred tax asset..........................  $13,406    17,560
                                                            =======    ======

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income, management's projections for future taxable income over the reversing periods and tax planning strategies available to the Company to realize future tax benefits, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance which has been established to offset a portion of the deferred tax assets based upon the above factors.

     Income taxes for the years ended June 30, 1998, 1999 and 2000 differed from the amounts expected by applying the U.S. federal income tax rate of 34% to income (loss) before taxes as follows ($ in thousands):

                                                      1998     1999     2000
                                                     ------    ----    ------
Computed income taxes (benefit)....................  $1,161    (369)   (3,889)
State taxes, net of federal benefit................     (17)   (183)       69
Permanent differences..............................      65      70        84
Other..............................................      79      70      (611)
                                                     ------    ----    ------
                                                     $1,288    (412)   (4,347)
                                                     ======    ====    ======

                       JENNY CRAIG, INC. AND SUBSIDIARIES

(6) NOTE PAYABLE

     In October 1996, the Company borrowed $6,000,000 from a bank, secured by the Company's corporate office building. The note bears interest at the London Interbank Offered Rate plus 1% (7.5% at June 30, 2000). Quarterly principal payments of $47,390 are due until the maturity date in November 2006, at which time all remaining unpaid principal is due.

     The current portion of the note, amounting to $190,000, is included in accrued liabilities at June 30, 1999 and 2000.

(7) LEASES

     The Company's centre operations are conducted from premises leased under noncancelable operating leases, generally for terms of five years with renewal options for like periods. The Company's rent expense under such noncancelable operating leases amounted to $25,227,000, $24,226,000 and $23,159,000 for the years ended June 30, 1998, 1999 and 2000, respectively. Management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. A majority of the leases provide for the payment of taxes, maintenance, insurance, and certain other expenses applicable to the leased premises.

     The Company is obligated under a capital lease for computer equipment that expires in November 2003. The gross amount of computer equipment and related accumulated amortization recorded under capital leases at June 30, 2000 is as follows ($ in thousands):

Computer equipment..........................  $2,726
Less accumulated amortization...............    (586)
                                              ------
                                              $2,140
                                              ======

     Amortization of assets held under capital leases is included with depreciation expense. There were no capital leases outstanding at June 30, 1999.

     As of June 30, 2000, the scheduled minimum annual rental payments, excluding renewal provisions under noncancelable operating leases and future minimum capital lease payments are as follows ($ in thousands):

                                                           CAPITAL    OPERATING
                                                           LEASES      LEASES
                                                           -------    ---------
2001.....................................................  $  783      $16,609
2002.....................................................     783       10,210
2003.....................................................     783        5,435
2004.....................................................     316        2,537
2005.....................................................      --          708
Thereafter...............................................      --           45
                                                           ------      -------
Minimum lease payments...................................   2,665      $35,544
                                                                       =======
Less amount representing interest (at rates ranging from
  6% to 8.5%)............................................    (291)
                                                           ------
Present value of minimum capital lease payments..........   2,374
Less current installments of obligations under capital
  lease..................................................    (642)
                                                           ------
Obligations under capital lease excluding current
  installments...........................................  $1,732
                                                           ======

(8) LITIGATION JUDGMENT

     In June 1999, a jury of the California Superior Court found that the Company breached the terms of a commercial lease agreement related to its former headquarters location in Del Mar, California. The jury

                       JENNY CRAIG, INC. AND SUBSIDIARIES
awarded the Company's former landlord $2,261,000 in compensatory contract and tort damages and $5,942,000 in punitive damages, or $8,203,000 in aggregate, which was recorded as a charge in the accompanying consolidated statement of operations for the year ended June 30, 1999 and is accrued in the accompanying consolidated balance sheet at June 30, 1999 and 2000. An additional $1,446,000 was recorded in the year ended June 30, 2000 for attorney fees awarded to the plaintiff and interest accrued on the judgment, pending the appeal which has been filed seeking to overturn the judgment.

(9) RELATED PARTY TRANSACTIONS

     The beneficial owners of a majority of the outstanding stock of the Company own the franchise operations in New Zealand. The Company's revenue derived from these operations was $5,440,000, $4,174,000 and $4,978,000 for the years ended June 30, 1998, 1999 and 2000, respectively. A director and officer of the Company is a partner in a law firm which provided certain legal services to the Company. Legal fees incurred with such firm were $616,000, $568,000 and $1,443,000 in 1998, 1999 and 2000, respectively.

     In March 1999, the Company entered into an agreement with Denise Altholz, the daughter of Jenny Craig, under which Ms. Altholz appears in certain of the Company's commercials and performs related public relations services for the Company. The agreement specifies a monthly retainer of $5,000 plus a fee of $5,000 per day while appearing on behalf of the Company. The agreement also provides for travel and expense reimbursement to Ms. Altholz. Payments made to Ms. Altholz in accordance with this agreement totaled $98,000 and $70,000 in 1999 and 2000, respectively.

(10) RESTRUCTURING CHARGE

     In November 1999, the Company implemented a restructuring plan to reduce annual operating expenses. The plan included the closure of 86 underperforming Company-owned centres in the United States, which represented 16% of the total United States Company-owned centres, and a staff reduction of approximately 15% at the Company's corporate headquarters. All employees were notified in early November and the centres were closed by November 30, 1999. A charge of $7,512,000 was recorded in the quarter ended December 31, 1999 in connection with this restructuring. The charge was comprised of $3,882,000 for lease termination costs at the 86 centres, $1,563,000 for severance payments to terminated employees, $1,303,000 for the write-off of fixed assets at the closed centres, $291,000 for refunds to program participants at the closed centres, and $473,000 for other closure costs which includes the removal of signs and leasehold improvements. In June 2000, the Company reversed $602,000 of the originally estimated $7,512,000 restructuring charge because actual costs were less than the costs projected when the restructuring was implemented. The $602,000 reversal was comprised of $289,000 in lease termination costs, $19,000 in severance costs, $159,000 in fixed asset write-offs, and $182,000 in refunds to program participants, offset, in part by $47,000 of additional other closure costs. Of the total revised charge, $6,910,000, approximately $5,766,000 requires cash payments and $1,144,000 represents the noncash write-off of fixed assets. As of June 30, 2000, the Company had made cash payments of $2,214,000 for lease termination costs, $1,014,000 for severance to terminated employees, $109,000 for refunds to program participants, and $622,000 for other closure costs. The Company estimates that the remaining cash payments of approximately $1,807,000, which is included in accrued liabilities on the accompanying balance sheet at June 30, 2000, will be substantially incurred by December 31, 2000.

(11) EMPLOYEE BENEFITS

     In 1996, the Company adopted a 401(k) Retirement Plan which allows all employees with one or more years of service to participate. The Company currently matches 25% of an employee's voluntary contribution up to a maximum of 6% of eligible compensation. The Company recorded expense of $264,000, $348,000 and $279,000 in 1998, 1999 and 2000, respectively, in connection with this plan.

                       JENNY CRAIG, INC. AND SUBSIDIARIES

     In 1991, the Company adopted a management deferred bonus plan covering certain members of the Company's management group. The bonus pool, which is determined by the Board of Directors following each fiscal year, cannot exceed 1% of operating income for the fiscal year plus a percentage of the increase, if any, in operating income over the prior fiscal year. Participants receive 25% of their allocated portion of the bonus pool approximately 90 days after the end of each fiscal year. Payment of the remaining 75% is deferred for five years and is subject to vesting at the rate of 20% per year. The unvested portion is forfeited if the participant terminates employment for any reason other than retirement after attainment of age 65 and completion of 10 years of participation in the management plan. Amounts expensed under this plan were $20,000 in 1998 and zero in 1999 and 2000, respectively.

(12) STOCK OPTION PLAN

     The Company's Stock Option Plan (the Option Plan) was adopted in October 1991 and provides for the grant of incentive stock options to key employees and of nonqualified stock options to key employees, consultants, directors, and Medical Advisory Board members. A total of 3,000,000 shares of common stock have been reserved for issuance under the Option Plan, of which 393,240 shares remain available for future grant at June 30, 2000. The exercise price of the options may not be less than fair market value on the date of grant. Additionally, no options may be exercisable more than ten years after the date of grant and, with certain exceptions, no option may become exercisable prior to the expiration of six months from the date of grant. The options granted to employees generally become exercisable over three to five years.

     The Company applies APB Opinion No. 25 in accounting for the Option Plan and accordingly, no compensation cost has been recognized for stock option grants to employees and directors in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, the Company's net income (loss) and net income (loss) per share would have been reduced (increased) to the pro forma amounts as follows ($ in thousands, except per share amounts):

                                                    1998      1999      2000
                                                   ------    ------    ------
Net income (loss) -- as reported.................  $2,126      (672)   (7,092)
Net income (loss) -- pro forma...................   2,003    (1,352)   (7,590)
Per share amounts:
  Basic and diluted, as reported.................     .10      (.03)     (.34)
  Basic and diluted, pro forma...................     .10      (.07)     (.37)

     The per share weighted-average fair value of stock options granted during 1998, 1999 and 2000 was $2.37, $2.64 and $0.98 respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected life of four years; expected volatility of 44%, 49% and 56% in 1998, 1999 and 2000, respectively; no dividends; and risk-free interest rate of 5.0%.

                       JENNY CRAIG, INC. AND SUBSIDIARIES

     The following summarizes the status of the Option Plan:

                                                                        WEIGHTED-
                                                                         AVERAGE
                                       NUMBER OF        RANGE OF        EXERCISE
                                        OPTIONS      EXERCISE PRICES      PRICE
                                       ----------    ---------------    ---------
Outstanding at June 30, 1997.........   1,914,880    $4.63 to 21.00       $7.36
  Granted............................   1,648,100     5.82 to  7.50        5.84
  Canceled...........................  (1,629,580)    5.63 to 21.00        7.49
  Exercised..........................      (1,200)    5.63 to  5.63        5.63
                                       ----------
Outstanding at June 30, 1998.........   1,932,200     4.63 to 15.32        5.96
  Granted............................     547,000     2.88 to  6.79        5.98
  Canceled...........................    (311,700)    5.63 to 15.32        6.54
                                       ----------
Outstanding at June 30, 1999.........   2,167,500     2.88 to  6.79        5.88
  Granted............................   1,188,000     1.97 to  2.94        2.05
  Canceled...........................    (828,400)    5.63 to  6.79        6.01
                                       ----------
Outstanding at June 30, 2000.........   2,527,100     1.97 to  6.07        4.04
                                       ==========
Exercisable at June 30, 2000.........     735,332     2.13 to  6.07        5.81
                                       ==========

     During fiscal 1998, the compensation committee of the Board of Directors authorized the grant of 543,600 options at an exercise price of $5.88 per share, the fair market value on the date of grant. These grants were conditioned upon the cancelation of an equal number of previously existing options which had exercise prices ranging from $7.07 to $21.00 per share. The new options vest at the rate of 33% per year, commencing on the grant date of the new options, with the exception of 61,500 options granted to nonemployee directors which were exercisable immediately upon grant.

     Information with respect to options outstanding and exercisable by exercise price range at June 30, 2000 is as follows:

                              OPTIONS OUTSTANDING

                                             WEIGHTED-
                                              AVERAGE
                                             REMAINING              WEIGHTED-
   RANGE OF              NUMBER           CONTRACTUAL LIFE           AVERAGE
EXERCISE PRICES        OUTSTANDING           (IN YEARS)           EXERCISE PRICE
---------------        -----------        ----------------        --------------
 $1.97 to 4.63          1,218,000               9.4                   $2.08
 5.63 to 5.88           1,038,600               7.5                    5.84
 5.90 to 6.07             270,500               8.5                    5.95
                        ---------
 1.97 to 6.07           2,527,100               8.6                    4.04
                        =========

                              OPTIONS EXERCISABLE

                                            WEIGHTED-
   RANGE OF              NUMBER              AVERAGE
EXERCISE PRICES        EXERCISABLE        EXERCISE PRICE
---------------        -----------        --------------
 $2.13 to 4.63            12,250              $3.57
 5.63 to 5.88            650,082               5.83
 5.90 to 6.07             73,000               5.96
                         -------
 2.13 to 6.07            735,332               5.81
                         =======

                       JENNY CRAIG, INC. AND SUBSIDIARIES

(13) CONTINGENCIES

     Because of the nature of its activities, the Company is, at times, subject to pending and threatened legal actions which arise out of the normal course of business. In the opinion of management, based in part upon advice of legal counsel, the disposition of such matters will not have a material effect on the consolidated financial statements.

     The Company and the Federal Trade Commission entered into a Consent Order effective May 4, 1998 settling all contested issues raised in a complaint filed in September 1993 against the Company alleging that the Company violated the Federal Trade Commission Act by the use and content of certain advertisements for the Company's weight loss program featuring testimonials, claims for the program's success and safety, and statements as to the program's costs to participants. The Consent Order does not admit any issue of fact or law or any violation by the Company of any law or regulation, and does not involve payment by the Company of any civil money penalty, damages or other financial relief. The Consent Order requires certain procedures and disclosures in connection with the Company's advertisements of its products and services. The Company does not believe that compliance with the Consent Order will have a material adverse effect on the Company's consolidated financial position, results of operations or its current advertising and marketing practices.

(14) BUSINESS SEGMENTS AND GEOGRAPHIC INFORMATION

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

                                                 1998       1999       2000
                                               --------    -------    -------
Revenue:
  Company-owned operations:
     United States...........................  $273,358    244,303    218,077
     Foreign.................................    48,329     50,699     49,703
  Franchise operations:
     United States...........................    22,051     18,237     14,755
     Foreign.................................     8,511      7,713      8,450
Operating income (loss):
  Company-owned operations:
     United States...........................    (8,175)   (14,013)   (22,913)
     Foreign.................................     5,409      7,403      6,620
  Franchise operations:
     United States...........................     2,135      1,436        534
     Foreign.................................     2,671      2,390      2,888
Identifiable assets:
  United States..............................    94,450     99,965     91,059
  Foreign....................................    11,795     12,649     15,458

     The operating loss for United States Company-owned operations in 2000 includes a restructuring charge totaling $6,910,000. See Note 10 "Restructuring Charge."

     The operating loss for United States Company-owned operations in 1999 includes a litigation judgment totaling $8,203,000. See Note 8 "Litigation Judgment."

                          INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
Jenny Craig, Inc.:

     We have audited the accompanying consolidated balance sheets of Jenny Craig, Inc. and subsidiaries as of June 30, 1999 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jenny Craig, Inc. and subsidiaries as of June 30, 1999 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                                           KPMG LLP

San Diego, California
August 18, 2000

                       JENNY CRAIG, INC. AND SUBSIDIARIES

              SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     The following is a summary of the unaudited quarterly results of operations ($ in thousands, except per share data):

                                                    THREE-MONTH PERIOD ENDED
                                     ------------------------------------------------------
                                     SEPTEMBER 30,    DECEMBER 31,    MARCH 31,    JUNE 30,     TOTAL
           CURRENT YEAR                  1999             1999          2000         2000       YEAR
           ------------              -------------    ------------    ---------    --------    -------
Total revenues.....................     $71,511          62,157        80,777       76,540     290,985
Operating income (loss)............      (6,488)        (12,585)        2,559        3,643     (12,871)
Net income (loss)..................      (3,782)         (7,610)        1,727        2,573      (7,092)
Basic and diluted net income (loss)
  per share........................        (.18)           (.37)          .08          .12        (.34)

     The quarter ended December 31, 1999 includes a pretax charge of $7,512,000 for a restructuring charge and the quarter ended June 30, 2000 includes a reversal of $602,000 of the originally estimated $7,512,000 restructuring charge because actual costs were less than the costs projected when the restructuring was implemented.

                                                    THREE-MONTH PERIOD ENDED
                                     ------------------------------------------------------
                                     SEPTEMBER 30,    DECEMBER 31,    MARCH 31,    JUNE 30,     TOTAL
            PRIOR YEAR                   1998             1998          1999         1999       YEAR
            ----------               -------------    ------------    ---------    --------    -------
Total revenues.....................     $85,626          74,253        84,559       76,514     320,952
Operating income (loss)............       3,567          (1,153)        1,400       (6,598)     (2,784)
Net income (loss)..................       2,490            (417)        1,066       (3,811)       (672)
Basic and diluted net income (loss)
  per share........................         .12            (.02)          .05         (.18)       (.03)

     The quarter ended June 30, 1999 includes a pretax charge of $8,203,000 for a litigation judgment.

     The net income (loss) per share computed for each quarter and the year are separate calculations.

                       JENNY CRAIG, INC. AND SUBSIDIARIES

                               COMMON STOCK DATA

     At September 1, 2000, there were approximately 2,500 holders of the Company's common stock, which is traded on the New York Stock Exchange (NYSE) under the symbol JC. The following table reflects the range of high and low sales prices as reported by the NYSE for the indicated periods.

                                                   1999                    2000
                                             -----------------        ---------------
                                             HIGH          LOW        HIGH        LOW
                                             ----          ---        ----        ---
First quarter ended September 30...........   $7            4 1/4      3 3/8       2 5/16
Second quarter ended December 31...........    6 15/16      4 5/8      3 7/8       2
Third quarter ended March 31...............    6 7/16       2 5/8      3 3/4       2
Fourth quarter ended June 30...............    3 15/16      2 3/4      3 7/16      1 7/16

     The Company did not pay any cash dividends in 1999 and 2000. The Company currently believes that its stockholders are best served by directing cash resources to the Company's marketing efforts and improvement of its business.

     During fiscal 2000, the Company was advised by the New York Stock Exchange
(NYSE) that the Company fell below newly effective NYSE continued listing standards requiring total market capitalization of not less than $50,000,000 and total stockholders' equity of not less than $50,000,000. At the market close on September 1, 2000, the Company's total market capitalization was approximately $40,085,000. At June 30, 2000, the Company's total stockholders' equity was slightly in excess of the NYSE standard at $51,628,000. As required by the NYSE, the Company submitted a plan to the Listings and Compliance Committee of the NYSE demonstrating how the Company plans to comply with the standards by the September 2001 deadline set by the NYSE. The Listings and Compliance Committee will monitor the Company's performance under the plan. Should the Company's shares cease being traded on the NYSE, the Company believes that an alternative trading venue will be available.