Form 10-K405, Exhibit 13
period 2001-06-30
JENNY CRAIG INC/DE
filed 2001-09-28
CIK 878865

EXHIBIT 13

SELECTED FINANCIAL DATA

      Years ended June 30, all amounts in thousands except per share data.

	1997	1998	1999(1)	2000(2)	2001(3)

Revenues	$365,134	$352,249	$320,952	$290,985	$283,552

Operating income (loss)	11,840	2,040	(2,784)	(12,871)	(2,711)

Income (loss) before cumulative effect of accounting change	8,332	2,126	(672)	(7,092)	(19,345)

Per share amounts:

Income (loss) before cumulative effect of accounting change, basic	.40	.10	(.03)	(.34)	(.94)

Net income (loss), basic	.04	.10	(.03)	(.34)	(.94)

Income (loss) before cumulative effect of accounting change, diluted	.40	.10	(.03)	(.34)	(.94)

Net income (loss), diluted	.04	.10	(.03)	(.34)	(.94)

Total assets	112,297	106,245	112,614	106,517	85,637

Note payable and obligation under capital lease	5,716	5,526	5,336	6,879	6,005

Shares outstanding	20,688	20,689	20,689	20,689	20,689

(1)	Operating results for 1999 include a pre-tax charge of $8,203,000 for a litigation judgment. See Note 8 of Notes to Consolidated Financial Statements.

(2)	Operating results for 2000 include a pre-tax restructuring charge of $6,910,000. See Note 10 of Notes to Consolidated Financial Statements.

(3)	In 2001, the Company recorded a non-cash charge of $18,598,000 to provide a full valuation allowance for the United States deferred tax assets. See Note 5 of Notes to Consolidated Financial Statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

      Information provided in this Annual Report may contain, and the Company may from time to time disseminate material and make statements which may contain “forward-looking” information, as that term is defined by the Private Securities Litigation Reform Act of 1995 (the “Act”). These cautionary statements are being made pursuant to the provisions of the Act and with the intention of obtaining the benefit of “safe harbor” provisions of the Act. The reader is cautioned that all forward-looking statements are necessarily speculative. The reader should carefully review the cautionary statements contained in the Company’s Annual Report on Form 10-K for the year ended June 30, 2001, which identify important factors that could cause actual results to differ materially from those in the forward-looking statements, as well as the risk factors which may also be identified by the Company from time to time in other filings with the Securities and Exchange Commission, press releases and other communications.

      The following table gives certain key statistics regarding the Company during the past five years ended June 30:

	1997	1998	1999	2000	2001

Centres Open at End of Year:
Company-owned

United States	542	533	524	437	431

Foreign	106	110	110	113	115

	648	643	634	550	546

Franchise

United States	113	101	86	72	73

Foreign	36	37	37	38	38

	149	138	123	110	111

Total	797	781	757	660	657

Average Revenue Per Centre in Thousands:
Company-owned

United States	$538	502	463	466	517

Foreign	483	447	461	445	338
Franchise

United States	517	510	487	476	515

Foreign	452	438	450	438	325

      The decrease in United States Company-owned centres in 2000 reflects the Company’s closure of 100 centres, principally comprised of the closure of 86 centres in November 1999 in connection with a restructuring plan implemented by the Company. Also during fiscal 2000, the Company acquired 17 centres from five franchisees, and sold four centres to a franchisee in the United States.

      The decrease in United States Company-owned centres in 1999 reflects the Company’s acquisition of six centres from a franchisee and the closure of 15 centres. The decrease in United States franchise centres reflects the Company’s acquisition of the six centres from a franchisee and the net closure of nine franchise centres.

      The decrease in United States Company-owned centres in 1998 reflects the Company’s acquisition of eight centres from two franchisees and the net closure of 17 centres.

      See Note 14 of Notes to Consolidated Financial Statements for additional information regarding United States and foreign operations.

Year Ended June 30, 2001 as Compared to Year Ended June 30, 2000

      The following table presents selected operating results for United States Company-owned operations and foreign Company-owned operations for fiscal 2001 and fiscal 2000 (U.S. $ in thousands):

				Foreign Company Owned
	U.S. Company Owned Operations			Operations(1)

	2000	2001	% Change	2000	2001	% Change

Product sales	$204,864	$209,024	2%	$45,982	$35,806	-22%

Service revenue	13,213	14,900	13%	3,721	2,672	-28%

Total	218,077	223,924	3%	49,703	38,478	-23%

Costs and expenses	214,527	214,071	0%	40,158	33,964	-15%

General and administrative	17,692	15,873	-10%	2,907	2,573	-11%

Litigation judgment	1,446	876	—	—	—	—

Restructuring charge	6,910	—	—	—	—	—

Operating income (loss)	$(22,498)	$(6,896)	—	$6,638	$1,941	-71%

Average number of centres	468	433	-7%	112	114	2%

(1)	Foreign Company-owned operations reflect the Company’s 87 centres in Australia and 28 centres (26 centres in 2000) in Canada, with the Canadian centres generating revenues of $10,478,000 and $11,324,000 in 2000 and 2001, respectively, and an operating loss of $161,000 in 2000 and operating income of $2,600 in 2001.

      Revenues from United States Company-owned operations increased 3% in 2001 compared to 2000 principally due to an increase in product sales at United States Company-owned centres, which represented 79% of the worldwide Company-owned centres at June 30, 2001. There was an 7% decrease in the average number of United States Company-owned centres in operation between the years, principally reflecting the closure of 86 centres in November 1999 in connection with a restructuring plan implemented by the Company. Product sales, which consists primarily of food products, from United States Company-owned operations increased 2%, principally due to an increase in the average dollar amount of food products purchased per participant. The increase in the average dollar amount of food products purchased per participant resulted from the Company’s emphasis on improving participant’s adherence to the program, the implementation of an approximate 3% price increase on food items in May 2001, and the introduction of the Ultimate Choice program, also in May 2001. The Ultimate Choice program allows the participant more flexibility in selecting their individual food items, which the Company believes has resulted in many participants choosing products which they find more appealing and that have higher retail prices. The 13% increase in service revenues from United States Company-owned operations was primarily due to an increase in the average service fee charged per new participant enrolled in the program between the years.

      Revenues from foreign Company-owned operations, which is derived from 87 centres in Australia and 28 centres (26 centres in 2000) in Canada, decreased 23% in 2001 compared to 2000, principally due to reduced demand at the Company’s Australian centres. The Company believes that the introduction of Xenical, a prescription drug for the treatment of obesity, in May 2000 and a new goods and services tax in the Australian market have contributed to the revenue decline. There was a 12% weighted average decrease in the Australian and Canadian currencies in relation to the U.S. dollar between the years.

      The Company has experienced reduced demand over the past several years. The Company believes that increased competition from various sources, including prescription and non-prescription pills, best selling diet books, and other “do it yourself” methods have contributed to the Company’s downward trend. Many of these competitors claim to provide “quick” and “easy” weight loss or other aggressive claims about the efficacy of their methods, are supported by a high level of advertising, and are less expensive than the Company’s program. The Company cannot predict whether the current trend will continue in the future.

      Costs and expenses of United States Company-owned operations decreased less than 1% in 2001 compared to 2000. Fiscal 2000 included a charge of $3,068,000 for obsolete inventory related to the discontinued On-the-Go program. The less than 1% decrease was due to the absence of the charge of $3,068,000 for obsolete inventory in the current year. Costs and expenses of United States Company-owned operations as a percentage of United States Company-owned revenues decreased from 98% to 96% between the years principally due to the absence of the aforementioned charge for discontinued inventory.

      In November 1999, the Company implemented a restructuring plan to reduce annual operating expenses. Of the revised charge of $6,910,000 in connection with this restructuring, approximately $5,766,000 requires cash payments and $1,144,000 represents the non-cash write-off of fixed assets. As of June 30, 2001, the Company had made cash payments of $3,157,000 for lease termination costs, $1,432,000 for severance to 110 terminated employees, $112,000 for refunds to program participants, and $697,000 for other closure costs. The Company estimates that the remaining cash payments of approximately $368,000 will be substantially incurred by December 31, 2001. With respect to the impact of the restructuring on future results of operations, the 86 closed centres had revenues of $4,526,000 and direct operating expenses of $5,339,000 for the quarter ended September 30, 1999, which was the final full quarter of operating results for these 86 centres. The Company estimates that annual pre-tax savings of approximately $4,000,000 will be achieved with the elimination of the infrastructure of the 86 centres together with the reduced corporate staff, of which approximately $2,900,000 will represent cash savings and $1,100,000 will be a reduction of depreciation and amortization expense.

      After including the allocable portion of general and administrative expenses, United States Company-owned operations had an operating loss of $6,896,000 in 2001 compared to an operating loss of $22,498,000 in 2000, which includes the above described charge of $3,068,000 for obsolete inventory and the $6,910,000 restructuring charge.

      Costs and expenses of foreign Company-owned operations decreased 15% in 2001 compared to 2000 principally due to the decreased variable costs associated with the reduced level of Australian operations and the 12% decrease in the Australian and Canadian currencies in relation to the U.S. dollar between the years. After including the allocable portion of general and administrative expenses, operating income from foreign Company-owned operations, primarily reflecting the Company’s Australian operations, declined 71% from $6,638,000 in 2000 to $1,941,000 in 2001.

      The Company’s gross margins were relatively stable between the years, with the gross margin on product sales from Company-owned operations increasing from 3% in 2000 to 4% in 2001, and its gross margin on service revenues decreasing from 30% in 2000 to 29% in 2001. Costs and expenses of Company-owned operations, other than direct product costs, are allocated between product and service based upon the respective percentage of total revenue from Company-owned operations derived from product sales and service revenue. The combined increase in gross margins in 2001 compared to 2000 resulted principally from the absence in the current year of the charge of $3,068,000 for obsolete inventory recorded in 2000.

      Revenues from franchise operations decreased 9% from $23,205,000 in 2000 to $21,150,000 in 2001. This decline was principally due to a 5% decrease in the average number of franchise centres in operation between the periods and a decrease in revenues at foreign franchised centres which resulted in reduced product sales and royalties for the Company. The decrease in the average number of franchise centres reflects the Company’s net acquisition of 11 centres from franchisees between the years. As of June 30, 2001 there were 111 franchised centres in operation, of which 73 were in the United States and 38 were in foreign countries, principally Australia and New Zealand.

      Costs and expenses of franchise operations, which consist primarily of product costs, decreased 5% from $15,954,000 in 2000 to $15,121,000 in 2001 principally because of the reduced level of franchise operations. Franchise costs and expenses as a percentage of franchise revenues remained relatively constant between the years.

      General and administrative expenses decreased 11% from $24,861,000 in 2000 to $22,231,000 in 2001 and decreased from 8.5% to 7.8% of total revenues in 2000 and 2001, respectively. The decrease in general and administrative expenses is principally due to reduced corporate compensation and professional expenses.

      A charge of $876,000 was recorded in the accompanying consolidated statement of operations for 2001 with respect to the previously disclosed litigation judgment arising out of the dispute concerning the lease at the Company’s former headquarters location. This charge consists of interest accrued on the judgment pending the appeal which has been filed seeking to overturn the judgment. In 2000, $1,446,000, comprised of attorney fees awarded to the plaintiff and interest accrued on the judgment, was expensed related to this matter. At June 30, 2001 the total amount accrued for this litigation judgment was $10,525,000.

      The elements discussed above combined to result in an operating loss of $2,711,000 in 2001 compared to an operating loss of $12,871,000 in 2000.

      Other income, net, principally interest, increased 52% from $1,432,000 in 2000 to $2,173,000 in 2001 principally due to licensing royalties which commenced in January 2001. The licensing royalties are pursuant to a trademark license agreement entered into with Balance Bar Company (subsequently acquired by Kraft Foods) and are based upon the retail sales of certain products bearing the Company’s brand.

      Income taxes (benefit) for the year ended June 30, 2001 includes income taxes at an effective rate of 37% on the Company’s foreign taxable income, but does not reflect any benefit for the net operating loss incurred by the Company’s United States operations. During 2001, the Company concluded that the deferred tax asset valuation allowance should be increased due to the uncertainty of realizing certain tax loss carryforwards and other deferred tax assets in accordance with Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”. Accordingly, the Company recorded a non-cash charge of $18,598,000 to provide a full valuation allowance for the balance of the U.S. net deferred tax asset. Management’s assessment was based principally on the losses experienced by the Company in the U.S. for the first six months of fiscal 2001, together with less than expected operating results in January 2001, following two consecutive profitable quarters ended March 31, 2000 and June 30, 2000. This increase to the deferred tax asset valuation allowance is the reason for the decrease in the deferred tax assets on the accompanying consolidated balance sheet at June 30, 2001.

      For 2001, the net loss, reflecting the above described non-cash charge of $18,598,000, was $19,345,000, or $.94 per share, compared to a net loss of $7,092,000, or $.34 per share, in 2000.

      In May 2001, the Company retained the investment banking firm Koffler & Company to advise the Company on strategic alternatives to maximize shareholder value, including a possible sale of the Company.

      The Company is a defendant in a litigation in the Superior Court of California, Alameda County. The action was commenced in March 2001 by certain named plaintiffs on behalf of themselves and on behalf of the general public. The complaint alleges that the Company’s service contracts used in California with its clients do not comply with the requirements of certain California consumer protection statutes. The plaintiff contends these contracts are misleading and constitute deceptive practices. The complaint requests an order declaring the Company’s practices and conduct with respect to its California service agreements unlawful, refund of membership amounts paid by clients who choose to cancel their service agreement, treble damages and attorney’s fees. The proceeding has not progressed sufficiently for the Company to estimate a range of possible loss. The Company intends to defend the matter vigorously.

Year Ended June 30, 2000 as Compared to Year Ended June 30, 1999

      The following table presents selected operating results for United States Company-owned operations and foreign Company-owned operations for fiscal 2000 and fiscal 1999 (U.S. $ in thousands):

				Foreign Company Owned
	U.S. Company Owned Operations			Operations(1)

	1999	2000	% Change	1999	2000	% Change

Product sales	$231,196	204,864	(11)%	47,676	45,982	(4)%

Service revenue	13,107	13,213	1%	3,023	3,721	23%

Total	244,303	218,077	(11)%	50,699	49,703	(2)%

Costs and expenses	231,621	214,527	(7)%	40,531	40,158	(1)%

General and administrative	18,492	17,692	(4)%	2,765	2,907	5%

Litigation judgment	8,203	1,446	—	—	—	—

Restructuring charge	—	6,910	—	—	—	—

Operating income (loss)	$(14,013)	(22,498)	(61)%	7,403	6,638	(10)%

Average number of centres	528	468	(11)%	110	112	2%

(1)	Foreign Company-owned operations reflect the Company’s 87 centres in Australia and 26 centres in Canada, with the Canadian centres generating revenues of $10,333,000 and $10,478,000 in 1999 and 2000, respectively, and an operating loss of $544,000 and $183,000 in 1999 and 2000, respectively.

      Revenues from United States Company-owned operations decreased 11% in 2000 compared to 1999, reflecting reduced demand for the Company’s products and services at United States Company-owned centres, which represented 79% of the worldwide Company-owned centres at June 30, 2000. The overall 11% decrease in revenues from United States Company-owned operations was principally the result of an 11% decrease in the average number of United States Company-owned centres in operation. The decrease in the number of United States Company-owned centres reflects the closure of 100 centres between the years, principally comprised of the closure of 86 centres in November 1999 in connection with a restructuring plan implemented by the Company. Product sales, which consists primarily of food products, from United States Company-owned operations decreased 11%, principally due to a 19% decrease in the number of active participants in the program between the years (which reflects the 11% decrease in the average number of centres), offset, in part, by an increase in the average amount of products purchased per active participant. The average amount of products purchased per active participant last year was below historical levels as a result of a program called “On-the-Go” which offered lower priced products and which has since been discontinued. The 1% increase in service revenues from United States Company-owned operations was primarily due to an increase in the average service fee charged per new participant, offset, in part, by a decrease in the number of new participants enrolled in the program between the years.

      Revenues from foreign Company-owned operations, which is derived from 87 centres in Australia and 26 centres in Canada, decreased 2% in 2000 compared to 1999, principally due to reduced demand at the Company’s Australian centres. Revenues at the Company’s Australian centres deteriorated during the latter part of fiscal 2000 and have continued at significantly reduced levels for the first two months of fiscal 2001, with revenues down 34% for that two month period compared to the same period last year. The Company believes that the introduction of Xenical (a prescription drug for the treatment of obesity) in May 2000 and a new goods and services tax in the Australian market have contributed to the revenue decline. There was a 1% weighted average increase in the Australian and Canadian currencies in relation to the U.S. dollar between the years.

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

      In November 1999, the Company implemented a restructuring plan to reduce annual operating expenses. The plan included the closure of 86 underperforming Company-owned centres in the United States, which represented 16% of the total United States Company-owned centres, and a staff reduction of approximately 15% at the Company’s corporate headquarters. All employees were notified in early November and the centres were closed by November 30, 1999. A charge of $7,512,000 was recorded in the quarter ended December 31, 1999 in connection with this restructuring. The charge was comprised of $3,882,000 for lease termination costs at the 86 centres, $1,563,000 for severance payments to terminated employees, $1,303,000 for the write-off of fixed assets at the closed centres, $291,000 for refunds to program participants at the closed centres, and $473,000 for other closure costs which includes the removal of signs and leasehold improvements. In June 2000, the Company reversed $602,000 of the originally estimated $7,512,000 restructuring charge because actual costs were less than the costs projected when the restructuring was implemented. The $602,000 reversal was comprised of $289,000 in lease termination costs, $19,000 in severance costs, $159,000 in fixed asset write-offs, and $182,000 in refunds to program participants, offset, in part, by $47,000 of additional other closure costs. Of the total revised charge of $6,910,000, approximately $5,766,000 requires cash payments and $1,144,000 represents the non-cash write-off of fixed assets. As of June 30, 2000, the Company had made cash payments of $2,214,000 for lease termination costs, $1,014,000 for severance to terminated employees, $109,000 for refunds to program participants, and $622,000 for other closure costs. The Company estimates that the remaining cash payments of approximately $1,807,000, which is included in accrued liabilities on the accompanying balance sheet at June 30, 2000, will be substantially incurred by December 31, 2000.

      Costs and expenses of foreign Company-owned operations decreased 1% in 2000 compared to 1999 principally due to the 2% decrease in revenues between the years.

      Operating income from foreign Company-owned operations, primarily reflecting the Company’s Australian operations, declined 10% from $7,403,000 to $6,638,000 in 1999 and 2000, respectively, compared to an operating loss from United States Company-owned operations of $14,013,000 and $22,498,000 in 1999 and 2000, respectively. The Company believes that the favorable results achieved by its Australian operations in 1999 and 2000 compared to its United States operations were attributable principally to a less competitive marketplace for commercial weight loss programs and lower operating costs in Australia. In addition, the Company believes that its advertising more effectively reached its target audience in Australia as a result of the favorable audience demographics of certain magazines and broadcast media in Australia. However, as previously discussed, revenues at the Company’s Australian centres deteriorated during the latter part of fiscal 2000 and have continued at significantly reduced levels for the first two months of fiscal 2001, with the result that Australian operating income was only slightly above breakeven for that two month period.

      The Company’s gross margin on product sales from Company-owned operations decreased from 6% in 1999 to 3% in 2000, and its gross margin on service revenues decreased from 31% in 1999 to 30% in 2000. Costs and expenses of Company-owned operations, other than direct product costs, are allocated between product and service based upon the respective percentage of total revenue from Company-owned operations derived from product sales and service revenue. The decrease in gross margins in 2000 compared to 1999 resulted principally from the charge for obsolete inventory and the higher proportion of fixed costs when compared to the reduced level of revenues.

      Revenues from franchise operations decreased 11% from $25,950,000 in 1999 to $23,205,000 in 2000. This decline was principally due to an 11% decrease in the average number of franchise centres in operation and a decrease in the number of new participants enrolled in the program at franchise centres, resulting in reduced product sales and royalties. The decrease in the number of franchise centres reflects the Company’s acquisition of 17 centres from five franchisees and the Company’s sale of four centres to a franchisee in the United States.

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

      In June 1999, a jury of the California Superior Court found that the Company breached the terms of a commercial lease agreement related to its former headquarters location in Del Mar, California. The jury awarded the Company’s former landlord $2,261,000 in compensatory contract and tort damages and $5,942,000 in punitive damages, or $8,203,000 in aggregate, which was recorded as a charge in the accompanying consolidated statement of operations for the year ended June 30, 1999 and is accrued in the accompanying consolidated balance sheet at June 30, 1999 and 2000. An additional $1,446,000 was recorded in the year ended June 30, 2000 for attorney fees awarded to the plaintiff and interest accrued on the judgment, pending the appeal which has been filed seeking to overturn the judgment.

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

Liquidity and Capital Resources

      The Company has historically financed its operations through cash flow from operations, supplemented by a note payable obtained in 1996 to partially finance the Company’s purchase of its corporate office building and by a capital lease for computer equipment related to Y2K remediation in 2000.

      At June 30, 2001, the Company had cash, cash equivalents, and short-term investments of $38,433,000 compared to $35,635,000 at June 30, 2000, reflecting an increase of $2,798,000 during the year ended June 30, 2001. This increase was principally due to the net cash provided by operating activities, offset, in part, by capital expenditures, debt service, and the effect of foreign currency exchange rate changes.

      The Company’s principal cash commitments at June 30, 2001 are as follows:

•	Operating lease payments on premises from which the Company’s centre operations are conducted totaling approximately $29,439,000, of which approximately $15,044,000 is payable in the twelve months ending June 30, 2002 and approximately $8,705,000 is payable in the twelve months ending June 30, 2003. Management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases.

•	The litigation judgment of $10,525,000 which the Company is appealing.

•	Debt service with respect to the capital lease totaling $1,882,000. See Note 15 “Subsequent Event” of Notes to Consolidated Financial Statements for information regarding the payoff of the note payable on July 13, 2001 in connection with the sale of the Company’s corporate headquarters building.

•	Remaining payments of approximately $368,000 related to the restructuring implemented in November 1999 described above.

•	In the normal course of its business the Company acquires property and equipment, including replacing assets which are no longer useful. This may include moving the location of a centre or remodeling existing centres.

      The Company believes that its available cash and cash equivalents, together with its cash flow from operations, are adequate for its needs in the foreseeable future.

Effects of Recent Accounting Pronouncements

      In July 2001, the Financial Accounting Standards Board issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

      The Company is required to adopt the provisions of Statement 141 immediately, and Statement 142 is required for fiscal years beginning after December 15, 2001. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of Statement 142.

      Statement 141 will require, upon adoption of Statement 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in Statement 141 for recognition apart from goodwill. Upon adoption of Statement 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

      In connection with the transitional goodwill impairment evaluation, Statement 142 will require the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company’s consolidated statement of operations.

      Because of the extensive effort needed to comply with adopting Statements 141 and 142, it is not practicable to reasonably estimate the impact of adopting these Statements on the Company’s financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

Quantitative and Qualitative Disclosures About Market Risk

      The Company is exposed to a variety of risks, including changes in interest rates affecting the return on its investments and the cost of its debt, and foreign currency fluctuations.

      At June 30, 2001, the Company maintains a portion of its cash and cash equivalents in financial instruments with original maturities of three months or less. The Company also, at times, maintains a short-term investment portfolio containing financial instruments with original maturities of greater than three months but less than twelve months. These financial instruments, principally comprised of high quality commercial paper, are subject to interest rate risk and will decline in value if interest rates increase. Due to the short duration of these financial instruments, an immediate 10% increase in interest rates would not have a material effect on the Company’s financial condition or results of operations. The Company has not used derivative financial instruments in its investment portfolio.

      The Company’s long-term debt at June 30, 2001 is comprised of a note payable to a bank, secured by the Company’s corporate office building, with a total balance of $5,147,000 (which was paid in full on July 13, 2001 in connection with the sale of the Company’s corporate headquarters building) and a capital lease agreement covering certain computer hardware with a total balance of $1,732,000. The note payable bears interest at the London Interbank Offered Rate plus one percent, with quarterly interest rate adjustments, and the capital lease is at a fixed rate. Due to the relative immateriality of the note payable, an immediate 10 percent change in interest rates would not have a material effect on the Company’s financial condition or results of operations.

      Approximately 16% of the Company’s revenues for the year ended June 30, 2001 were generated from foreign operations, located principally in Australia and Canada. In fiscal 2001, the Company was subjected to a 12% weighted average decrease in the Australian and Canadian currencies in relation to the U.S. dollar compared to fiscal 2000. Currently, the Company does not enter into forward exchange contracts or other financial instruments with respect to foreign currency.

JENNY CRAIG, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

June 30, 2000 and 2001
($ in thousands)

ASSETS

	2000	2001

Cash and cash equivalents	$34,710	$38,433

Short-term investments	925	—

Accounts receivable, net	2,271	2,076

Inventories	11,785	11,427

Prepaid expenses and other assets	5,625	3,441

Deferred tax assets	864	—

Total current assets	56,180	55,377

Deferred tax assets	16,696	125

Cost of reacquired area franchise rights and other intangibles, net	8,658	7,460

Property and equipment, net	25,797	22,216

Other assets	630	459

	$107,961	$85,637

LIABILITIES AND STOCKHOLDERS’ EQUITY

Accounts payable	$13,473	$15,255

Accrued liabilities	15,515	15,420

Current installments of obligation under capital lease	642	684

Accrual for litigation judgment	9,649	10,525

Deferred service revenue	10,175	10,423

Total current liabilities	49,454	52,307

Note payable, excluding current installments	5,147	4,957

Obligation under capital lease, excluding current installments	1,732	1,048

Total liabilities	56,333	58,312

Stockholders’ equity:

Common stock, $.000000005 par value, 100,000,000 shares authorized; issued: 2000 and 2001 — 27,580,260 shares; outstanding: 2000 and 2001 — 20,688,971 shares	—	—

Additional paid-in capital	71,622	71,622

Retained earnings	49,415	30,070

Accumulated other comprehensive income	5,353	395

Treasury stock, at cost: 2000 and 2001 — 6,891,289 shares	(74,762)	(74,762)

Total stockholders’ equity	51,628	27,325

Commitments and contingencies

	$107,961	$85,637

See accompanying notes to consolidated financial statements.

JENNY CRAIG, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended June 30, 1999, 2000 and 2001
($ in thousands, except per share amounts)

	1999	2000	2001

Revenues:

Company-owned operations:

Product sales	$278,872	250,846	244,830

Service revenue	16,130	16,934	17,572

	295,002	267,780	262,402

Franchise operations:

Product sales	22,248	19,935	17,901

Royalties	3,697	3,235	3,044

Initial franchise fees	5	35	205

	25,950	23,205	21,150

Total revenues	320,952	290,985	283,552

Costs and expenses:

Company-owned operations:

Product	261,090	242,908	235,499

Service	11,062	11,777	12,536

	272,152	254,685	248,035

Franchise operations:

Product	15,761	14,746	13,819

Other	2,183	1,208	1,302

	17,944	15,954	15,121

	30,856	20,346	20,396

General and administrative expenses	25,437	24,861	22,231

Litigation judgment	8,203	1,446	876

Restructuring charge	—	6,910	—

Operating loss	(2,784)	(12,871)	(2,711)

Other income, net, principally interest	1,700	1,432	2,173

Loss before taxes	(1,084)	(11,439)	(538)

Income taxes (benefit)	(412)	(4,347)	18,807

Net loss	$(672)	(7,092)	(19,345)

Basic and diluted net loss per share	$(0.03)	(0.34)	(0.94)

See accompanying notes to consolidated financial statements.

JENNY CRAIG, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended June 30, 1999, 2000 and 2001
($ in thousands)

				Accumulated
		Additional		other		Total
	Common	paid-in	Retained	comprehensive	Treasury	stockholders’
	stock	capital	earnings	income	stock	equity

Balance at June 30, 1998	—	$71,622	57,179	1,747	(74,762)	55,786

Comprehensive income:

Net loss	—	—	(672)	—	—	(672)

Translation adjustment	—	—	—	2,383	—	2,383

Balance at June 30, 1999	—	71,622	56,507	4,130	(74,762)	57,497

Comprehensive loss:

Net loss	—	—	(7,092)	—	—	(7,092)

Translation adjustment	—	—	—	1,223	—	1,223

Balance at June 30, 2000	—	71,622	49,415	5,353	(74,762)	51,628

Comprehensive loss:

Net loss	—	—	(19,345)	—	—	(19,345)

Translation adjustment	—	—	—	(4,958)	—	(4,958)

Balance at June 30, 2001	—	$71,622	30,070	395	(74,762)	27,325

See accompanying notes to consolidated financial statements.

JENNY CRAIG, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended June 30, 1999, 2000 and 2001
($ in thousands)

	1999	2000	2001

Cash flows from operating activities:

Net loss	$(672)	(7,092)	(19,345)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:

Depreciation and amortization	5,854	5,769	6,053

Provision for (benefit from) deferred income taxes	(5,543)	(4,154)	17,925

Provision for doubtful accounts	500	85	100

Provision for centre closures	—	1,144	—

Loss on disposal of property and equipment	579	178	26

Loss on write-off of cost of reacquired area franchise rights	—	94	432

(Increase) decrease in:

Accounts receivable	(88)	(278)	95

Inventories	(3,531)	6,293	364

Prepaid expenses and other assets	(98)	(1,460)	2,355

Increase (decrease) in:

Accounts payable	1,137	(2,920)	1,782

Accrued liabilities	(4,289)	405	(585)

Accrual for litigation judgment	8,203	1,446	876

Deferred service revenue	(203)	100	248

Net cash provided by (used in) operating activities	1,849	(390)	10,326

Cash flows from investing activities:

Purchase of property and equipment	(5,073)	(4,747)	(1,961)

Purchase of short-term investments	(7,883)	(4,200)	—

Proceeds from maturity of short-term investments	5,969	6,425	925

Payments for acquisition of franchise centres	(320)	(1,923)	(225)

Net cash used in investing activities	(7,307)	(4,445)	(1,261)

Cash flows from financing activities —

Principal payments on note payable and capital lease	(190)	(542)	(832)

Effect of exchange rate changes on cash and cash equivalents	2,388	1,223	(4,510)

Net increase (decrease) in cash and cash equivalents	(3,260)	(4,154)	3,723

Cash and cash equivalents at beginning of year	42,124	38,864	34,710

Cash and cash equivalents at end of year	$38,864	34,710	38,433

Supplemental disclosure of cash flow information:

Income taxes paid	$3,972	728	1,659

Interest paid	360	538	513

Supplemental disclosure of noncash investing and financing activities:

Acquisition of franchise centres:

Fair value of assets acquired	$600	2,462	332

Cancellation of accounts receivable	(280)	(539)	(107)

Cash paid for acquisitions	$320	1,923	225

Property and equipment acquired through capital lease	$—	2,726	—

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

     (b)  Basis of Consolidation

      The consolidated financial statements include the accounts of Jenny Craig, Inc. and its wholly owned subsidiaries (the Company). All material intercompany accounts and transactions have been eliminated in consolidation.

     (c)  Cash Equivalents

      Cash equivalents consist principally of money market funds and other highly liquid interest-bearing instruments with original maturities of three months or less.

     (d)  Short-Term Investments

      Short-term investments consist principally of commercial paper. The Company classifies its securities as held-to-maturity. Held-to-maturity securities are those investments in which the Company has the ability and intent to hold the security until maturity. Held-to-maturity securities are recorded at amortized cost, which approximates market value. All investments mature within a 12-month period. Dividend and interest income are recognized in the period earned.

     (e)  Inventories

      Inventories, which consist primarily of food products held for sale, are stated at the lower of cost (determined using the first-in, first-out method) or market.

     (f)  Property and Equipment

      Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, predominantly five years. Leasehold improvements are amortized over the shorter of their useful life or related lease term, predominantly five years. The Company’s corporate headquarters building, purchased in 1997, is being depreciated using the straight-line method over 30 years.

     (g)  Reacquired Area Franchise Rights and Other Intangibles

      The Company has acquired, from time to time, centres which were previously owned by franchisees. The excess cost over net assets acquired is being amortized using the straight-line method over the then remaining term of the acquired franchise territorial rights, which averages 13 years. Amortization expense was $805,000, $815,000 and $937,000 for the years ended June 30, 1999, 2000 and 2001, respectively. Accumulated amortization was $6,753,000 and $7,056,000 at June 30, 2000 and 2001, respectively.

(h) Impairment of Long-Lived Assets

      The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be

JENNY CRAIG, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Reacquired area franchise rights are evaluated for recoverability on an individual area franchise basis. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(i) Revenue Recognition

      Revenue from product sales, which is substantially comprised of food products, whether sold to participants at Company-owned centres or sold to franchisees, is recognized upon receipt of the product by the customer. Product sales are non-returnable.

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

      Certain weight loss programs enable the customer to receive a refund of a portion of the service fee if certain criteria are met. The Company records a liability at the time of sale for the estimated portion of the service fee to refunded based upon historical experience.

      The Company grants franchises in exchange for an initial franchise fee which is recorded as revenue when substantially all services have been performed and the franchisee commences operations. Costs associated with such sales, substantially all of which are incurred prior to the franchisee commencing operations, are expensed as incurred. Franchise royalties are calculated as a percentage of franchisees’ revenue in accordance with the franchise agreements.

      The Company’s allowance for doubtful accounts amounted to $1,572,000 and $1,416,000 at June 30, 2000 and 2001, respectively.

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

(m) Stock-Based Compensation

      The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123). Accordingly, the Company continues to account for stock-based compensation under APB Opinion No. 25, Accounting for Stock Issued to Employees,

JENNY CRAIG, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

and related interpretations. As such, compensation expense for employee stock option grants is recorded on the date of grant only if the current market price of the Company’s stock exceeds the exercise price. Stock options issued to non-employees in exchange for goods or services received are recorded at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

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

      Net loss and weighted-average common shares used to compute net loss per share, basic and diluted, are presented below ($ in thousands):

	1999	2000	2001

Net loss	$(672)	(7,092)	(19,345)

Common shares, basic and diluted	20,689	20,689	20,689

      For the years ended June 30, 1999, 2000 and 2001, stock options representing 2,167,500, 2,527,100 and 2,290,100 common shares respectively, were not included in the computation of diluted net loss per share because to do so would have been antidilutive.

(o) Reclassification

      Certain prior year balances have been classified to conform with the current year presentation.

     (p)  Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2)  Prepaid Expenses and Other Assets

      Prepaid expenses and other assets at June 30 are summarized as follows ($ in thousands):

	2000	2001

Prepaid income taxes	$3,000	1,584

Other	2,625	1,857

	$5,625	3,441

JENNY CRAIG, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(3)  Property and Equipment

      Property and equipment at June 30 is summarized as follows ($ in thousands):

	2000	2001

Land	$2,000	2,000

Building	7,048	7,048

Furniture and equipment	30,682	30,027

Leasehold improvements	21,034	21,402

	60,764	60,477

Less accumulated depreciation and amortization	(34,967)	(38,261)

	$25,797	22,216

      See Note 15 “Subsequent Event” for information regarding the sale of the land and building on July 13, 2001.

(4)  Accrued Liabilities

      Accrued liabilities at June 30 are summarized as follows ($ in thousands):

	2000	2001

Accrued salaries, wages and benefits	$8,210	9,690

Restructuring accrual	1,807	368

Deferred tax liability	—	490

Other accruals	5,498	4,872

	$15,515	15,420

(5)  Income Taxes

      The Company and its United States subsidiaries file consolidated federal and combined or separate state income tax returns. Jenny Craig Weight Loss Centres, Pty. Ltd. and Jenny Craig Weight Loss Centres (Canada) Company, both wholly owned foreign subsidiaries, are subject to income tax in foreign jurisdictions.

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

      The components of loss before taxes are as follows ($ in thousands):

	1999	2000	2001

United States	$(11,256)	(17,383)	(1,686)

Foreign	10,172	5,944	1,148

	$(1,084)	(11,439)	(538)

JENNY CRAIG, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The following summarizes income taxes (benefit) ($ in thousands):

	1999	2000	2001

Current:

Federal	$2,250	(1,060)	200

State	153	26	28

Foreign	2,728	841	654

Total current	5,131	(193)	882

Deferred:

Federal	(2,775)	(5,546)	16,483

State	(429)	79	1,400

Foreign	(2,339)	1,313	42

Total deferred	(5,543)	(4,154)	17,925

Total income taxes (benefit)	$(412)	(4,347)	18,807

      Deferred income taxes result from the temporary differences between the tax basis of an asset or a liability and its reported amount in the consolidated balance sheets. The components that comprise deferred tax assets and liabilities at June 30, 2000 and 2001 are as follows ($ in thousands):

	2000	2001

Deferred tax assets:

Employee benefits	$898	812

Allowance for doubtful accounts	648	501

Depreciation and amortization	1,674	1,980

Inventories	216	159

Deferred service revenue	2,603	2,626

Net operating losses	6,021	7,365

Tax credits	1,630	919

Accrual for litigation judgment	3,497	3,997

Other accruals	1,876	1,735

Total gross deferred tax assets	19,063	20,094

Less valuation allowance	(700)	(19,298)

Net deferred tax assets	18,363	796

Deferred tax liabilities:

Receivable from foreign subsidiary	(326)	(331)

Foreign operations	(323)	(365)

Other	(154)	(465)

Total deferred tax liabilities	(803)	(1,161)

Net deferred tax asset (liability)	$17,560	(365)

      The valuation allowance for deferred tax assets as of July 1, 1999 and 2000 was $700,000. There was no change in the valuation allowance for the year ended June 30, 2000 and there was an increase of $18,598,000 in the valuation allowance for the year ended June 30, 2001. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. During 2001, the Company concluded that the deferred tax

JENNY CRAIG, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

asset valuation allowance should be increased due to the uncertainty of realizing certain tax loss carryforwards and other deferred tax assets in accordance with Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”. Accordingly, the Company recorded a non-cash charge of $18,598,000 to provide a full valuation allowance for the balance of the U.S. net deferred tax asset. Management’s assessment was based principally on the losses experienced by the Company in the U.S. for the first six months of fiscal 2001, together with less than expected operating results in January 2001, following two consecutive profitable quarters ended March 31, 2000 and June 30, 2000.

      Income taxes (benefit) for the years ended June 30, 1999, 2000 and 2001 differed from the amounts expected by applying the U.S. federal income tax rate of 34% to income (loss) before taxes as follows ($ in thousands):

	1999	2000	2001

Computed income tax benefit	$(369)	(3,889)	(183)

State taxes, net of federal benefit	(183)	69	1,333

Permanent differences	70	84	(155)

Foreign taxes	—	—	445

Change in Federal valuation allowance	—	—	16,982

Other	70	(611)	385

	$(412)	(4,347)	18,807

(6)  Note Payable

      In October 1996, the Company borrowed $6,000,000 from a bank, secured by the Company’s corporate office building. The note bears interest at the London Interbank Offered Rate plus 1% (5.375% at June 30, 2001). The current portion of the note, amounting to $190,000, is included in accrued liabilities at June 30, 2000 and 2001.

      See Note 15 “Subsequent Event” for information regarding the repayment in full of the note payable on July 13, 2001.

(7)  Leases

      The Company’s centre operations are conducted from premises leased under noncancelable operating leases, generally for terms of five years with renewal options for like periods. The Company’s rent expense under such noncancelable operating leases amounted to $24,226,000, $23,159,000 and $21,605,000 for the years ended June 30, 1999, 2000 and 2001, respectively. Management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. A majority of the leases provide for the payment of taxes, maintenance, insurance, and certain other expenses applicable to the leased premises.

      The Company is obligated under a capital lease for computer equipment that expires in November 2003. The gross amount of computer equipment and related accumulated amortization recorded under capital leases at June 30 is as follows ($ in thousands):

	2000	2001

Computer equipment	$2,726	2,702

Less accumulated amortization	(586)	(1,209)

	$2,140	1,493

      Amortization of assets held under capital leases is included with depreciation expense.

JENNY CRAIG, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      As of June 30, 2001, the scheduled minimum annual rental payments, excluding renewal provisions under noncancelable operating leases and future minimum capital lease payments are as follows ($ in thousands):

	Capital	Operating
	leases	leases

2002	$783	$15,044

2003	783	8,705

2004	316	4,247

2005	—	1,147

2006	—	296

Minimum lease payments	1,882	$29,439

Less amount representing interest (at rates ranging from 6% to 8.5%)	(150)

Present value of minimum capital lease payments	1,732

Less current installments of obligations under capital lease	(684)

Obligations under capital lease excluding current installments	$1,048

(8)  Litigation Judgment

      In June 1999, a jury of the California Superior Court found that the Company breached the terms of a commercial lease agreement related to its former headquarters location in Del Mar, California. The jury awarded the Company’s former landlord $2,261,000 in compensatory contract and tort damages and $5,942,000 in punitive damages, or $8,203,000 in aggregate, which was recorded as a charge in the accompanying consolidated statement of operations for the year ended June 30, 1999 and is accrued in the accompanying consolidated balance sheet at June 30, 2000 and 2001. An additional $1,446,000 and $876,000 were recorded as charges in the accompanying consolidated statement of operations for the years ended June 30, 2000 and 2001, respectively, for attorney fees awarded to the plaintiff and interest accrued on the judgment, pending the appeal which has been filed seeking to overturn the judgment.

(9)	Related Party Transactions

      The beneficial owners of a majority of the outstanding stock of the Company own the franchise operations in New Zealand. The Company’s revenue derived from these operations was $4,174,000, $4,978,000 and $3,733,000 for the years ended June 30, 1999, 2000 and 2001, respectively. A director and officer of the Company is a partner in a law firm which provided certain legal services to the Company. Legal fees incurred with such firm were $568,000, $1,726,000 and $1,486,000 in 1999, 2000 and 2001, respectively.

      In March 1999, the Company entered into an agreement, which was subsequently terminated in August 2000, with Denise Altholz, the daughter of Jenny Craig, under which Ms. Altholz appeared in certain of the Company’s commercials and performed related public relations services for the Company. The agreement specified a monthly retainer of $5,000 plus a fee of $5,000 per day while appearing on behalf of the Company. The agreement also provided for travel and expense reimbursement to Ms. Altholz. Payments made to Ms. Altholz in accordance with this agreement totaled $98,000, $70,000 and $10,000 in 1999, 2000 and 2001, respectively.

      Since May 1, 2001, Marvin Sears, a director of the Company, has provided consulting services to the Company in addition to his duties as a director. Payments of $20,000 were made to Mr. Sears in 2001 for such consulting services.

JENNY CRAIG, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(10)	Restructuring Charge

      In November 1999, the Company implemented a restructuring plan to reduce annual operating expenses. The plan included the closure of 86 underperforming Company-owned centres in the United States, which represented 16% of the total United States Company-owned centres, and a staff reduction of approximately 15% at the Company’s corporate headquarters. A charge of $7,512,000 was recorded in the quarter ended December 31, 1999 in connection with this restructuring. In June 2000, the Company reversed $602,000 of the originally estimated $7,512,000 restructuring charge because actual costs were less than the costs projected when the restructuring was implemented. The revised charge of $6,910,000 was comprised of $3,593,000 for lease termination costs, $1,544,000 for severance payments to 110 terminated employees, $1,144,000 for the write-off of fixed assets, $109,000 for refunds to program participants and $520,000 for other closure costs. None of the fixed assets subject to the write-off remained in use after the November 1999 centre closures. Of the revised charge of $6,910,000, approximately $5,766,000 requires cash payments and $1,144,000 represents the non-cash write-off of fixed assets. As of June 30, 2001, the Company had made cash payments of $3,157,000 for lease termination costs, $1,432,000 for severance to terminated employees, $112,000 for refunds to program participants, and $697,000 for other closure costs. The company estimates that the remaining cash payments of approximately $368,000 will be substantially incurred by December 31, 2001.

(11)  Employee Benefits

      In 1996, the Company adopted a 401(k) Retirement Plan which allows all employees with one or more years of service to participate. The Company currently matches 25% of an employee’s voluntary contribution up to a maximum of 6% of eligible compensation. The Company recorded expense of $348,000, $279,000 and $247,000 in 1999, 2000 and 2001, respectively, in connection with this plan.

      In 1991, the Company adopted a management deferred bonus plan covering certain members of the Company’s management group. The bonus pool, which is determined by the Board of Directors following each fiscal year, cannot exceed 1% of operating income for the fiscal year plus a percentage of the increase, if any, in operating income over the prior fiscal year. Participants receive 25% of their allocated portion of the bonus pool approximately 90 days after the end of each fiscal year. Payment of the remaining 75% is deferred for five years and is subject to vesting at the rate of 20% per year. The unvested portion is forfeited if the participant terminates employment for any reason other than retirement after attainment of age 65 and completion of 10 years of participation in the management plan. There were no amounts expensed under this plan in 1999, 2000 or 2001, respectively.

(12)  Stock Option Plan

      The Company’s Stock Option Plan (the Option Plan) was adopted in October 1991 and provides for the grant of incentive stock options to key employees and of nonqualified stock options to key employees, consultants, directors, and Medical Advisory Board members. A total of 3,000,000 shares of common stock have been reserved for issuance under the Option Plan, of which 630,240 shares remain available for future grant at June 30, 2001. The exercise price of the options may not be less than the fair market value of the common stock on the date of grant. Additionally, no options may be exercisable more than ten years after the date of grant and, with certain exceptions, no option may become exercisable prior to the expiration of six months from the date of grant. The options granted to employees generally become exercisable over three to five years.

      The Company applies APB Opinion No. 25 in accounting for the Option Plan and accordingly, no compensation cost has been recognized for stock option grants to employees and directors in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant

JENNY CRAIG, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

date for its stock options under SFAS 123, the Company’s net loss and net loss per share would have been increased to the pro forma amounts as follows ($ in thousands, except per share amounts):

	1999	2000	2001

Net loss — as reported	$(672)	(7,092)	(19,345)

Net loss — pro forma	(1,352)	(7,590)	(20,142)

Per share amounts:

Basic and diluted, as reported	(.03)	(.34)	(.94)

Basic and diluted, pro forma	(.07)	(.37)	(.97)

      The per share weighted-average fair value of stock options granted during 1999, 2000 and 2001 was $2.64, $0.98 and $1.24 respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected life of four years; expected volatility of 49%, 56% and 83% in 1999, 2000 and 2001, respectively; no dividends; and risk-free interest rate of 5%.

      The following summarizes the status of the Option Plan:

			Weighted-
			average
	Number of	Range of	exercise
	options	exercise prices	price

Outstanding at June 30, 1998	1,932,200	$4.63 to 15.32	$5.96

Granted	547,000	2.88 to 6.79	5.98

Canceled	(311,700)	5.63 to 15.32	6.54

Outstanding at June 30, 1999	2,167,500	2.88 to 6.79	5.88

Granted	1,188,000	1.97 to 2.94	2.05

Canceled	(828,400)	5.63 to 6.79	6.01

Outstanding at June 30, 2000	2,527,100	1.97 to 6.07	4.04

Granted	342,000	1.48 to 2.94	1.95

Canceled	(579,000)	5.63 to 5.94	5.89

Outstanding at June 30, 2001	2,290,100	1.48 to 6.07	3.26

Exercisable at June 30, 2001	1,029,605	1.69 to 6.07	4.35

JENNY CRAIG, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      Information with respect to options outstanding and exercisable by exercise price range at June 30, 2001 is as follows:

Options Outstanding

		Weighted-
		average	Weighted-
		remaining	average
Range of	Number	contractual life	exercise
exercise prices	outstanding	(in years)	price

$1.48 to 2.13	1,528,000	8.7	$2.03
2.25 to 2.94	27,000	7.8	2.86
4.63 to 6.07	735,000	6.5	5.83

1.48 to 6.07	2,290,100	8.0	3.26

Options Exercisable

		Weighted-
		average
Range of	Number	exercise
exercise prices	exercisable	price

$1.69 to 2.13	390,380	2.05
2.25 to 2.94	14,500	2.84
4.63 to 6.07	624,725	5.83

1.69 to 6.07	1,029,605	4.35

(13)  Contingencies

      Because of the nature of its activities, the Company is, at times, subject to pending and threatened legal actions which arise out of the normal course of business. In the opinion of management, based in part upon advice of legal counsel, the disposition of such matters will not have a material effect on the consolidated financial statements.

      The Company is a defendant in a litigation in the Superior Court of California, Alameda County. The action was commenced in March 2001 by certain named plaintiffs on behalf of themselves and on behalf of the general public. The complaint alleges that the Company’s service contracts used in California with its clients do not comply with the requirements of certain California consumer protection statutes. The plaintiff contends these contracts are misleading and constitute deceptive practices. The complaint requests an order declaring the Company’s practices and conduct with respect to its California service agreements unlawful, refund of membership amounts paid by clients who choose to cancel their service agreement, treble damages and attorney’s fees. The proceeding has not progressed sufficiently for the Company to estimate a range of possible loss. The Company intends to defend the matter vigorously.

JENNY CRAIG, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(14)  Business Segments and Geographic Information

      The Company operates in the weight management industry. Substantially all revenue results from the sale of weight management products and services, whether the centre is operated by the Company or its franchisees. The Company’s reportable segments consist of Company-owned operations and franchise operations, further segmented by geographic area. The following presents information about the respective reportable segments ($ in thousands):

	1999	2000	2001

Revenue:

Company-owned operations:

United States	$244,303	218,077	223,924

Foreign	50,699	49,703	38,478

Franchise operations:

United States	18,237	14,716	14,915

Foreign	7,713	8,489	6,235

Operating income (loss):

Company-owned operations:

United States	(14,013)	(22,498)	(6,896)

Foreign	7,403	6,638	1,941

Franchise operations:

United States	1,436	121	367

Foreign	2,390	2,868	1,877

Identifiable assets:

United States	99,965	92,503	72,529

Foreign	12,649	15,458	13,108

      The operating loss for the United States Company-owned operations in 2000 includes a restructuring charge totaling $6,910,000. See Note 10 “Restructuring Charge.”

      The operating loss for United States Company-owned operations in 1999 includes a litigation judgment totaling $8,230,000. See Note 8 “Litigation Judgment.”

(15)  Subsequent Event

      On July 13, 2001, the Company completed the sale of its corporate headquarters building for $21,000,000. Concurrent with the sale, the note payable totaling $5,147,000 was paid in full. After repayment of the note payable and expenses of the sale, the Company received net cash proceeds of $15,154,000.

INDEPENDENT AUDITORS’ REPORT

The Stockholders and Board of Directors

Jenny Craig, Inc.:

      We have audited the accompanying consolidated balance sheets of Jenny Craig, Inc. and subsidiaries as of June 30, 2000 and 2001, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended June 30, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jenny Craig, Inc. and subsidiaries as of June 30, 2000 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

San Diego, California

August 17, 2001

JENNY CRAIG, INC. AND SUBSIDIARIES

SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

      The following is a summary of the unaudited quarterly results of operations ($ in thousands, except per share data):

	Three-Month Period Ended

	September 30,	December 31,	March 31,	June 30,	Total
Current Year	2000	2000	2001	2001	year

Total revenues	$66,393	60,684	76,840	79,635	283,552

Operating income (loss)	(1,927)	(3,971)	(931)	4,118	(2,711)

Net income (loss)	(1,736)	(21,612)	(477)	4,480	(19,345)

Basic and diluted net income (loss) per share	(.08)	(1.04)	(.02)	.22	(.94)

      The quarter ended December 31, 2000 includes a non-cash charge of $17,721,000 to provide a full valuation allowance for the United States deferred tax assets. See Note 5 “Income Taxes”.

	Three-Month Period Ended

	September 30,	December 31,	March 31,	June 30,	Total
Prior Year	1999	1999	2000	2000	year

Total revenues	$71,511	62,157	80,777	76,540	290,985

Operating income (loss)	(6,488)	(12,585)	2,559	3,643	(12,871)

Net income (loss)	(3,782)	(7,610)	1,727	2,573	(7,092)

Basic and diluted net income (loss) per share	(.18)	(.37)	.08	.12	(.34)

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

JENNY CRAIG, INC. AND SUBSIDIARIES

COMMON STOCK DATA

      At September 1, 2001, there were approximately 2,300 holders of the Company’s common stock. On August 16, 2001, the Company’s common stock was de-listed from the New York Stock Exchange (NYSE), where it had been listed under the symbol JC, because the Company was below the NYSE’s continued listing criteria requiring total market capitalization of not less than $50,000,000 and total stockholders’ equity of not less than $50,000,000. Subsequent to August 16, 2001, the Company’s common stock has traded on the NASD Bulletin Board system under the symbol JCGI. The following table reflects the range of high and low sales prices as reported by the NYSE for the indicated periods.

	2000		2001

	High	Low	High	Low

First quarter ended September 30	3.375	2.312	3.375	1.630

Second quarter ended December 31	3.875	2.000	2.000	1.250

Third quarter ended March 31	3.750	2.000	1.500	1.010

Fourth quarter ended June 30	3.437	1.437	1.730	1.020

      The Company did not pay any cash dividends in 2000 and 2001. The Company currently believes that its stockholders are best served by directing cash resources to the Company’s marketing efforts and improvement of its business.